2005 ANNUAL REPORT

FOR THE 13 MONTHS ENDED

December 31, 2005

  INCLUDES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AND

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS

AND

MINERAL PROPERTY SUMMARIES AND NEWS RELEASES

Date of Report – April 18, 2006

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTC BB

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

2005 CORPORATE HIGHLIGHTS

Expanded Landholdings, Completed Trenching, Sampling, Assaying and Geophysics Survey

In Preparation For Phase II Drilling At Los Zorros Property, Chile

Area of Interest Agreement For Silver Exploration In Chile With SilverCrest Mines Inc.

$1,491,548 Expended On Exploration & Mineral Interests During The Period

Evaluated New Copper-Gold Opportunity – INCA Project, Chile

FOR DETAILS TURN TO:

FINANCIAL STATEMENTS*

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS

MINERAL PROPERTY SUMMARIES, NEWS RELEASES

*During 2005, the fiscal year-end was changed from November 30th to a new year-end of December 31st.    As a result, the financial statements for fiscal 2005 cover a period of thirteen months from December 1, 2004 to December 31, 2005.

SAMEX is exploring the mineral-rich Cordillera of Bolivia and Chile.  This prolific mining belt hosts some of the world’s largest ore bodies.  Objective - Discover and develop precious metal deposits.

SAMEX MINERAL EXPLORATION PROPERTIES

EL DESIERTO - Bolivia Epithermal Gold-Silver Prospect
ESKAPA - Bolivia Epithermal Gold-Silver, Copper Prospects
INCA – Chile Porphyry Copper, Gold, Silver, Molybdenum Prospects
LOS ZORROS - Chile Gold, Copper, Silver Prospects
SANTA ISABEL - Bolivia Zinc-Silver-Lead-Indium-Copper-Gold Targets
WALTER - Bolivia Vein/Intrusion Gold-Silver-Lead-Zinc-Copper-Bismuth
WARA WARA - Bolivia Sediment-Hosted Zinc-Silver-Lead-Copper Targets
YARETANI - Bolivia Shear & Sediment-Hosted Gold Targets

Website - www.samex.com SAMEX trades in Canada on the TSX Venture Exchange - symbol: SXG SAMEX is quoted in the United States on the OTC Bulletin Board - symbol: SMXMF

PRESIDENT’S LETTER TO THE SHAREHOLDERS

To Our Shareholders,

Last year we asked you for patience as we advanced the detailed geology at Los Zorros and I’m glad we did.  The high-grade gold mineralization encountered within the NORA area is unfolding as a very exciting exploration target that may prove to be hugely rewarding for all of us shareholders.

We have also begun the early geologic evaluations (trenching/sampling etc) within Exploration Area IV and we’re encountering favorable indications that similar high-grade targets may exist beneath this large target area as well.  Our thinking at this point is that we may be in the early stages of discovering a new gold deposit type for Chile that could produce a district of high-grade gold deposits within the Los Zorros project.

It is still very early stage at Los Zorros and much more work has to be done but we are pleased to own 100% of such an excellent opportunity at a time when investors are beginning to comprehend, as we have long believed, that gold and silver are precious and have been substantially undervalued.  In support of our strong convictions concerning the precious metals, we co-hosted and sponsored the successful GATA GoldRush 21 conference where the economic foundation of gold and silver as honest money and true liberty were emphasized.

Another exciting and unexpected opportunity that came upon us this past year was the “INCA” project.   We were in the right place at the right time to react instinctively when it came to our attention that the world’s largest copper producer (Codelco) had made a new discovery in an area close to where we have been discretely accumulating silver prospects.

We quickly determined that the area of small copper mines, adjacent to the discovery, comprises a coherent copper-porphyry-type mineralized system hosting a cluster of high quality exploration targets.  From there, our Chilean operations and legal staff went to work to identify the possibility of acquiring a meaningful land position.  After months of persistent team effort, we have successfully secured a very strategic land position overlying tremendously prospective copper/gold/molybdenum geology, next to an exciting new discovery.

To wrap things up, I believe we are “poised for discovery” on not just one prospect, but three!  Los Zorros for high-grade gold, INCA for copper/gold/molybdenum and Eskapa for high-grade silver/copper and gold (no we have not forgotten about Eskapa).  The patient and consistent advancement of these properties has positioned us fortuitously at a time when the metals-markets are coming alive with investor interest and support that should handsomely reward those who deliver economic discoveries.  Over the next eighteen months I expect we will not disappoint our shareholders but will most likely surprise them!

Thank you for your continued support.

“Jeffrey P. Dahl”

President

April 18, 2006

GOLD AND SILVER (+COPPER) ARE PRECIOUS

AUDITORS’ REPORT

To the Shareholders of Samex Mining Corp.

We have audited the consolidated balance sheets of Samex Mining Corp. (an exploration stage company) as at December 31, 2005 and November 30, 2004 and the consolidated statements of operations, mineral interests, shareholders’ equity and cash flows for the 13 months ended December 31, 2005 and the year ended November 30, 2004.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and November 30, 2004 and the results of its operations and its cash flows for the 13 months ended December 31, 2005 and year ended November 30, 2004 in accordance with Canadian generally accepted accounting principles.

The audited consolidated financial statements of operations, mineral interests, shareholders’ equity and cash flows for the year ended November 30, 2003 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 4, 2004.

“Dale Matheson Carr-Hilton LaBonte”

DALE MATHESON CARR-HILTON LABONTE

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 13, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the financial statements.  Our report to the shareholders dated April 13, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Dale Matheson Carr-Hilton LaBonte”

DALE MATHESON CARR-HILTON LABONTE

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 13, 2006

 FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	November 30, 2004
ASSETS

CURRENT
CASH AND CASH EQUIVALENTS (NOTE 3)	$424,287	$2,175,308
OTHER CURRENT ASSETS	65,528	88,995

	489,815	2,264,303

MINERAL INTERESTS (NOTE 4)	5,175,901	3,804,651
EQUIPMENT (NOTE 5)	85,450	112,591

	$5,751,166	$6,181,545

LIABILITIES

CURRENT
ACCOUNTS PAYABLE	$35,403	$90,467

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 7)
AUTHORIZED
UNLIMITED - COMMON SHARES WITHOUT PAR VALUE
UNLIMITED - PREFERRED SHARES

ISSUED
66,423,165 COMMON SHARES
(NOV 30, 2004 – 65,272,415 COMMON SHARES)	22,092,318	21,752,018

CONTRIBUTED SURPLUS (NOTE 7)	2,317,058	1,486,316

DEFICIT	(18,693,613)	(17,147,256)

	5,715,763	6,091,078

	$5,751,166	$6,181,545

COMMITMENTS (NOTE 4)

APPROVED BY THE DIRECTORS

“Jeffrey P. Dahl”

“Larry D. McLean”

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	THIRTEEN MONTH PERIOD ENDED DECEMBER 31,	YEAR ENDED NOVEMBER 30,	YEAR ENDED November 30,
	2005	2004	2003
GENERAL AND ADMINISTRATIVE EXPENSES

ACCOUNTING AND AUDIT	$25,509	$31,803	$535
AMORTIZATION	30,457	20,552	11,508
BANK CHARGES & INTEREST (INCOME)	(16,307)	(25,920)	(23)
CONSULTING	21,490	2,000	3,292
FOREIGN EXCHANGE LOSS (GAIN)	(37,321)	(4,058)	10,227
INTEREST ON NOTES PAYABLE	-	-	18,550
LEGAL	77,768	83,833	65,640
MINERAL INTERESTS INVESTIGATION COSTS	102,656	53,045	100,748
OFFICE, SUPPLIES, MISCELLANEOUS	76,365	99,205	53,871
PRINTING	2,845	7,562	7,742
REGULATORY FEES	20,845	28,414	36,977
SALARIES AND BENEFITS	344,673	369,818	231,605
SHARE TRANSFER AGENT	11,816	13,806	11,555
STOCK-BASED COMPENSATION (Note 7)	830,742	1,077,916	408,400
TRAVEL AND PROMOTION	48,349	45,659	52,787

NET LOSS FROM OPERATIONS	(1,539,887)	(1,803,635)	(1,013,414)

GAIN ON SALE OF EQUIPMENT	11,172	1,052	-
MINERAL INTERESTS WRITTEN OFF (Note 4)	(17,642)	(31,296)	(14,600)

NET LOSS FOR THE PERIOD	(1,546,357)	(1,833,879)	(1,028,014)

DEFICIT BEGINNING OF THE PERIOD	(17,147,256)	(15,313,377)	(14,285,363)

DEFICIT END OF THE PERIOD	$(18,693,613)	$(17,147,256)	$(15,313,377)

BASIC AND DILUTED NET LOSS PER COMMON SHARE	$(0.02)	$(0.03)	$(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	65,915,415	64,153,516	53,770,098

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS

	THIRTEEN MONTH PERIOD ENDED	YEAR ENDED	YEAR ENDED
SUMMARY OF EXPENDITURES	DECEMBER 31, 2005	NOVEMBER 30, 2004	NOVEMBER 30, 2003

EL DESIERTO - BOLIVIA	$5,880	$6,402	$2,103
ESKAPA - BOLIVIA	14,547	10,335	79,619
LOS ZORROS - CHILE	1,141,542	2,277,924	451,419
SANTA ISABEL - BOLIVIA	-	337	-
WARA WARA - BOLIVIA	6,260	18,477	5,589
WALTER - BOLIVIA	1,045	1,155	1,312
YARETANI - BOLIVIA	4,457	4,925	5,596
EXPLORATION ADVANCES / (RECOVERIES)	215,161	(236,330)	2,247
MINERAL INTERESTS ADMINISTRATION, INVESTIGATION AND EVALUATION	102,656	53,045	100,748

	1,491,548	2,136,270	648,633
MINERAL INTERESTS ADMINISTRATION, INVESTIGATION AND EVALUATION EXPENSED DURING THE YEAR	(102,656)	(53,045)	(100,748)

EXPENDITURES FOR THE PERIOD	1,388,892	2,083,225	547,885

WRITTEN OFF DURING THE PERIOD

EL DESIERTO - BOLIVIA	(5,880)	(6,402)	(2,103)
SANTA ISABEL - BOLIVIA	-	(337)	-
WARA WARA - BOLIVIA	(6,260)	(18,477)	(5,589)
WALTER - BOLIVIA	(1,045)	(1,155)	(1,312)
YARETANI - BOLIVIA	(4,457)	(4,925)	(5,596)

BALANCE BEGINNING OF THE PERIOD	3,804,651	1,752,722	1,219,437

BALANCE END OF THE PERIOD	$5,175,901	$3,804,651	$1,752,722

SUMMARY OF DEFERRED COSTS

BOLIVIA
EL DESIERTO	$1,000	$1,000	$1,000
ESKAPA	1,259,197	1,244,650	1,234,315
SANTA ISABEL	1,000	1,000	1,000
WALTER	1,000	1,000	1,000
WARA WARA	1,000	1,000	1,000
YARETANI	1,000	1,000	1,000
CHILE
LOS ZORROS	3,870,885	2,729,343	451,419

UNALLOCATED ADVANCES*	40,819	(174,342)	61,988

	$5,175,901	$3,804,651	$1,752,722

*Unallocated Advances: The fiscal quarter/year end (September 30th) of the Bolivian subsidiaries is three months earlier than the fiscal quarter/year end (December 31st) of the parent company.  Consequently, funds transferred from SAMEX Mining Corp. to these subsidiaries during this three-month accounting stub period are recorded as Unallocated Advances which will subsequently be allocated to the appropriate property/category in the following quarter, based on the financial statements of the respective subsidiary.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS (CONT’D)

	THIRTEEN MONTH PERIOD ENDED	YEAR ENDED	YEAR ENDED
DETAILS OF EXPENDITURES	DECEMBER 31, 2005	NOVEMBER 30, 2004	NOVEMBER 30, 2003

EL DESIERTO - BOLIVIA
PROPERTY CLAIMS	$5,880	$6,402	$2,103

ESKAPA – BOLIVIA
AMORTIZATION	$1,867	$2,601	$2,733
DRILLING AND SUB-CONTRACTS	-	-	907
FOOD AND LODGING	1,245	-	21,604
FUEL	383	-	-
GEOLOGY, MAPPING AND SURVEYS	732	-	46,044
LEGAL	1,262	-	283
PROPERTY CLAIMS	8,028	7,596	8,632
REPAIR AND MAINTENANCE	24	-	-
SITE ADMINISTRATION	396	138	-
TRAVEL	610	-	2,841
RECOVERY OF COSTS	-	-	(3,425)

	$14,547	$10,335	$79,619

LOS ZORROS - CHILE
DRILLING AND SUB-CONTRACTS	$375,447	$1,430,481	$138,354
FIELD SUPPLIES	72,076	26,838	17,194
FOOD AND LODGING	55,187	112,912	39,448
GEOLOGY, MAPPING AND SURVEYS	281,775	257,991	95,686
MINERAL INTEREST	205,249	87,230	123,905
VALUE ADDED TAXES	62,951	211,163	-
SITE ADMINISTRATION	106,351	79,625	11,418
TRAVEL	26,044	71,684	25,414
RECOVERY OF COSTS	(43,538)	-	-

	$1,141,542	$2,277,924	$451,419

SANTA ISABEL - BOLIVIA
SITE ADMINISTRATION	$-	$337	$-

WARA WARA - BOLIVIA
FIELD SUPPLIES	$-	$304	$-
FOOD AND LODGING	-	140	-
GEOLOGY AND MAPPING	-	7,825	-
PROPERTY CLAIMS	6,260	6,410	5,589
TRAVEL	-	3,798	-

	$6,260	$18,477	$5,589

WALTER - BOLIVIA
PROPERTY CLAIMS	$1,045	$1,155	$1,312

YARENTANI - BOLIVIA
PROPERTY CLAIMS	$4,457	$4,925	$5,596

EXPLORATION ADVANCES / (RECOVERIES)	$215,161	$(236,330)	$2,247

EXPENDITURES FOR THE PERIOD	$1,388,892	$2,083,225	547,885

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOW

	THIRTEEN MONTH PERIOD ENDED DECEMBER 31, 2005	YEAR ENDED NOVEMBER 30, 2004	YEAR ENDED NOVEMBER 30, 2003
CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS	$(1,546,357)	$(1,833,879)	$(1,028,014)
ADD NON-CASH ITEMS
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	17,642	31,296	14,600
AMORTIZATION	30,457	20,552	11,508
STOCK-BASED COMPENSATION	830,742	1,077,916	408,400

	(667,516)	(704,115)	(593,506)
CHANGES IN NON-CASH WORKING CAPITAL ITEMS
OTHER CURRENT ASSETS	23,467	(88,995)	-
ACCOUNTS PAYABLE	(55,064)	58,499	(43,001)

NET CASH USED IN OPERATIONS	(699,113)	(734,611)	(636,507)

CASH FLOWS FROM FINANCING ACTIVITIES

NOTES PAYABLE	-	-	(90,786)
COMMON SHARES – FOR CASH	340,300	1,484,954	4,674,600

NET CASH PROVIDED BY FINANCING ACTIVITIES	340,300	1,484,954	4,583,814

CASH FLOWS FROM INVESTING ACTIVITIES

MINERAL INTERESTS	(1,388,892)	(2,083,225)	(533,872)
EQUIPMENT	(3,316)	(68,956)	(36,470)

NET CASHED USED IN INVESTING ACTIVITIES	(1,392,208)	(2,152,181)	(570,342)

NET CHANGE IN CASH FOR THE PERIOD	(1,751,021)	(1,401,838)	3,376,965

CASH BEGINNING OF THE PERIOD	2,175,308	3,577,146	200,181

CASH END OF THE PERIOD	$424,287	$2,175,308	$3,577,146

SUPPLEMENTAL INFORMATION
CASH PAID FOR INTEREST	$-	$-	$18,550

CASH PAID FOR INCOME TAXES	$-	$-	$-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – December 31, 2005

1.

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the Company and its Canadian, Bahamian, Chilean and Bolivian subsidiaries. The financial statements are expressed in Canadian dollars.  All significant inter-company balances and transactions are eliminated on consolidation.  The fiscal year end of inactive subsidiary, South American Mining & Exploration Corp. and of the Bolivian subsidiaries is September 30. The fiscal year end of the Chilean subsidiary is December 31.  In November of 2005, the Company changed its financial year-end of November 30th by extending it for one additional month to a new financial year-end of December 31st.  This was done in order to synchronize the Company’s year end with the year end of its Chilean subsidiary and with the quarter ends of its Bolivian subsidiaries.  As a result, the Company’s annual financial statements for fiscal 2005 (the transition year) cover a period of thirteen months from December 1, 2004 to December 31, 2005 as compared to a period of twelve months ended November 30, 2004 for fiscal 2004. The change in year end will make the Company’s accounting and reporting process more streamlined and efficient.

NAME

LOCATION

OWNERSHIP

South American Mining & Exploration Corp.

Canada

100%

Samex Internation Ltd.

Bahamas

Samex International Ltd.

Bahamas

100%

Samex S.A.

Bolivia

98%

Minas Bolivex S.A. (“Bolivex”)

Bolivia

98%

Empresa Minera Boliviana S.A. (“Emibol”)

Bolivia

98%

Minera Samex Chile S.A

Chile

.

Minera Samex Chile S.A.

Chile

99.9%

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  These financial statements also conform to generally accepted accounting principles in the United states of America except as disclosed in Note 10.

2.

SIGNIFICANT ACCOUNTING POLICIES

a.

Going Concern Assumptions - These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at December 31, 2005 the Company had not advanced its projects to commercial production and is not able to finance day-to-day activities through operations.  The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.

For the 13 months ended December 31, 2005 and the 12 months ended November 30, 2004, the Company reported net losses of $1,546,357 and $1,833,879 respectively and has incurred losses since inception totalling $18,693,613.

b.

Use of Estimates - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

c.

Financial Instruments - The fair value of the Company’s financial instruments included in current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.  The Company conducts business in Canada, Chile and Bolivia giving rise to significant exposure to market risks from changes in foreign currency rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

d.

Risk Management – The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of current operations, however it is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.  The Company is not exposed to significant credit concentration or interest rate risk.

e.

Mineral Interests - The Company is engaged in the exploration of mineral resource properties and records its investment in mineral property interests at the lower of acquisition and capitalized mineral exploration costs or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  Costs incurred for acquisition, including where applicable, lease and option payments made on properties that are held under lease and option agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned, or management has determined that impairment in value has occurred.

In addition, the Company incurs certain value added taxes in connection with its Chilean exploration activities.  These costs are initially capitalized.  When the recoverability of these amounts has been established, the amount determined to be recoverable is recorded as a reduction of the carrying value of the related property.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant; and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or impaired.  Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized costs as reported on the balance sheet represent acquisition and capitalized mineral exploration costs incurred to date or estimated recoverable value if lower than cost.  The carrying values of Mineral Interests are not reflective of current or future values of the interests.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine on the units of production method.

Mineral investigation costs not capitalized to mineral interests include operating costs related to the Company’s exploration activities that do not specifically relate to one of the Company’s mineral interests and include generative exploration or investigating and evaluating mineral properties not acquired by the Company.

f.

Translation of Foreign Currency - Balances denominated in foreign currencies are translated into Canadian dollar equivalents as follows:

i.

Monetary assets and liabilities at year end rates;

ii.

All other assets and liabilities at historical rates;

iii.

Revenue and expense transactions at the average rate of exchange prevailing during the year, except for amortization which is translated at historical rates.

Exchange gains or losses arising on these translations are charged to operations as incurred.

g.

Loss Per Share – The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options and other dilutive instruments are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the stock options and share purchase warrants have been excluded as they are anti-dilutive.

h.

Equipment - Equipment is recorded at cost.  The cost, less the salvage or residual value, is charged to operations or exploration activities over the useful life of the asset on a straight line basis at the following rates: Office equipment - over 4 to 10 years; Exploration equipment - over 4 to 8 years; Vehicles - over 5 years.

i.

Stock-Based Compensation Plans - The Company grants to its directors, employees and consultants incentive stock options to acquire shares in the Company’s common stock in accordance with the terms of its stock option plan.  Effective December 1, 2003 the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3870, “Stock-based compensation and other stock-based payments”, released in November 2003, whereby it expenses all stock-based compensation awards, made or altered on or after October 1, 2003, on a prospective basis.  The standard requires that all new or altered stock-based awards provided to employees and non-employees are measured and recognized using a fair value based method.  Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid by employees on the exercise of the options is credited to share capital.

j.

Income Taxes - The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period.  Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet.  Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

k.

Cash and Cash Equivalents – The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.  At December 31, 2005 cash and cash equivalents consisted of cash and term deposits held at banks.

l.

Asset retirement obligations - The Company follows the accounting guidelines of the CICA Handbook Section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. A liability for future site reclamation costs, or other obligation, would be recorded at its fair value when determinable and a corresponding increase to the asset carrying value would be amortized over the useful life of the asset. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated.

m.

Long-lived assets - The carrying value of long-lived assets with fixed or determinable lives are reviewed for impairment whenever evetns or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value determinations are based on management’s estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting basis using fair value determinations through management’s estimate or recoverable value.

3.

CASH AND CASH EQUIVALENTS

The Company maintains its cash balances in Canadian, U.S., and Chilean currencies.  The Canadian dollar equivalents of these balances at the end of the period are as follows:

	December 31, 2005	November 30, 2004
Canadian dollars	$409,139	$2,058,147
U.S. dollars
in Canada	1,806	11,696
Chilean Pesos
in Chile	13,342	105,465

	$424,287	$2,175,308

4.

MINERAL INTERESTS

a.

Bolivia - The Company has invested in various properties located in Bolivia.  The mineral interests have been acquired by entering into purchase and option agreements or by staking.  Pursuant to certain agreements, ownership of some properties is held by a company controlled by a director and the Company earned a 99% interest in any mining operations which may be established on the concessions.  Net smelter royalties (0.6% to 3%), net profits interest (1.2%) or net cash flow royalties (5.5% to 16%) have been granted.  The Company re-acquired a 40% interest in the Eskapa Property from a third party for $50,000 (paid), 200,000 common shares issued at a deemed price of $0.25 per share and a cash royalty of US$2,000,000 to be paid from production.  Also see details concerning “Santa Isabel Property” in “Mineral Exploration Properties”.

b.

Chile - The Company has invested in various properties located in Chile.  The mineral interests have been acquired by entering into purchase and option agreements and staking.  During 2003 the Company acquired a mineral interest for US$50,000.  The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the property.  The Company has an option to acquire mineral interests covering 209 hectares for consideration of US$230,000 (US$130,000 paid).  Option payment due: October 31, 2006 - US$100,000.  A 2% net smelter royalty has been retained by the vendor.  The Company also has an option to acquire mineral interests covering 95 hectares for consideration of US$200,000 (US$100,000 paid).  Option payments are due: March 20, 2006 – US$50,000 (paid March 20, 2006); and December 20, 2006 - US$50,000.  A 1.5% net smelter royalty has been retained by the vendor.

5.

EQUIPMENT

	2005			2004
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE

Office equipment	$ 125,920	$ 90,206	$ 35,714	$ 115,572	$ 69,061	$ 46,511
Exploration equipment	131,835	123,499	8,336	131,835	116,418	15,417
Vehicles	125,499	84,099	41,400	122,269	71,606	50,663

	$ 383,254	$ 297,804	$ 85,450	$ 369,676	$ 257,085	$ 112,591

6.

RELATED PARTY TRANSACTIONS

During the period ended December 31, 2005, a director charged the Company $31,918 for legal services (2004 - $33,386).  Employees who are also directors or officers of the Company were paid salaries totaling $432,494 in fiscal 2005, a $133,494 portion of which was capitalized as deferred exploration costs (2004 - $403,823 of which $142,714 was capitalized).  Stock options were granted to directors/officers for the purchase of 2,225,000 shares in aggregate at a price of $0.40 per share (Refer Note 7d).

7.

SHARE CAPITAL

a. Issued	COMMON SHARES	VALUE

Balance November 30, 2003	62,671,848	$20,267,064

Incentive stock options exercised
@ $.20 per share	255,000	51,000
@ $.40 per share	250,000	100,000
Warrants exercised
@ $.25 per share	156,000	39,000
@ $.30 per share	290,000	87,000
@ $.35 per share	666,667	233,334
@ $.40 per share	129,250	51,700
@ $.80 per share	53,650	42,920
Private Placement
@ $1.10 per share	800,000	880,000

Balance November 30, 2004	65,272,415	21,752,018

Incentive stock options exercised
@ $0.20 per share	50,000	10,000
Warrants exercised
@ $0.30 per share	1,100,000	330,000
@ $0.40 per share	750	300

Balance December 31, 2005	66,423,165	$22,092,318

b.

Preferred Shares

In addition to Common Shares, the Company’s authorized share capital includes preferred shares without par value, none of which are issued.  The Board of Directors is authorized, without further action by the shareholders, to issue Preferred Shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation preferences and voting rights, if any.  The Preferred Shares as a class are entitled to priority over the Common Shares if the Board of Directors decides to pay any dividends, and, if the Company is dissolved, liquidated or wound up, the Preferred Shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of Preferred Shares, the holders of Preferred Shares as a class is not entitled to receive notice of, attend or vote at any meeting of the Company’s shareholders.  None of the Preferred Shares are allotted or issued as of December 31, 2005.

c.

Share Issue Commitments

(i)

Incentive Stock Options

The Company has adopted a stock option plan for which options to acquire up to 10% of the common shares outstanding at the time of the grant may be granted to eligible optionees.  The exercise price may not be less than the discounted market price, as prescribed by the policies of the TSX Venture Exchange.

BALANCE NOV 30, 2003	GRANTED (EXERCISED)	BALANCE NOV 30, 2004	GRANTED (EXERCISED) *(TERMINATED) **(EXPIRED)	BALANCE DEC 31, 2005	EXERCISE PRICE	TERM TO

2,425,000	(250,000)	2,175,000	**(2,175,000)	-	$0.40	Apr 19, 2005
1,130,000	(180,000)	950,000	(50,000)	900,000	$0.20	Mar 19, 2007
275,000	(75,000)	200,000	*(100,000)	100,000	$0.20	Sep 12, 2007
50,000	-	50,000	-	50,000	$0.20	Nov 12, 2007
50,000	-	50,000	-	50,000	$0.40	Aug 13, 2008
105,000	-	105,000	*(75,000)	30,000	$0.63	Oct 15, 2008
590,000	-	590,000	-	590,000	$1.00	Nov 17, 2008
-	330,000	330,000	*(125,000)	205,000	$1.00	Feb 3, 2009
-	75,000	75,000	*(75,000)	-	$1.00	May 4, 2009
-	1,070,000	1,070,000	*(125,000)	945,000	$1.10	Aug 6, 2009
-	-	-	2,255,000	2,255,000	$0.40	Apr 20, 2015

4,625,000	970,000	5,595,000	(470,000)	5,125,000

As at December 31, 2005, the weighted average remaining contractual life of the options is 5.5 years and the weighted average exercise price is $ 0.58.

(ii)

Share Purchase Warrants

BALANCE NOV 30, 2003	ISSUED (EXERCISED)	BALANCE NOV 30, 2004	ISSUED (EXERCISED)	BALANCE DEC 31, 2005	EXERCISE PRICE	TERM TO

156,000	(156,000)	-	-	-	$0.25	Mar 5, 2004
666,667	(666,667)	-	-	-	$0.35	Sep 11, 2004
1,390,000	(290,000)	1,100,000	(1,100,000)	-	$0.30	Jun 11, 2005
434,500	(129,250)	305,250	(750)	304,500	$0.40	Sep 15, 2006*
756,000	(2,800)	753,200	-	753,200	$0.80	Nov 7, 2006*
482,000	(50,850)	431,150	-	431,150	$0.80	Nov 27, 2006*
500,000	-	500,000	-	500,000	$1.05	Nov 28, 2006*
-	400,000	400,000	-	400,000	$1.10	Aug 25, 2009

4,385,167	(895,567)	3,489,600	(1,100,750)	2,388,850

*term extended for one additional year from 2005 to 2006

As at December 31, 2005, the weighted average remaining contractual life of the share purchase warrants is 0.6 years and the weighted average exercise price is $0.85.

d.

Stock-Based Compensation

The Company measures compensation costs using the fair value-based method for employee and non-employee stock options.  Compensation costs have been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model.  Option pricing models require the input of highly subjective assumptions including the expected life and price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.  During the second quarter of 2005, options expired on 2,175,000 shares exercisable at $0.40 per share.  Options were granted on 2,255,000 shares exercisable at $0.40 per share.  GAAP requires a stock-based compensation expense of $830,742 to be recorded in the statement of operations in relation to the 2,255,000 share options granted during the second quarter.  The following assumptions were used for the Black-Scholes valuation of the stock options granted during the second quarter of 2005:  Expected dividend yield – 0; Expected stock price volatility – 79%; Risk-free interest rate – 4.1%; Expected life of options – 10 years.  In 2004, options were granted on 1,475,000 shares.  The following assumptions were used for the Black-Scholes valuation of three stock option grants during 2004:  Expected dividend yield – 0; Expected stock price volatility – 88%/96%/101%; Risk-free interest rate – 3.5%; Expected life of options – 5 years.

e.

Contributed Surplus

The Contributed Surplus arises solely from Stock Based Compensation (Refer Note 7d).

8.

SEGMENTED INFORMATION

The Company is in the business of exploring and developing mineral resource properties located in South America. The Company derives income and incurs costs associated with assets in different geographic locations.  Segmented information on the Company's sole industry segment reported by geographic area is as follows:

For the 13 months ended December 31, 2005	CANADA	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$13,360	$17,097	$30,457
Foreign exchange gain	-	(37,320)	(37,320)
Mineral interests administration, investigation and evaluation	-	102,656	102,656
Salaries and benefits	344,673	-	344,673
Stock-based compensation	830,742	-	830,742
Administration and general	191,805	76,874	268,679

Net loss from operations	(1,380,580)	(159,307)	(1,539,887)
Mineral interests and deferred exploration costs written off	-	17,642	17,642
Gain on sale of equipment	-	(11,172)	(11,172)

Net loss for the year	$(1,380,580)	$(165,777)	$(1,546,357)

Expenditure for equipment and mineral interests	$7,616	$1,384,592	$1,392,208

Equipment and mineral interests	$21,814	$5,239,537	$5,261,357

Total assets	$480,938	$5,270,228	$5,751,166

For the year ended November 30, 2004

Operating expenses
Amortization	$9,172	$11,380	$20,552
Foreign exchange gain	-	(4,058)	(4,058)
Mineral interests administration, investigation and evaluation	-	53,045	53,045
Salaries and benefits	369,818	-	369,818
Stock-based compensation	1,077,916	-	1,077,916
Administration and general	182,654	103,708	286,362

Net loss from operations	1,639,560	164,075	1,803,635
Mineral interests and deferred exploration costs
written off	-	31,296	31,296
Gain on sale of equipment	-	(1,052)	(1,052)

Net loss for the year	$1,639,560	$194,319	$1,833,879

Expenditure for equipment and mineral interests	$21,455	$2,133,327	$2,154,782

Equipment and mineral interests	$27,012	$3,890,230	$3,917,242

Total assets	$2,096,855	$4,084,690	$6,181,545

9.

INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Canada.  As at December 31, 2005, Canadian operating losses of approximately $4,428,000 were available for carry forward.  The availability of these losses expires as follows: 2006 - $527,000; 2007 - $430,000; 2008 - $490,000; 2009 - $483,000; 2010 - $880,000; 2014 - $560,000; and 2015 - $549,000.  Resource-related expenditures available for carry-forward in Canada amount to approximately $5,130,000.  No future tax benefits have been recognized in the accounts for these Canadian losses and resource related expenditures and they are not transferable to the Company’s corporate entities in foreign tax jurisdictions.  The Company also has resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Chile and Bolivia.  No future tax benefits have been recognized in the accounts for these foreign losses and resource-related expenditures.

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES AND PRACTICES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“CDN basis”) which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US basis”).  Had the Company followed the US basis, certain items on the consolidated statements of operations and cash flow and consolidated balance sheets would have been reported as follows:

Gains and losses on inter-company foreign currency transactions are excluded from net income and deferred as Other Comprehensive Income.  US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income excluding the deficit be disclosed separately in shareholders’ equity.  Comprehensive income, which incorporates the net loss, includes all changes in shareholders’ equity during a period except those resulting from investments by and distributions to owners.  There is currently no requirement to disclose comprehensive income under Canadian GAAP.

Mineral interest costs are accounted for in accordance with Canadian GAAP as disclosed in Note 2(e).  For US GAAP purposes acquisition, exploration and carrying costs are expensed as incurred until a positive feasibility study is completed and a positive mine development decision has been approved by the Board of Directors and appropriate financing has been obtained.  The capitalized costs of such mineral interests would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis.  If the carry value cannot be recovered on this basis, the mineral interests would be written down to net recoverable value on a discounted cash flow basis.

CONSOLIDATED STATEMENT OF OPERATIONS	2005	2004	2003

Net loss as shown on the financial statements – Canadian basis	$(1,546,357)	$(1,833,879)	$(1,028,014)
Deferral of translation gain on inter-company transactions of a long-term investment nature	33,523	(13,435)	30,091
Write-down of mineral interests costs without established commercial reserves	(1,371,250)	(2,051,929)	(533,285)
Net loss – US basis	$(2,884,084)	$(3,899,243)	$(1,531,208)

Basic and diluted loss per share – US basis	$(0.04)	$(0.06)	$(0.03)
Weighted average number of common shares outstanding	65,915,415	64,153,516	53,770,098

CONSOLIDATED STATEMENT OF CASH FLOW	2005	2004	2003

Net cash flows from operating activities under Canadian GAAP	$(699,113)	$(734,611)	$(636,507)
Mineral Properties	(1,388,892)	(2,083,225)	(533,872)

Net cash used in operating activities under US GAAP	(2,088,005)	(2,817,836)	(1,170,379)

Net cash flows from financing activities under Canadian GAAP and US GAAP	340,300	1,484,954	4,583,814

Net cash flows used in investing activities under Canadian GAAP	(1,392,208)	(2,152,181)	(570,342)
Mineral Properties	1,388,892	2,083,225	533,872

Net cash used in investing activities under US GAAP	(3,316)	(68,956)	(36,470)

Net change in cash	(1,751,021)	(1,401,838)	3,376,965
Cash, beginning of period	2,175,308	3,577,146	200,181

Cash, end of period	$424,287	$2,175,308	$3,577,146

10.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES AND PRACTICES (CONTINUED)

CONSOLIDATED BALANCE SHEET	2005		2004

Assets	CDN BASIS	US BASIS	CDN BASIS	US BASIS

Current	$489,815	$489,815	$2,264,303	$2,264,303
Mineral Interests	5,175,901	-	3,804,651	-
Equipment	85,450	85,450	112,591	112,591

	$5,751,166	$575,265	$6,181,545	$2,376,894
Liabilities
Current	$35,403	$35,403	$90,467	$90,467
Shareholders’ equity	5,715,763	539,862	6,091,078	2,286,427

	$5,751,166	$575,265	$6,181,545	$2,376,894

CONSOLIDATED STATEMENT OF SHAREHOLDER’S EQUITY
	COMMON SHARES					TOTAL
	SHARES	AMOUNT	COMPREHENSIVE INCOME	CONTRIBUTED SURPLUS	DEFICIT	SHAREHOLDER’S EQUITY

Balance at Nov 30, 2002	48,823,181	$ 15,392,464	$ 200,615	$ -	$ (15,705,415)	$ (112,336)

Net loss	-	-	-	408,400	(1,531,208)	(1,122,808)

Change in the year	13,848,667	4,874,600	(30,091)	-	-	4,844,509

Balance at Nov 30, 2003	62,671,848	20,267,064	170,524	408,400	(17,236,623)	3,609,365

Net loss	-	-	-	1,077,916	(3,899,243)	(2,821,327)

Change in the year	2,600,567	1,484,954	13,435	-	-	1,498,389

Balance at Nov 30, 2004	65,272,415	21,752,018	183,959	1,486,316	(21,135,866)	2,286,427

Net loss	-	-	-	830,742	(2,884,084)	(2,053,342)

Change in the period	1,150,750	340,300	(33,523)	-		306,777

Balance at Dec 31, 2005	66,423,165	$ 22,092,318	$ 150,436	$ 2,317,058	$ (24,019,950)	$ 539,862

US Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, Share-Based Payment. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities that file as small business issuers will be required to apply SFAS No. 123R in the first interim or annual reporting period that begins after December 15, 2005. Management is currently evaluating the impact of the adoption of this standard on the Company’s reported financial position or results of operations.

In March 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment, to give guidance on the implementation of SFAS No. 123R. The Company will consider SAB No. 107 during the implementation of SFAS No. 123R.

10.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES AND PRACTICES (CONTINUED)

In May 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3. Under the provisions of SFAS No. 154, a voluntary change in accounting principle requires retrospective application to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, non-financial assets must be accounted for as a change in accounting estimate affected by a change in accounting principle. The guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate was not changed. The Company will implement this new standard beginning January 1, 2006. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

11.  SUBSEQUENT EVENTS

Private Placement Completed – The Company completed a private placement of 3,720,000 units at a price of $0.70 per unit.  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.78 per share if exercised at any time during the three year term of the warrant which expires February 13, 2009.  The units (3,720,000 shares and 1,860,000 warrants) were issued and are subject to a hold period until June 14, 2006.    Directors/Officers of the Company were placees for an aggregate of 230,000 units.

“Inca Project” – New Copper Gold Opportunity In Chile – The Company signed letters of intent with three property owners of concessions covering historically mined copper-gold deposits near Inca de Oro, Chile.  The agreements give the Company rights to enter into option to purchase agreements to acquire 100% interest in concessions covering 2,203 hectares by making option payments totaling US$2,600,000 in aggregate over thee years as follows: US$675,000 initial payment; US$300,000 in 12 months; US$375,000 in 24 months; and US$1,250,000 in 36 months.  Under one agreement, concessions covering 2,138 hectares are subject to a 1% Net Smelter Return Royalty and the owner has the right to purchase up to 50% of any oxide-copper production at cost from the Company (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1.2 million tonnes or ten years, which ever is reached first.  Under a second agreement, concessions covering 45 hectares are subject to a 1% Net Smelter Return Royalty on copper for a period of 20 years but the Company has the option to buyout the Royalty at any time for US$500,000.

Corporate Finance Consulting Agreement To Assist European Financing Efforts - The Company signed a corporate finance consulting agreement with European consultants, Spartacus Ltd. (the “Consultant”), to assist the Company with respect to its corporate financing efforts in Europe and other jurisdictions.   During the 12 month term of the agreement, the Consultant will provide introductions to fund managers, institutional investors and other parties, as well as assistance associated with financing activities.  In consideration of these services, the Company will pay the Consultant a quarterly fee of $25,000 commencing after the Company completes one or more private placements with the assistance of the Consultant which have aggregate net proceeds of not less than $2,000,000.

MANAGEMENT DISCUSSION

DATE: April 18, 2006

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the countries of Chile and Bolivia.  The Company focuses its exploration activities on the search for precious metal deposits.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable “hard assets”.   In spite of lackluster precious metal prices of recent years, SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued.  Our objective is to be well-positioned to benefit from increases in the value of gold and silver.

The Company holds an interest in the Los Zorros district gold-copper-silver prospects in Chile and in six mineral exploration properties in Bolivia; El Desierto, Eskapa, Santa Isabel, Walter, Wara Wara, and Yaretani (see section titled “Mineral Exploration Properties” for individual property details).  We are an exploration stage company and ha ve no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The information contained herein respecting our mineral properties is based upon information prepared by, or the preparation of which was supervised by, Robert Kell, a Director and the Vice President-Exploration of SAMEX, and SAMEX geologist, Philip Southam, P.Geo.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

SAMEX is a reporting issuer in British Columbia and Alberta and trades in Canada on the TSX Venture Exchange under the symbol SXG.   The Company is also quoted in the United States on the OTC Bulletin Board under the symbol SMXMF.

This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  See note “Forward Looking Statements” at end of this report.

FIRST QUARTER 2005 - FOR THE PERIOD ENDED FEBRUARY 28, 2005

During the first quarter of 2005, we continued exploration work at the Los Zorros property in Chile including bulldozer trenching, core drilling with two drill rigs, core logging, sampling and assaying.  In December 2004, we completed our first-phase reconnaissance drilling and trenching program in Exploration Areas I, II and III, that had been in progress since July of 2004.  This first-phase program involved 8,617 meters of core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays.  With drilling and trenching completed in December, we then began the detailed work of analyzing, compiling, evaluating and interpreting the vast amount of data from the trenching and drilling program that had been ongoing since July of 2004.  The following summarizes the results of our phase-one exploration in Exploration Areas I, II and III:

Drilling in Exploration Area I discovered a porphyry copper/gold mineralized intrusive system beneath the mostly gravel covered pampa terrain.  Six core drill holes tested only a portion of the porphyry intrusions, encountering long intervals of low-grade copper/gold mineralization in each hole (see News Release No. 8-04 dated November 18, 2004 in the News Release section for details).  Evaluation of the drill data suggests that this mineralization may represent the low-grade, distal zone or outer halo to more intensely altered and better mineralized portions of the porphyry copper/gold system within Exploration Area I.  Conclusive interpretations of the geologic features and geochemical results of Exploration Area I are not yet complete and work is in progress to advance a deeper understanding of the mineralizing system.  The porphyry system extends over a large area and will be followed up with second-phase drilling after further analysis of first-phase drill results have more clearly defined the influences, controls and direction of the mineralizing source.  Shareholders are encouraged to remember that these early drill results are as important for their geologic information as they are for their geochemical information.  Further work within Exploration Area I will focus on searching for other areas of higher grade oxide and secondary sulfide mineralization which are advantageously positioned at shallow depths and for protore zones of combined high copper/gold grade with significant width.

In Exploration Area II, phase-one reconnaissance drilling and trenching has identified four important prospective targets (A through D) for gold (-silver) and copper-gold mineralization (see News Release No. 1-05 dated January 21, 2005 in the News Release section for details).  The four targets are spatially separate and distinctly different from each other with respect to geologic setting and features of the mineralization.  Two holes, ML-04-01 and ML-04-02 were drilled in the Target A area where gold-mineralized mantos and underlying thick hydrothermal breccia was intersected and could comprise an extensive zone along the contact and outer margin to a sill-like porphyritic diorite intrusion.  Target B is a thick, gold-bearing mantos interval positioned and concealed beneath a diorite sill and represents a “blind” discovery crossed by two holes, ML-04-06 and F-04-02.  Target C is a stockwork-veined porphyritic intrusion with strongly anomalous copper-gold-mercury content which is concealed beneath pampa cover and was discovered by the drilling of hole ML-04-03.  Trenching and sampling exposed Target D where gold mineralization is hosted in silicified and clay-altered quartz-eye porphyritic intrusion.  Drill testing of Target D is expected to be conducted as a part of phase-two drilling.

In Exploration Area III, phase-one reconnaissance drilling and trenching identified five targets (A through E) prospective for gold ore-bodies.  Four targets, A-D, hosting disseminated-style gold mineralization are locally exposed at surface in outcrop and now in trenches.  A fifth target, E, with potential for high-grade gold mineralization (15.96 g/mt gold over a true width of 7.66 meters or 0.51 oz/mt over 25.12 ft.), was discovered by drilling and has not yet been found to outcrop at the surface.  The targets are located in a large area (1500- meters long by 1000-meters across) encompassing a gold-copper-silver-mineralized barite vein swarm where the upper oxide parts of some principal veins of the swarm have been mined historically on a small scale for gold, copper and barite.

The principal veins are steep with widths between 0.3 to 2.0 meters and cut gently east-dipping calcareous siliclastic and volcaniclastic sedimentary rocks, limestone, and volcanic mud-flow breccia.  A few porphyritic diorite sills are present at depth within the stratigraphic section and a small number of late mafic dikes cut across the area.  The barite veins, related/contained gold-copper mineralization, and newly defined targets likely originated from ascending solutions from a deep-seated porphyry copper intrusion beneath the area.  Of important interest, ore-forming, epithermal processes have affected, over a sizeable area, certain favorable calcareous volcaniclastic and siliclastic sedimentary rock units and a brecciated porphyritic diorite sill interval.

So far, the extensive gold mineralization exposed in trenches and the few drill holes of phase one appears to comprise the low-grade halo positioned distally to possibly more-concentrated gold (-silver-copper) mineralization mostly hosted in the meta-sedimentary rock section somewhat akin to a Carlin-like geologic setting.  This is supported by (1) the consistent presence of anomalous mercury and more-erratic anomalous arsenic (pathfinder metals) occurring with the gold mineralization, (2) the low-grade nature of alteration mineral assemblages of clay-chlorite-Fe-carbonate-pyrite-+/-specular hematite in gold-mineralized mantos sedimentary/volcaniclastic layers and silica-clay-pyrite with the high-grade gold occurrences in the brecciated sill interval, and (3) widespread predominance of bladed barite in vein structures.  Geochemical results from drilling and surface sampling tentatively suggest that gold- (copper-silver) mineralization of both a black-matrix breccia (Target E) and mantos intervals (Target B) may extend in an eastward direction toward the range front and beneath an east-dipping thrust fault zone and over-riding major anticlinal dome outlined by recent geological mapping.  Evaluations and interpretations of the geologic features and geochemical results of Exploration Area III are not yet complete and work is continuing to advance our understanding of the encountered mineralization.  Modifications to target ideas and or geologic concepts may result from this ongoing exploration work.  (For more details on Exploration Area III and tables of significant geochemical analytical results please see News Release No. 2-05 dated April 5, 2005 in the News Release section):

Results of the phase-one drilling and trenching program within Exploration Areas I, II and III, have identified multiple targets related to several large porphyry copper-gold mineralizing centers underlying the property.  Our testing of these targets is at an early stage and our work thus far has been focused on only three of the seven Exploration Areas that have been identified to-date.  SAMEX’s understanding of the mineralizing systems continues to advance and is being utilized to plan follow-up exploration work.  Details of these programs will be announced when plans are complete.  SAMEX encourages investors to review all previous results from its phase-one exploration program in order to more fully appreciate the diversity of targets and their potential.  Los Zorros is a very large and complex district-sized area that will take time and resources to thoroughly explore with good possibilities for major discoveries of gold, silver and gold-copper ore bodies.

Exploration Areas IV, V, VI and VII - As indicated above, the drilling and trenching program from July to December 2004 was focused in Exploration Areas I, II and III, which are only a portion of the seven Exploration Areas that have been identified to-date on the Los Zorros property.  For more details on the individual Exploration Areas, see the section entitled, “Mineral Property Summaries” – “Los Zorros Property” and the “News Release” section.

The Los Zorros property now covers more than 78 square kilometers of a district with highly prospective geology and a long history of near surface gold/silver/copper mining activity.  The property has strong potential for the discovery of large base and precious metal deposits. Continuing exploration efforts will be geared to defining substantial quantities of ore-grade material.  We are planning for a phase-two drill program on the property at a cost of approximately $1.5 million.  See note “Forward Looking Statements” at the end of this report.

Gold Purchased - During the first quarter, we used $25,608 of our cash to purchase an additional 1,430.072 grams of gold to add to the gold that we hold as an alternate form of money or currency.  The line item “Advances and Other Assets” reported on the Consolidated Balance Sheets for the fiscal first quarter included $34,914 which reflected the market value of 2027.927 “GoldGrams” (grams of gold) the Company held at February 28, 2005.  We purchase and hold our gold through a “holding” (account) with GoldMoney®.  GoldMoney’s patented process enables the transfer of gold ownership electronically online so that gold can be bought, held, transferred, sold or exchanged for funds (see www.goldmoney.com for information about GoldMoney®).

Warrants Exercised – During the first quarter, warrants were exercised for the purchase of 100,750 shares for total proceeds of $30,300 as detailed in the following table of securities issued.

SECURITIES ISSUED DURING THE FIRST QUARTER – December 1, 2004 to February 28, 2005

Outstanding shares at November 30, 2004 – 65,272,415

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Jan 13/05	Common Shares	Exercise of Warrant	750	$0.40	$300	Cash	N/A
Jan 13/05	Common Shares	Exercise of Warrant	100,000	$0.30	$30,000	Cash	N/A

Outstanding shares at February 28, 2005 - 65,373,165

Stock Options Terminated – During the first quarter, on December 16, 2004, options terminated to acquire 225,000 shares and on February 9, 2005, options terminated to acquire 75,000 shares.

Directors And Officers Of The Company - Jeffrey P. Dahl – President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.

Related Party Transactions – Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $1,872 for legal services during the first quarter.

Investor Relations – During the first quarter, meetings were held with shareholders, brokers and fund managers.  The Company also hosted an exhibit booth at a gold and resources conference held in Vancouver, BC in January.

SECOND QUARTER 2005 - FOR THE PERIOD ENDED MAY 31, 2005

During the second quarter of 2005, we were primarily involved in continuing with the detailed work of data compilation and the drafting of drill sections, cross-sections, geologic profiles and maps incorporating the vast amount of data gleaned from the trenching and drilling program at the Los Zorros property in Chile over the past year.  This information will be used to plan the phase-two exploration drill program to follow-up on targets identified in the phase-one program.  We also constructed a drill core storage facility at our field camp at Los Zorros in preparation for the phase-two exploration drill program.

Complimenting our exploration activities at Los Zorros we also have an ongoing generative program examining quality mineral prospects within the important geologic belts both north and south of Copiapo, Chile.  For very minimal expenditures, through staking and government auctions, we have acquired mineral concessions over a gold prospect and a silver prospect.  Negotiations are in progress to acquire additional concessions related to these two and also other properties of interest.

In Bolivia, administrative and planning activities were underway at our Eskapa precious metal prospect in preparation for the refurbishing and expansion of our exploration camp and the repair and expansion of access roads to facilitate the next phase of drill testing at a later date.

Option Agreement To Purchase Additional Concessions In Los Zorros District, Chile – During the second quarter we entered into a Letter Of Intent, and during the third quarter, signed a formal Purchase Option Contract (dated June 24, 2005) to purchase additional mineral concessions situated within the Los Zorros district.  Under the option, SAMEX can acquire concessions covering approximately 95 hectares by making option payments totaling US$200,000 over 18 months.  See details in Third Quarter below.

Annual Meeting – During the second quarter, the Annual and Special Meeting of the shareholders of SAMEX was held in Abbotsford, BC on May 5, 2005.  The Company’s six directors were again elected for the ensuing year.  Directors and Officers of the Company are: Jeffrey P. Dahl – President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.  Audit Committee member are: Larry McLean, Peter Dahl and Allen Leschert.  Compensation Committee members are: Peter Dahl, Allen Leschert and Patricio Kyllmann.

Changes to the Articles and the Authorized Share Structure of the Company - The Company was incorporated under the former Company Act (British Columbia) (the “Former Act”) and issued and filed its existing Articles and former Memorandum of Incorporation under that legislation.  The Former Act was repealed o n March 29, 2004 and was replaced with the Business Corporations Act.  Because of this change, the Company was required to undertake certain transitionary steps set out under the Business Corporations Act, including filing a Transition Application, which, among other things, replaced its former Memorandum of Incorporation with new Notice of Articles and which adopted certain provisions under the Business Corporations Act known as the “Pre-existing Company Provisions”.  This step was completed on February 11, 2005.  The Company was also required to amend its Articles to comply with the new legislation.  Coincidentally with these changes, a change in the Company’s authorized share structure was also proposed to remove any maximum number of shares which may be issued.  This change, which was not provided for under the Former Act, avoids the need for any future changes to the Company’s share structure which could become necessary as additional shares and warrants are issued.

To give effect to these changes, two special resolutions were passed by shareholders at the Annual and Special Meeting held on May 5, 2005.: 1) to delete the existing Articles of the Company in their entirety and replace them with new Articles in the form approved by the Directors and as presented to the meeting, and; 2) to alter the authorized share structure of the Company by eliminating the maximum number of common shares and preferred shares that the Company is authorized to issue.  The new articles and changes to the authorized share structure were filed with the British Columbia Registrar of Companies effective June 13, 2005.  These changes have also been filed with and acknowledged by the TSX Venture Exchange.

Annual Approval of Stock Option Plan –The TSX Venture Exchange (the “Exchange”), under its Stock Option Policy requires listed companies to adopt a stock option plan which must be approved annually by the Company’s shareholders and by the Exchange.  At the Annual and Special Meeting held on May 5, 2005, the shareholders passed an ordinary resolution giving annual approval to the Company’s “rolling” Stock Option Plan and, subsequently the Exchange also accepted the yearly filing of the Stock Option Plan.  Under the Company’s “rolling” Stock Option Plan, the Company may reserve up to 10% of its issued and outstanding shares for issuance (less any shares already issued under existing stock options).

Form 20F Annual Report For The Fiscal Year Ended November 30, 2004 – During the second quarter we completed and filed our Form 20F Annual Report, a detailed disclosure document the Company files annually with the United States Securities and Exchange Commission (“SEC”) to register its securities in the US (Form 20-F Registration #0-13391).

Investor Relations – During the second quarter, meetings were held with shareholders, brokers and fund managers.

Options Expire – New Options Granted - On April 19, 2005, five-year-old stock options expired that had been granted to acquire an aggregate of 2,175,000 shares at a price of $0.40 per share.  The expired options of seven directors/officers and of one employee were replaced as part of the grant of new options on April 20, 2005 as follows: a new option was granted to an employee for the purchase of 30,000 shares at a price of $0.40 per share and new options were granted to directors/officers for the purchase of 2,225,000 shares at a price of $0.40 per share.  The options are subject to a four-month hold period until August 21, 2005 and will expire April 20, 2015.

Please note that during the second quarter, options expired on 2,175,000 shares exercisable at $0.40 per share and then new options were granted on 2,255,000 shares exercisable at $0.40 per share resulting in a net increase during the second quarter of 80,000 share options exercisable at $0.40 per share.  Accounting policy requires a stock-based compensation expense of $830,742 to be recorded in the statement of operations in relation to the 2,255,000 share options granted during the second quarter, whereas accounting policy does not allow for any corresponding reduction in stock-based compensation expense for the 2,175,000 share options that expired during the second quarter.

Related Party Transactions – As indicated above, upon the expiry of old options, on April 20, 2005, new stock options were granted to directors/officers for the purchase of 2,225,000 shares in aggregate at a price of $0.40 per share.  Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $13,640 for legal services during the second quarter.

NO SECURITIES WERE ISSUED DURING THE SECOND QUARTER – March 1 to May 31, 2005

Disclosure of Outstanding Share Data – At the end of the second quarter at May 31, 2005, there were 65,373,165 common shares outstanding.

THIRD QUARTER 2005 - FOR THE PERIOD ENDED AUGUST 31, 2005

During the third quarter we continued exploring the Los Zorros property in Chile as well as conducting additional generative exploration on mineral prospects in other prospective geologic districts near Copiapo, Chile.  We entered into an option agreement  to purchase an additional 95 hectares of mineral concessions situated adjacent to Exploration Area IV of the Los Zorros property.  Through July and August, we conducted a gravity geophysical survey over a portion of the Los Zorros property.  Excerpts from News Releases No. 8-05 and No. 9-05 provide a summary of activities and plans as follows:

NORA HIGH-GRADE GOLD TARGET, EXPLORATION AREA III, LOS ZORROS, PLANNING PHASE II DRILLING PROGRAM FOR LOS ZORROS PROPERTY, CHILE - A Phase II exploration drilling program is in the process of being planned for the Los Zorros property in Chile.  In preparation, SAMEX has re-logged so far, core from six Phase I drill holes, carried out further geologic mapping, and conducted a gravity geophysical survey over a large area encompassing the principal targets on the property.  The new information is being compiled, critically evaluated, and merged with the results from the Phase I exploration drilling program and as a result the geologic setting of several of the numerous targets on the property are now much better understood.  Updated descriptions of the targets will be reported as details for each are finalized.  The first technical update, presented here, is focused on the high-grade gold mineralization encountered by drilling within Exploration Area III at what is now called the NORA target.  The NORA High-Grade Gold Target now encompasses Target zones A, B, C, D, & E that were previously described in News Release No. 2-05 dated April 5, 2005.  Based on information gleaned from re-logging of Phase I drill core and further geologic mapping it was determined that these five target zones were inter-related and best explored and described as a single comprehensive target, namely, the NORA target which is described below:

NORA High-Grade Gold Target, Exploration Area III - During the Phase I drilling program, an impressive, mantos-style (layered), high-grade gold intersection (15.96 g/mt gold over 7.66 meters or 0.51 oz/mt over 25.12 ft.) was made in drill hole DDH-04-05 [previously announced in News Release No. 2-05 dated April 5, 2005].  If the gold-rich mantos layer should prove to be extensive beneath much of the NORA prospective area that measures 1,200 meters by 1,000 meters (See Figures A, C & D) and maintains the average thickness intersected, a large target of 20 million to >25 million metric tons could be present (a possible multi-million ounce high-grade gold deposit).  The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the NORA target area, has yet to be proven by drilling and other exploration activities.  Phase I drilling in Exploration Area III (DDH-N-04-01 to 06 and 08 to 10) indicated that grades of up to 16 g/t (grams/tonne) gold over significant thicknesses are present in the target area.  This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource within Exploration Area III and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA target.

The intersected gold mineralization occurs in a complicated package of volcaniclastic detrital rocks, volcanic breccia, and minor siliclastic sedimentary rocks.  The highest grades of gold occur within a distinctly layered clastic sequence and specifically within two, closely spaced, unique black-matrix breccia sub-intervals which have been silicified and contain abundant disseminated pyrite and minor chalcopyrite.  Follow-up drilling (DDH-N-04-08, -09, and -10) though did not encounter this distinctly layered interval and gold-mineralized black breccia, and the reasons for this were evaluated via re-logging the core of

all these holes.  New interpretations from the re-logging are shown in the cross-section Figure B.   The gold-mineralized mantos interval in DDH-N-04-05 was intersected intact and without fault complications.  The gold-mineralized interval has a moderate (+/-30o) eastward dip similar to the general dip of layering of the volcaniclastic section.  A 250-meter wide alteration halo surrounds the gold mineralized interval and consists of a narrow outer chloritic zone and thick interior zone of silica-clay-pyrite with scattered veinlets of quartz-pyrite+/-chalcopyrite.  Coincident with the alteration halo are numerous anomalous to highly anomalous values of copper, mercury, and silver and many elevated (>25 ppb to <100 ppb range) to anomalous (>100 ppb range) gold values.  This alteration and geochemical expression suggests strong and widespread mineralizing processes were associated with the deposition of the gold-rich interval.

In follow-up drill holes, parts of this alteration and geochemical expression were also intersected toward the bottom of DDH-N-04-08 and the top part of DDH-N-04-09, but neither of these holes encountered the distinct high-grade, gold-bearing interval.  Fault zones were also observed in the holes and, based on the difficulty of projecting thicker stratigraphic units between the drill holes, the faults bounding the intersected high-grade gold-mineralized mantos interval have minor to moderate amounts of dip-slip normal displacement.  A fault of significant dip-slip displacement must be present between DDH-N-04-5, -8, -9 (fanned from the same pad) and DDH-N-04-10 located 70 meters to the west (see Figures B & E).  From this review it appears that DDH-N-04-08 was not drilled deep enough to make an intersection and DDH-N-04-09 penetrated through a fault gap, which may explain why these holes missed the gold-mineralized zone.

The results of DDH-N-04-10 suggest that the gold-mineralized zone is significantly down-dropped by faulting to the west to greater depths beneath the NORA area (See Figure E).  Hence, DDH-N-04-05 made an intersection in the up-thrown block, east of the fault, and DDH-N-04-10 was positioned in the down-thrown block and was not drilled deep enough to encounter the alteration halo and enclosed gold-mineralized interval.  DDH-N-04-10 though, did encounter intervals of gold, silver, and copper in highly interesting anomalous values over the final 60 meters of the hole.  A “north-south”-trending, west-dipping fault of substantial normal displacement was found to the south and traced northward until its offset position was lost beneath covered pampa.  This fault is now believed to extend along the east side of the target area and is the fault positioned between DDH-N-04-10 and the fan set of holes DDH-N-04-05, -08, and -09.

Importantly, the high-grade, gold-mineralized interval is possibly widespread beneath the NORA target area.  The substantial width of the haloes of both the associated hydrothermal alteration and anomalous values of copper, mercury, and silver, plus elevated to anomalous gold surrounding the gold-mineralized interval in DDH-N-04-05, indicate a strong mineralizing system that could have produced an extensive gold ore body of moderate- to high-grade nature. This may be supported by the presence at the surface, of numerous copper-gold-mineralized barite veins and a series of north-trending broad zones of anomalous gold exposed by trenching (we encourage the reader to review the grades and widths of the veins and anomalous gold zones (Targets A-D) previously announced in News Release No. 2-05 dated April 5, 2005), which could represent leakage up from the deeper seated, high-grade, gold-mineralized mantos (see Figures A & E).  The area of veins and anomalous gold zones measures 1,200 meters by 1,000 meters and if the gold-rich mantos layer extends beneath much of this prospective area, a large target of 20 million to >25 million metric tons could be present (a possible multi-million ounce high-grade gold deposit). This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource within Exploration Area III and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA target.

To pursue this target, recommendations are that drilling first should be carried out north and south of DDH-N-04-05 in the up-thrown block where depths to reach the high-grade gold-mineralized zone should range between 200 to 250 meters.  Then, drilling would be moved westward to test for the high-grade, gold-mineralized zone at greater depths (300 to >600 meters) within the large area encompassing the barite veins and broad anomalous gold zones in the down-thrown block.  Within the large area of the down-dropped block, where a moderate (250 to 350) eastward dip of layered rocks prevails, the targeted gold-mineralized zone should come closer to the surface in a westward direction and much exploration drilling could be accomplished at depths of between 350 to 450 meters.

The high-grade gold mineralization at NORA represents a very exciting exploration target, with substantial upside potential, that was discovered through the patient and diligent efforts of the SAMEX team.  Should the geologic model hold together through Phase II drilling a major discovery could result and be a tremendous success for the Company.  This is only one of several quality targets that are coming together at Los Zorros and management is pleased with the progress and potential resulting from these efforts.  Further target information will be announced when all applicable data is complete.

The Phase II drilling program that is being planned is expected to entail approximately 5,000 meters of core drilling, 4,000+ meters of bulldozer trenching and accompanying geologic mapping, sampling and assaying.  The complete program is estimated to cost CDN $1,500,000.  Funding for this program will be sought through private placement financings and drilling will begin once all targets are fully defined/prepared and funding is in place.

The following Figures A through E have been referred to in this discussion: Figure A – Generalized Target Map, Figure B – Geologic Cross-Section, DDH N5, N8, N9 & N10, Figure C – Surface Sampling - Gold Results, Figure D – Surface Sampling – Copper Results, Figure E – Diagrammatic Cross-Section DDH N5, N8, N9 & N10.  To view these figures, go to News Release No. 8-05 at the SAMEX website at www.samex.com

Option Agreement To Purchase Additional Concessions In Los Zorros Exploration Area IV, Chile – During the second quarter we entered into a Letter Of Intent, and in the third quarter, signed a formal Purchase Option Contract (dated June 24, 2005) to purchase additional mineral concessions situated within the Los Zorros district.  Under the option, SAMEX can acquire concessions covering approximately 95 hectares by making option payments totaling US$200,000 over 18 months as follows:

i)

US$75,000 upon signing the Option Agreement (paid June 24, 2005);

ii)

US$25,000 by December 20, 2005; (paid July 20, 2005)

iii)

US$50,000 by March 20, 2006; and

iv)

US$50,000 by December 20, 2006.

The first option payment of US$75,000 was paid on June 24, 2005 and the second option payment of US$25,000 was paid on July 20, 2005, well in advance of its December due date.

The concessions are subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, and other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

Warrants Exercised – During the third quarter, warrants were exercised for the purchase of 1,000,000 shares at a price of $0.30 per share for total proceeds of $300,000 as detailed in the following table of securities issued.

SECURITIES ISSUED DURING THE THIRD QUARTER – June 1 to August 31, 2005

Outstanding shares at May 31, 2005 – 65,373,165

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
June 8/05	Common Shares	Exercise of Warrant	1,000,000	$0.30	$300,000	Cash	N/A

Outstanding shares at August 31, 2005 - 66,373,165

Related Party Transactions – Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $12,761 for legal services during the third quarter.  The Company extended the term of warrants exercisable for the purchase of 304,500 shares at a price of $0.40 per share.  The warrants were originally issued with a two year term expiring September 15, 2005, but the term of the warrant has been extended for a period of one year until September 15, 2006.  Warrants for the purchase of 247,500 of the shares are held by directors of SAMEX.

Investor Relations – During the third quarter, meetings were held with shareholders, brokers and fund managers in Vancouver and Toronto.  The Company also co-hosted and co-sponsored the GOLDRUSH 21 conference described below.

GOLDRUSH 21 Conference - For a number of years, SAMEX has been an outspoken supporter of the Gold Anti-Trust Action Committee (“GATA”), a US based “not for profit” organization which promotes free and open markets for gold.  GATA’s contentions have important implications for investors within the exploration/mining sector.  In continued support of GATA, on August 8th and 9th, SAMEX co-sponsored and co-hosted the GATA GoldRush 21 conference in Dawson City, Yukon, location of the world famous “Klondike Gold Rush”.  Well known and important gold and free-market advocates attended from all over the world, including Hugo Salinas Price from Mexico, JP Schumacher from Zurich, John Embry from Toronto, Andrey Bykov from Russia, along with many other GATA supporters from 14 different countries, some as far away as South Africa and Chile.

The conference speakers focused on the importance of greater transparency and freedom in the precious-metal markets and the dangers of the continuing market manipulations that GATA has so well documented over the past six years.  James Turk, founder of the gold-electronic savings and payment system, GoldMoney, and Hugo Salinas Price, the Mexican businessman who is strongly lobbying his federal government for the re-monetization of silver within Mexico, offered the esteemed gathering several very constructive ideas to advance the re-introduction of these historic monetary metals to our modern day economies.  JP Schumacher delivered a stirring speech written by his partner, Ferdinand Lips (author of “Gold Wars”), who could not attend the conference due to health issues (which he succumbed to shortly after the conference, he will be greatly missed by all the GATA supporters).  Ferdinand affirmed his strong conviction that monetary education was a very important ingredient of any plan to help future generations grasp the importance of gold and silver as honest money and true liberty.

By all measures the conference was a great success and the “Dawson Declaration”, which resulted from the meetings and discussions, demonstrates GATA’s strong resolve to continue the struggle for freedom and liberty.  A full featured DVD encompassing the highlights of the conference can be purchased from GATA.

Disclosure of Outstanding Share Data – At the end of the third quarter at August 31, 2005, there were 66,373,165 common shares outstanding.

Additional Disclosure For Venture Issuers Without Significant Revenue – The information required by National Instrument 51-102 is disclosed in the attached consolidated financial statements to which this Management Discussion & Analysis relates.

Directors And Officers Of The Company - Jeffrey P. Dahl – President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.

FOURTH QUARTER 2005 - FOR THE FOUR-MONTH PERIOD ENDED DECEMBER 31, 2005

During the fourth quarter we re-logged drill core, conducted bulldozer trenching, sampling, assaying and geologic mapping in several Exploration Areas at the Los Zorros property in Chile.  In Exploration Area II (Milagro) certain Phase I drill core was re-logged in order to better understand and outline gold targets in that area.  Trenching in Exploration Area III (NORA) totaled 1,865 meters in 10 trenches with 559 samples taken.  Trenching in Exploration Area IV totaled 3,009 meters in 14 trenches with

1,020 samples taken in the trenches and an additional 82 samples taken from old pits and vein workings.  In addition to the work at Los Zorros during the fourth quarter, we also had to conducting generative exploration, evaluation and negotiations to take advantage of a new porphyry copper-gold opportunity that came to our attention near Inca de Oro, Chile.  During the fourth quarter, we also entered into an “Area of Interest” Agreement with SilverCrest Mines Inc. to facilitate joint exploration for silver deposits in Chile (see details below).

Los Zorros Property - Excerpts from the following news releases provide a summary of activities at the Los Zorros property: News Release No. 11-05 – “Update On Exploration Areas III & IV, Los Zorros, Chile” - SAMEX commenced trenching and sampling in early October within Exploration Area III at Los Zorros, focusing first on the area overlying the NORA high-grade gold target which was previously described in news releases No. 8-05 & 9-05 dated September 9 & 14, 2005.

The purpose of this exploration work is to expose and sample parts of “zone A” along the western side and “zones C, D & E” in the northeastern part of Exploration Area III (see accompanying Figure A in News Release No.11-05 at www.samex.com , new trenches in yellow).  These prospective zones have been historically prospected with numerous small mine workings and consist of multiple narrow veins and mantos intervals containing interesting gold and copper mineralization that may represent leakage up off a well-mineralized system at depth. The eastern-most anomalous gold zone, and the other zones, may prove to comprise an important guide to deeper seated high-grade gold mineralization.  Hence, the trench results will be important in planning Phase II exploration core drilling in the Nora target area.  Trenching in Exploration Area III (NORA) totaled 1,865 meters in 10 trenches with 559 samples taken.

Concurrent with the above exploration, detailed geologic mapping was conducted in Exploration Area IV including on the 95 hectares of additional concessions acquired under an option to purchase agreement signed in June 2005 (see news release No. 6-05).  The mapping in Exploration Area IV was followed by bulldozer trenching totaling 3,009 meters in 14 trenches with 1,020 samples taken in the trenches for assaying and an additional 82 samples taken from old pits and vein workings.   Results have been incorporated into the existing project database and will assist in the selection of drill locations for Phase II drilling.

News Release No. 14-05 – “Update On Gold Targets - Exploration Area II, Los Zorros, Chile” - A gravity geophysical survey, detailed geologic mapping, and re-logging of certain Phase I drill core has helped to better understand and outline gold targets in Exploration Area II of the Los Zorros property.  The nature and geochemistry of these targets were previously reported in News Release No. 1-05 dated January 21, 2005.   Three of these targets (see Figure 1), Target A (Milagro Mine), Target C (Milagro Pampa) and Target D (La Florida), will be included for drilling as part of the proposed Phase II exploration program to follow-up numerous gold, copper-gold and silver targets on the Los Zorros property.  Target B is not currently being considered for follow up, but may be pursued at a later date depending upon further results in the area.  The three targets are summarized as follows:

Target A (Milagro Mine) (see Figure 2) is an area where Phase I drilling intersected gold-mineralized mantos and underlying thick hydrothermal breccia that may be part of an important gold zone.  The mantos zone was intersected between drilling depths of 27.0 to 31.7 meters.  The gold content ranges from 1.240 grams/metric tonne to 4.140g/mt and averages 2.579 g/mt gold with a silver average credit of 15.9 g/mt over a true width of 4.4 meters (previously reported in News Release No. 1-05).  Of importance, the gold-mineralized mantos occurs within a very wide halo of strongly anomalous gold values.  The gold mineralization (mantos) of the Milagro Mine area is fortuitously located in an uplifted (horst) block and occurs just below the floor of a gabbro body.  The gravity expression of the dense gabbro body masks the presence of the low-gravity character of the underlying altered rocks which host the gold mineralization.  The surface extent and indications of gold mineralization in the horst block defines a target size of 300 to 400 meters across by 800 meters down dip (easterly).  The mantos interval and better mineralized upper part of the underlying breccia are together approximately 50-meters thick.  If better grade gold-mineralized intervals can be found by drilling, the target dimensions are permissive for 25 million to 35 million metric tons within the uplifted (horst) block.  The spatial extent of the gold-mantos and underlying breccia zone in down-dropped blocks to the north and south flanking the horst block of the target area are unknown at this stage, and may be the focus of later explorations efforts. Two or three core holes are planned to drill the projected down-dip continuation of the gold mineralized mantos interval and underlying breccia to the east.

Target C (Milagro Pampa) (see Figure 3) is a stockwork-veined, sericite-clay-quartz-altered/pyritized gabbro sill with strongly anomalous copper-gold-silver and mercury content which is concealed beneath pampa cover and was discovered during Phase I drilling in hole ML-04-03 (previously reported in News Release No. 1-05).  The strong alteration, anhydrite and quartz-pyrite stockwork veining, and highly anomalous copper content intersected suggests that Milagro Pampa is near the center of the intrusive porphyry source of the mineralizing system.  The typical gravity high expression of the gabbro over the region is considerabley diminished by the alteration/mineralization effects at Milagro Pampa.  The hole did not quite reach and penetrate through the floor of an altered and mineralized gabbro body, but garnet skarn xenolith blocks comprising the last twenty meters suggest that the hole was stopped near the floor contact with underlying rock.  The strong alteration, pyritization and variable anomalous copper over the entire length of the hole may comprise the outer halo to substantial gold-copper mineralization hosted in altered porphyry and layered skarnoid sedimentary and volcaniclastic rocks that likely underlie the gabbro body.

In light of the gold mineralization being concentrated just below the floor of the gabbro unit at the Milagro Mine (Target A), exploration results make a strong case to test for copper-gold mineralization underlying the gabbro in the Milagro Pampa area.  The fault-bounded prospective area of Milagro Pampa measures 1000 meters by 500 meters with the top of the target becoming progressively deeper in a down-dip direction to the east (ranging approximately 400 to 500 meters vertical depth).  One to two core drill holes are proposed to test this target during Phase II.

Target D (La Florida) (see Figure 4) is an area where Phase I trenching and sampling exposed silicified and clay-altered quartz-eye porphyritic intrusion with significantly anomalous gold content including a 138-meter interval averaging 0.405 g/mt (previously reported in News Release No. 1-05).  The gold mineralized/altered intrusion intrudes up through a little-altered, thick diorite sill and coincides with a well-defined gravity low.  The surface outcropping, oval-shaped area of gold mineralized quartz-eye porphyritic dacite intrusion encompasses approximately 200 meters wide by 400 meters long.   Similar altered/mineralized porphyritic intrusion outcrops/daylights elsewhere in the vicinity, indicating the target extends over a much greater distance beneath the surrounding area.  One to two core drill holes are proposed to test this target during Phase II.

The Phase II drilling program being planned for Los Zorros is expected to entail approximately 5,000 meters of core drilling, bulldozer trenching, geologic mapping, rock-chip and trench sampling and assaying (see News Release No. 8-05, Sept. 9th, 2005).  The complete program is estimated to cost CDN $1,500,000.  Funding for this program will be sought through private placement financings, and drilling will begin once remaining targets are fully defined/prepared and funding is in place.  Go to www.samex.com and select News Release No. 14-05 to view Figures 1, 2, 3 & 4 referred to above.

Generative Exploration and Evaluation at “Inca” Project Area – During the quarter, we also carried out generative exploration and evaluation on mineral prospects on a new porphyry copper-gold opportunity that we refer to as the “INCA” project area north of Copiapo, Chile. The INCA project is adjacent to an apparent recent discovery of significant porphyry-hosted copper (-gold) sulfide mineralization found by Chilean copper miner CODELCO, through their concerted core drilling beneath covered pampa just southeast of the Inca de Oro village.  Immediately southwest of the village is a 15 km trend which hosts the famous Inca de Oro high-grade-gold mines dating back to the time of the Incas.  The INCA project is located 100 kilometers north of Copiapo, Chile and 5 kilometers east of the village of Inca de Oro.  The district is readily accessible by the paved highway connecting Copiapo and the El Salvador copper mine, and is well-located for bringing in infrastructure and developing a moderate to large mining operation.

The project area has historically been worked to shallow depths via small mines for high-grade oxide copper and enriched copper-sulfide ores with a gold and molybdenum credit, mostly from elongate breccia bodies and veined zones.  There are four principal northwest- and east-northeast-trending mineralized zones. These zones host localized tourmalinized breccia bodies where mining has been focused.  The district has been little explored by drilling.  The exploration objective is to explore beneath the mined areas for substantial deposits of enriched secondary copper-sulfide and primary copper sulfide ores with important gold and molybdenum credits hosted by porphyry copper intrusions beneath the area.  Also, important amounts of oxide-copper mineralization may still remain in several areas.  The INCA project is positioned in the belt of upper Cretaceous igneous intrusions (plutons and batholiths), volcanic rocks, and sedimentary rocks.  This belt hosts the world-class El Salvador porphyry copper deposit located 60 kilometers to the north.

Subsequent to the year-end, SAMEX signed letters of intent (“LOIs”) with property owners of concessions covering the historically mined oxide copper deposits.  The LOIs give SAMEX exclusive rights to enter into binding option-to-purchase agreements (see details in “Subsequent Events” section later in this report).  SAMEX also staked additional concessions on open ground in the area and will refer to the overall property grouping as the INCA project.  The INCA project area measures approximately 5 kilometers by 4 kilometers in size (see additional details for the “INCA Project” in the “Mineral Property Summaries” section of this annual report).

The INCA project is without a proven resource at this time, and there is no assurance that commercial quantities of minerals will be discovered.  SAMEX believes this project offers significant potential, particularly considering its mining history and its proximity to the adjacent CODELCO discovery.  The project offers the potential for an early exploration success and, due to the existence of favorable local infrastructure, the prospect of rapid development of the property.  The INCA project strongly compliments the Company’s Chilean exploration activities including its ongoing Los Zorros project and the silver joint-exploration agreement with SilverCrest Mines that is described below.

Area of Interest Agreement For Silver Exploration In Chile – During the fourth quarter, we entered into an “Area of Interest” (“AOI”) Agreement with SilverCrest Mines Inc. (“SilverCrest”) to facilitate joint exploration for silver deposits in Region III of Chile.  In addition to our ongoing exploration at the Los Zorros property, we have been conducting discreet regional exploration for the past five years and have accumulated a valuable database of prospects, geological information, expertise and local connections.  This agreement (dated November 7, 2005) will enable SAMEX to utilize and advance these assets more effectively.  We are pleased with the opportunity to compliment our own exploration efforts in Chile by working jointly with SilverCrest throughout the area of interest (approx. 70,000 square kilometers) which hosts the most important historic silver-producing areas of Chile.

Under the terms of this three-year agreement, SAMEX will help initiate and support SilverCrest’s exploration efforts in Chile by presenting three properties of merit per year to SilverCrest for consideration (SAMEX has fulfilled this condition for the first year of the agreement).  In return, SilverCrest will pay SAMEX US$150,000 consisting of four equal payments of US$37,500 over three-years (SilverCrest made the first payment of US$37,500 on December 5, 2005).   SilverCrest will have the right to earn up to a 51% interest in any property presented by SAMEX by entering into an Option Agreement and spending US$500,000 over three years on each respective property it elects to option.   Within six months of earning a 51% working interest, or, upon SAMEX expending $125,000 as part of its 49% interest, which ever comes first, SilverCrest will have a further right to increase its working interest to 70% by paying SAMEX US$250,000.   SAMEX may elect to convert its remaining 30% interest into a 3.5% net smelter return royalty (“NSR”), 1.5% of which, SilverCrest may purchase for US$1,000,000.

Under the “Area of Interest” Agreement, SAMEX will also have a back-in right to earn a 25% working interest in any property generated by SilverCrest on which they have spent US$250,000, by paying 25% of SilverCrest’s expenses to that point.  At SAMEX’s discretion, this 25% working interest may be convertible to a 2.5% NSR, 1% of which SilverCrest may purchase for US$1,000,000.

This agreement is seen as a constructive way to leverage each company’s individual exploration efforts through the synergy of blending expertise, human resources and finances.   N. Eric Fier, CPG, P.Eng and Chief Operating Officer of SilverCrest stated that, “We believe that Chile and the Area of Interest in particular, have been overlooked for the potential to host world class silver deposits. The agreement with Samex provides SilverCrest with the opportunity to greatly accelerate our corporate objectives in Chile. The Area of Interest has a history of significant silver production and is currently under intensive exploration for copper and gold. We believe that the region has the geological potential to host additional silver deposits.”

Change In Year-End – During the fourth quarter, we changed the Company’s fiscal year-end to synchronize it with the year-end of our Chilean subsidiary and with the quarter ends of our Bolivian subsidiaries.  The change will make the Company’s accounting and reporting process more streamlined and efficient.  The Company’s old financial year-end of November 30th was extended one additional month and the Company’s new financial year-end is now December 31st.  As a result, the Company’s annual financial statements for fiscal 2005 (the transition year) cover a period of thirteen months from December 1, 2004 to December 31, 2005 as compared to a period of twelve months ended November 30, 2004 for fiscal 2004.  Fiscal 2006 (the new financial year) will cover a normal period of twelve months ending December 31, 2006.  The length and ending date of the periods, including the comparative periods, of the interim and annual financial statements to be filed for the Company’s transition year and its new financial year are as follows:

Transition Year (fiscal 2005)
Interim - For the Three Months Ended February 28, 2005
Interim - For the Six Months Ended May 31, 2005
Interim - For the Nine Months Ended August 31, 2005
Annual Financial Statements For the 13 Month Period Ended December 31, 2005

New Financial Year (fiscal 2006)
Interim - For the Three Months Ended March 31, 2006
Interim - For the Six Months Ended June 30, 2006
Interim - For the Nine Months Ended September 30, 2006
Annual Financial Statements For the 12 Month Period Ended December 31, 2006

Stock Options Terminated – During the fourth quarter, options to acquire 200,000 shares were terminated October 10, 2005.

Stock Options Exercised – During the fourth quarter, a director/officer of the Company exercised stock options for the purchase of 50,000 shares at a price of $0.20 per share.

SECURITIES ISSUED DURING THE FOURTH QUARTER – September 1 to December 31, 2005

Outstanding shares at August 31, 2005 - 66,373,165

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Sep 21/05	Common Shares	Exercise of Stock Option	50,000	$0.20	$10,000	Cash	N/A

Outstanding shares at December 31, 2005 - 66,423,165

Stock Options - At December 31, 2005, options were outstanding to acquire 5,125,000 shares as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	March 19, 2002 Sept. 12, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005	100,000 100,000 125,000 125,000 350,000	$0.20 $0.20 $1.00 $1.10 $0.40	March 19, 2007 Sept. 12, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Peter Dahl	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005	100,000 75,000 100,000 350,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Robert Kell	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005	200,000 125,000 125,000 350,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Larry McLean	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005	200,000 125,000 125,000 350,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Allen Leschert	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005	100,000 50,000 100,000 350,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015

Patricio Kyllmann	Nov. 17, 2003 Aug 6, 2004 April 20, 2005	50,000 100,000 300,000	$1.00 $1.10 $0.40	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Brenda McLean	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005	100,000 40,000 40,000 175,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Philip Southam	Oct. 15, 2003 Feb 3, 2004 Aug 6, 2004 April 20, 2005	30,000 55,000 50,000 30,000	$0.63 $1.00 $1.10 $0.40	Oct. 15, 2008 Feb. 3, 2009 Aug. 6, 2009 April 20, 2015
Bill Murphy	March 19, 2002	100,000	$0.20	March 19, 2007
Stephen Scammell	Aug 6, 2004	25,000	$1.10	Aug. 6, 2009
Francisco Vergara	Nov. 12, 2002 Aug. 13, 2003 Aug 6, 2004	50,000 50,000 50,000	$0.20 $0.40 $1.10	Nov. 12, 2007 Aug. 13, 2008 Aug. 6, 2009
Dale Dobson	Feb 3, 2004 Aug 6, 2004	50,000 25,000	$1.00 $1.10	Feb. 3, 2009 Aug 6, 2009
Manuel Avalos	Feb 3, 2004 Aug 6, 2004	50,000 50,000	$1.00 $1.10	Feb. 3, 2009 Aug. 6, 2009
Jorge Humphreys	Feb 3, 2004 Aug 6, 2004	25,000 15,000	$1.00 $1.10	Feb. 3, 2009 Aug. 6, 2009
Jean Nicholl	Feb 3, 2004 Aug 6, 2004	25,000 15,000	$1.00 $1.10	Feb. 3, 2009 Aug. 6, 2009

Directors And Officers Of The Company - Jeffrey P. Dahl – President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.

Related Party Transactions – Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $3,645 for legal services during the fourth quarter.   During the fourth quarter, a director/officer of the Company exercised stock options for the purchase of 50,000 shares at a price of $0.20 per share.

Investor Relations – During the fourth quarter, meetings were held with shareholders, brokers and fund managers.

Disclosure of Outstanding Share Data – At the end of fiscal 2005 at December 31, 2005, there were 66,423,165 common shares outstanding.  At the date of this report (April 18, 2006) there were 70,343,165 common shares outstanding

Extension Of Warrant Terms - The Company extended the term of warrants exercisable for the purchase of 304,500 shares at a price of $0.40 per share.  The warrants were originally issued with a two year term expiring September 15, 2005, but the term of the warrant has been extended for a period of one year until September 15, 2006.  Warrants for the purchase of 247,500 of the shares are held by directors of SAMEX.

The Company extended the term of warrants exercisable for the purchase of 415,000 shares at a price of $0.80 per share.  The warrants were originally issued with a two year term expiring November 27, 2005, but the term of the warrant has been extended for a period of one year until November 27, 2006.   The exercise price of the warrants will remain at $0.80 per share.

The Company extended the term of warrants exercisable for the purchase of 700,000 shares at a price of $0.80 per share.  The warrants were originally issued with a two year term expiring November 7, 2005, but the term of the warrant has been extended for a period of one year until November 7, 2006.  The exercise price of the warrants will remain at $0.80 per share.

The Company extended the term of warrants exercisable for the purchase of 500,000 shares at a price of $1.05 per share.  The warrants were originally issued with a two year term expiring November 28, 2005, but the term of the warrant has been extended for a period of one year until November 28, 2006.   The exercise price of the warrants will remain at $1.05 per share.

SUBSEQUENT TO FISCAL PERIOD ENDED DECEMBER 31, 2005

Private Placement Completed – In February 2006, SAMEX completed a private placement of 3,720,000 units at a price of $0.70 per unit.  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.78 per share if exercised at any time during the three year term of the warrant which expires February 13, 2009.  The units (3,720,000 shares and 1,860,000 warrants) have been issued and are subject to a hold period until June 14, 2006.  The proceeds of the private placement will be used for expenditures on the Company’s mineral exploration properties and for general working capital.  Directors/Officers of the Company are placees for an aggregate of 230,000 units.

Corporate Finance Consulting Agreement To Assist European Financing Efforts - SAMEX signed a corporate finance consulting agreement with European consultants, Spartacus Ltd. (the “Consultant”), to assist the Company with respect to its corporate financing efforts in Europe and other jurisdictions.   During the 12 month term of the agreement, the Consultant will provide introductions to fund managers, institutional investors and other parties, as well as assistance associated with financing activities.  In consideration of these services, the Company will pay the Consultant a quarterly fee of $25,000 commencing after

SAMEX completes one or more private placements with the assistance of the Consultant which have aggregate net proceeds of not less than $2,000,000.

Land Position At Inca Project, Chile – Subsequent to the year end, SAMEX secured rights to more than 5,000 hectares of mineral concessions at the INCA project in Chile by staking, by purchase of concessions at a government auction, and by three separate agreements for options to purchase mineral concessions (see news releases No. 1-06 and 5-06 and 6-06). The core of the concessions covers numerous small copper mines situated within a 20-square-kilometer area (2,000 hectares) near Inca De Oro, Chile.  Under the terms of the three agreements, SAMEX can acquire 100% interest in concessions covering 2,203 hectares by making option payments totaling US$2,600,000 in aggregate over thee years as follows: US$675,000 initial payment; US$300,000 in 12 months; US$375,000 in 24 months; and US$1,250,000 in 36 months.  Under one agreement, concessions covering 2,138 hectares are subject to a 1% Net Smelter Return Royalty and the owner has the right to purchase up to 50% of any oxide-copper production at cost from SAMEX (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1.2 million tonnes or ten years, which ever is reached first.  Under a second agreement, concessions covering 45 hectares are subject to a 1% Net Smelter Return Royalty on copper for a period of 20 years but SAMEX has the option to buyout the Royalty at any time for US$500,000.

Warrants Exercised – Subsequent to the year end, warrants were exercised by a director/officer of the Company for the purchase of 50,000 shares at $0.40 per share for total proceeds of $20,000.

Stock Options Exercised – Subsequent to the year end, a director/officer of the Company exercised stock options for the purchase of 50,000 shares at a price of $0.20 per share for proceeds of $10,000.  Another director/officer of the Company exercised stock options for the purchase of 100,000 shares at a price of $0.40 per share for proceeds of $40,000

SECURITIES ISSUED SUBSEQUENT TO THE YEAR ENDED DECEMBER 31, 2005

Outstanding shares at December 31, 2005 - 66,423,165

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Jan 3/06	Common Shares	Exercise of Stock Option	50,000	$0.20	$10,000	Cash	N/A
Jan 19/06	Common Shares	Exercise of Warrant	50,000	$0.40	$20,000	Cash	N/A
Feb 13/06	Common Shares Warrants	Private Placement	3,720,000 Shares 1,860,000 Warrants	$0.70	$2,604,000	Cash	N/A
Mar 2/06	Common Shares	Exercise of Stock Option	100,000	$0.40	$40,000	Cash	N/A

Outstanding shares at April 18, 2006 – 70,343,165

ANALYSIS OF FINANCIAL STATEMENTS

The following discussion of our operating results explains material changes in our consolidated results of operations for the thirteen-month fiscal period ended December 31, 2005.  The discussion should be read in conjunction with the consolidated financial statements to December 31, 2005 and the related notes included in this report.  Note that during 2005, the fiscal year-end was changed from November 30th to a new year-end of December 31st.  As a result, the financial statements for fiscal 2005 cover a period of thirteen months from December 1, 2004 to December 31, 2005 as compared to a period of twelve months for fiscal 2004 ended November 30, 2004.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.

Overview - Our business is exploration for minerals.  We do not have any properties that are in production. We have no earnings and, therefore, finance these exploration activities by the sale of our equity securities or through joint ventures with other mineral exploration companies.  The key determinants of our operating results include the following:

a)

Our ability to identify and acquire quality mineral exploration properties on favorable terms;

b)

The cost of our exploration activities;

c)

our ability to finance our exploration activities and general operations; and

d)

our ability to identify and exploit commercial deposits of mineralization;

e)

the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties;

These determinates are affected by a number of factors, most of which are largely out of our control, including the following:

a)

The competitive demand for quality mineral exploration properties;

b)

Political and regulatory climate in countries where properties of interest are located;

c)

Regulatory and other costs associated with maintaining our operations as a public company;

d)

the costs associated with exploration activities;

e)

the cost of acquiring and maintaining our mineral properties;

Our primary capital and liquidity requirements relate to our ability to secure funds, principally through the sale of our securities, to raise sufficient capital to maintain our operations and fund our efforts to acquire mineral properties with attractive exploration targets and conduct successful exploration programs on them.  We anticipate this requirement will continue until such time as we have either discovered sufficient mineralization on one or more properties with sufficient grade, tonnage and type to support the commencement of sustained profitable mining operations and are thereafter able to place such property or properties into commercial production or until we have obtained sufficient positive exploration results on one or more of our properties to enable us to successfully negotiate a joint venture with a mining company with greater financial resources than us or some other suitable arrangement sufficient to fund our operations.

Our success in raising equity capital is dependant upon factors which are largely out of our control including:

a)

market prices for gold and other precious metals and minerals;

b)

the market for our securities; and

c)

the results from our exploration activities.

The most significant factors affecting our operations during the past year were related to improvements in the general demand for and the prices of precious and base metals and a corresponding improvement in the market for shares of junior exploration companies.  These factors are expected to have a significant effect on our future financial operations during the next succeeding fiscal year and thereafter so long as we continue in our present business of mineral exploration.  Over the past year, the prices of precious metals and base metals have experienced increases, but remain volatile, as has the general market for the shares of junior exploration companies.  There has also been a significant increase in general mineral exploration activity, resulting in greater competition for mineral properties and the resources employed in mineral exploration, and a corresponding increase in the prices demanded for suitable exploration properties and the costs associated with mineral exploration.  We anticipate the market for precious and other metals will continue to increase in the short and medium term, resulting in continued favourable outlook for our ability to raise equity capital, but also increased exploration costs and increased costs for acquiring new exploration properties.  Accordingly, we anticipate our operating results will be most significantly affected by the results of our exploration activities on our existing properties.  See note titled “Forward Looking Statements” at the end of this report.

Accounting Policies - We have adopted a number of accounting policies and made a number of assumptions and estimates in preparing our financial reporting, which are described in Note 2 to the consolidated financial statements.  These policies, assumptions and estimates significantly affect how our historical financial performance is reported and also your ability to assess our future financial results.  In addition, there are a number of factors which may indicate our historical financial results, but will not be predictive of anticipated future results.  You should carefully review the following disclosure, together with the attached consolidated financial statements and the notes thereto, including, in particular, the statement of significant accounting policies set out in Note 2 to such statements.

Going Concern Assumptions - As described in Note 2 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  We do not have any mineral properties in production, and have not yet generated any revenues and have a history of losses.   Our continuation as a going concern is uncertain and dependent on our ability to discover commercial mineral deposits on our properties and place them into profitable commercial production and our ability to sustain our operations until such time.  This, in turn depends on our ability to continue to fund our operations by the sale of our securities and other factors which are largely out of our control.  Although we have been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event we cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further exploration on our properties.  Our consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations, and the amounts recorded for such items may be at amounts significantly different from those contained in our consolidated financial statements.

Treatment of Mineral Property Costs - As we are at the exploration stage, we capitalize the acquisition and exploration costs of our mineral properties under Canadian GAAP.  Should any of these properties be placed into production, such costs would be amortized over the life of the properties on a unit-of-production basis.  Should exploration results of any of our properties prove unsatisfactory, we would then abandon such property or properties, and write off costs incurred up to that time.  The impact on our net loss for the fiscal period would be dependent upon the amount of costs deferred up to the time of the write-off.

Accounting Estimates and Assumptions - The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and (ii) the reported amounts of expenses during the reporting periods covered by the consolidated financial statements.  Our management routinely makes judgements and estimates about the effect of matters that are inherently uncertain.  As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgements become even more subjective and complex.  We have identified certain accounting policies that are most important to the portrayal of our current financial condition and results of operations.  Our significant accounting policies are disclosed in Note 2 of notes to our consolidated financial statements, which should be read in conjunction with this Report.

Among other things, we determine our stock-based compensation costs using an option pricing model which involves the selection of highly subjective assumptions, including an assumption as to price volatility.  Changes in these assumptions can materially affect the fair value estimate and therefore the current model does not provide a consistently reliable measure of the fair value cost of the Company’s outstanding stock options.

Stock-Based Compensation - We have a stock option plan whereby we grant incentive stock options as partial compensation to our directors, officers, employees and consultants.  Based on recommendations of the CICA Handbook - Section 3870, effective December 1, 2002, we adopted a new method to account for stock-based compensation and other stock-based payments which is described in note 7(d) to our consolidated financial statements. We now record any stock options granted after December 1, 2002 as a compensation expense.  Prior to this change, we accounted for all stock-based compensation using the settlement method.  Under the settlement method, no compensation cost is required to be recorded for stock-based employee compensation awards when the options were granted at market prices.  Consideration paid by employees on the exercise of stock options is recorded as share capital.  Under the new standard, any stock-based payments to non-employees, and any employee awards involving direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments will be accounted for using the fair value based method.  The fair value of the options at the grant date has been determined using the Black-Scholes option pricing model.  A stock-based compensation expense of $830,742 was recorded in the statement of operations for 2005 in relation to the grant of 2,255,000 options during the second quarter.  Please note that these new options were granted in-part to replace 2,175,000 share options that expired during the second quarter.  The expiry of 2,175,000 share options exercisable at $0.40 per share and then the grant of new options on 2,255,000 shares exercisable at $0.40 per share resulted in a net increase during the second quarter of 80,000 share options exercisable at $0.40 per share.  Accounting policy requires a stock-based compensation expense of $830,742 to be recorded in the statement of operations in relation to the 2,255,000 share options granted during the second quarter, whereas accounting policy does not allow for any corresponding reduction in stock-based compensation expense for the 2,175,000 share options that expired during the second quarter.

Selected Annual Information & Summary of Quarterly Results

Selected Annual Information	For 13 Months Ended December 31, 2005	November 30, 2004	November 30, 2003

Revenue	$ -	$ -	$ -
Net loss from operations	(1,539,887)	(1,803,635)	(1,013,414)
Net loss for the year/period	(1,546,357)	(1,833,879)	(1,028,014)
Net loss per share	(0.02)	(0.03)	(0.02)
Total assets	5,751,166	6,181,545	5,394,055
Long-term liabilities	-	-	-

Quarterly Results	Quarter Ending
	4 months to Dec 31, 2005	Aug 31, 2005	May 31, 2005	Feb 28, 2005	Nov 30, 2004	Aug 31, 2004	May 31, 2004	Feb 29, 2004
Revenue	-	-	-	-	-	-	-	-
Net loss	(202,614)	(184,966)	(1,005,279)	(153,498)	(808,752)	(521,495)	(217,312)	(286,320)
Net loss / share	(0.00)	(0.00)	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)	(0.01)

The larger net losses are mainly due to “Stock-Based Compensation” expenses related to stock options granted during those quarters.  For example, a stock-based compensation expense of $830,742 was recorded for the second quarter of fiscal 2005 (to May 31, 2005) in relation to the grant of 2,255,000 options during that quarter.  Please note that under current accounting policy, no corresponding reduction in stock-based compensation expenses was allowed for the 2,175,000 share options that expired during that same quarter.

Operating Results - During the first quarter of fiscal 2005 we were principally involved in exploration work on our Los Zorros property in Chile including bulldozer trenching, core drilling with two drill rigs, core logging, sampling and assaying.  In December, we completed our first-phase reconnaissance drilling and trenching program in Exploration Areas I, II and III, that had been in progress since July of 2004.  This first-phase program during 2004 involved 8,617 meters of core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays.  With drilling and trenching completed in December, we then began the detailed work of analyzing, compiling, evaluating and interpreting the vast amount of data from the trenching and drilling program that had been ongoing since July of 2004.  (See section “Mineral Exploration Properties” for details concerning the “Los Zorros Property”).  We made limited expenditures related to our Bolivian properties mainly involving the payment of annual patents.  A total of $438,454 was expended on mineral interests and exploration costs during the first quarter ended February 28, 2005.

During the second quarter of 2005, we were primarily involved in continuing with the detailed work of data compilation and the drafting of drill sections, cross-sections, geologic profiles and maps incorporating the vast amount of data gleaned from the trenching and drilling program at the Los Zorros property in Chile over the past year.  This information will be used to plan the phase-two exploration drill program to follow-up on targets identified in the phase-one program.  We also constructed a drill core storage facility at our field camp at Los Zorros in preparation for the phase-two exploration drill program.  In addition, we were also conducting an ongoing generative program examining quality mineral prospects within the important geologic belts both north and south of Copiapo, Chile.  For very minimal expenditures, through staking and government auctions, we have acquired mineral concessions over a gold prospect and a silver prospect.  In Bolivia, administrative and planning activities were underway at our Eskapa precious metal prospect in preparation for the refurbishing and expansion of our exploration camp and the repair and expansion of access roads to facilitate the next phase of drill testing at a later date.  A total of $237,339 was expended on mineral interests and exploration costs during the second quarter ended May 31, 2005.

During the third quarter of fiscal 2005 we were principally involved in continued exploration on the Los Zorros property in Chile as well as conducting additional generative exploration in other prospective geologic districts near Copiapo, Chile.    A Phase II exploration drilling program is in the process of being planned for the Los Zorros property.  In preparation, we re-logged core from six Phase I drill holes, carried out further geologic mapping, and conducted a gravity geophysical survey over a large area encompassing the principal targets on the property.  We also entered into an option agreement to purchase an additional 95 hectares of mineral concessions adjacent to Exploration Area IV of the Los Zorros property.  Mineral interests and exploration costs for the third quarter ended August 31, 2005 totaled $349,669

During the fourth quarter of fiscal 2005 we re-logged drill core, conducted bulldozer trenching, sampling, assaying and geologic mapping in several Exploration Areas at the Los Zorros property in Chile.  In Exploration Area II (Milagro) certain Phase I drill core was re-logged in order to better understand and outline gold targets in that area.  Trenching in Exploration Area III (NORA) totaled 1,865 meters in 10 trenches with 559 samples taken.  Trenching in Exploration Area IV (Cinchado East/La Socialista) totaled 3,009 meters in 14 trenches with 1,020 samples taken in the trenches and an additional 82 samples taken from old pits and vein workings.   We also carried out generative exploration and evaluation of mineral prospects in the Inca project area near Inca de Oro, Chile.  Mineral interests and exploration costs for the fourth quarter (4 months) ended December 31, 2005 totaled $466,086.

Mineral interests and exploration costs for fiscal 2005 totaled $1,491,548 as compared to $2,136,270 during fiscal 2004.  A $102,656 portion of the costs for 2005 was “expensed as “Mineral Interests Administration, Investigation and Evaluation” costs. The remaining $1,388,892 is recorded as “Mineral Interests” “Expenditures For the Period”.  As a result of these expenditures, our assets categorized in the consolidated financial statements as “Mineral Interests” increased to $5,175,901 at December 31, 2005 from $3,804,651 at November 30, 2004.

At the end of fiscal 2005, certain costs were written off on the El Desierto ($5,880), Wara Wara ($6,260), Walter ($1,045), and Yaretani ($4,457) properties since no current exploration is being conducted on these properties.  These costs written off, relate to the category “Property Claims”, which are the annual patent fees paid to maintain the property concessions.  At the 2005 year-end, these properties were written down to a nominal value of $1,000 each until exploration activity is resumed on the respective properties.

The amount of cash on hand at December 31, 2005 was $424,287 compared to $2,175,308 at November 30, 2004.   At December 31, 2005, we were debt-free, apart from $35,403 accounts payable compared to accounts payable of $90,467 at November 30, 2004.

The following comments are related to certain categories in the consolidated financial statements for the fiscal period ending December 31, 2005:

Consolidated Balance Sheet

“Other Current Assets” - includes $36,205 which reflects the booked value of 2,026.927 grams of gold the Company held at December 31, 2005.

“Accounts Payable” – consists of general trade payables and includes $4,508 to reimburse directors or officers of the Company for routine expense accounts.

“Share Capital” – Authorized, Unlimited - effective June 13, 2005 the authorized share structure of the Company was altered by eliminating the maximum number of common shares and preferred shares the Company is authorized to issue (see Management Discussion for the Second Quarter – “Changes to the Articles and the Authorized Share Structure of the Company”).

Consolidated Statements of Operations and Deficit

“Accounting and Audit” - the increase to $31,803 in 2004 as compared to $535 in 2003 is partially due to accrual adjustments related to over accrual or under accrual estimates for auditing, as compared to the actual audit charges.  The increase is also due in part to the change of auditor for the 2004 fiscal year and the increased requirements/costs for the audit of financial statements filed with the US Securities and Exchange Commission.

“Mineral Interests Investigation Costs” - includes operating costs related to the Company’s activities in Bolivia and Chile that are not allocated to one of the Company’s specific mineral properties (for example generative exploration or investigating and evaluating mineral properties not acquired by the Company).

“Office, Supplies and Miscellaneous” - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, office supplies, telephone, postage, couriers, parking, mileage.

Consolidated Statements of Mineral Interests

“Geology, Mapping and Surveys” – includes salaries for geologists, support staff and geologic consultants working on the mineral properties.

“Los Zorros - Chile” - “Recovery of Costs” – $(43,538) - the CDN $ value of the US$37,500 payment received from SilverCrest Mines Inc. pursuant to the “Area of Interest Agreement For Silver Exploration In Chile” described in the Management Discussion for the Fourth Quarter.

Liquidity and Capital Resources - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any material revenue from operations during the fiscal period (13-month) ended December 31, 2005.  We realized a net loss of $1,546,357 for the fiscal period ended December 31, 2005 or $0.02 per share compared to a net loss of $1,833,879 for the fiscal year ended November 30, 2004 or $0.03 per share.  Losses are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no material source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.

We intend to aggressively pursue both the acquisition of mineral properties which we consider to be highly prospective for gold, silver, copper and other metals and to aggressively explore our current properties, particularly the Los Zorros, Eskapa, and Inca properties, subject to the availability of funds.  We will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources will be sufficient to fund our general operations as currently anticipated for the remainder of the 2006 fiscal year.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  See note titled “Forward Looking Statements” at the end of this report.

Financing - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties.  During 2003 and 2004, increasing precious metal and base metal prices and revived market interest in mineral exploration companies enhanced our ability to raise funding for precious metal exploration.  For example, during fiscal 2003, we raised a total of $4,699,600 from the sale of our securities through private placements and exercise of warrants and options.  During fiscal 2004, we raised $1,484,954 from the sale of our securities through a private placement and exercise of warrants and options.  During the first quarter of fiscal 2005, proceeds of $30,300 were raised from the exercise of warrants for the purchase of 100,750 shares.  During the third quarter ended August 31, 2005, warrants were exercised for the purchase of 1,000,000 shares at a price of $0.30 per share which raised total proceeds of $300,000.

Subsequent to the period ended December 31, 2005, in January/February 2006 we raised $2,604,000 from the sale of our securities through a private placement of 3,720,000 units at $0.70 per unit.  Proceeds of an additional $70,000 were also raised from the exercise of warrants and options.

Use Of Proceeds For Fiscal 2003, 2004 and 2005 - During fiscal 2003, we completed five private placement financings which raised gross proceeds totaling $3,474,600 ($500,000 in the third quarter and $2,974,600 in the fourth quarter).  As required in the filing of the respective private placement details with regulatory authorities, we disclosed that the intended use of the private placement proceeds would be in aggregate: $1,574,600 for general working capital, $1,800,000 for expenditures/exploration on our mineral properties, and $100,000 for mineral property acquisition.

During fiscal 2003, our expenditures/exploration on mineral properties totaled $648,633 including mineral property acquisition costs of $123,905.   During fiscal 2004, our expenditures/exploration on our mineral properties totaled $2,136,270 for the year ending November 30, 2004.   As required in the filing of private placement details with regulatory authorities, we disclosed that the intended use of the $880,000 proceeds from the private placement completed during the third quarter 2004, would be $440,000 for general working capital and $440,000 for expenditures/exploration on our mineral properties (including $25,000 on the Eskapa property to refurbish and expand the camp, repair and enhance access roads and prepare drill pads for the next phase of drill testing at a later date). The disclosed use of proceeds of $2,340,000 for expenditures/exploration on our mineral properties during fiscal 2003 and 2004 was more than fulfilled as actual expenditures/exploration on our mineral properties was $648,633 during 2003 and $2,136,270 during 2004, for a total of $2,784,903.  In addition, during fiscal 2005, cumulative expenditures on mineral properties totaled $1,491,548 to December 31, 2005 ($438,454 for the first quarter; $237,339 for the second quarter; $349,669 for the third quarter; and $466,086 for the fourth quarter).

Anticipated Capital Requirements  - We anticipate that we will be able to fund our ongoing general operations through the remainder of fiscal 2006 from funds on hand.  In relation to our proposed exploration programs, management will work to secure an additional 5+ million dollars in equity financings to fund continued exploration on the Los Zorros property, Inca property, Eskapa property and possibly other SAMEX prospects.   While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to secure equity financings, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into.  If we are unable to secure sufficient funds to pursue exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  Since we own our interests in the majority of our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees and the option payments listed under the “Table of Contractual Obligations” (see below).  Our anticipated cash requirements for the year are primarily comprised of the anticipated costs of conducting our exploration programs, our administrative overhead and the obligations listed under the “Table of Contractual Obligations” (see below) and other operating expenses in the normal course of business. See note titled “Forward Looking Statements” at end of this report.

Table of Contractual Obligations - The following table summarizes our contractual obligations as of December 31, 2005*, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Hochschild Option (1) Option Payments Advance Royalty(italics)	US$100,000	US$100,000	US$200,000	US$200,000	US$100,000
San Estaban Option (2) Option Payments	US$100,000	US$100,000
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	US$200,000	US$200,000	Advance Royalty US$200,000	Advance Royalty US$200,000	Advance Royalty US$100,000

(1) These are option payments pursuant to an option to purchase mineral property forming a 209-hectare portion of our Los Zorros Property under the Unilateral Purchase Option Contract Covering Mining Concessions dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A..  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  The Advance Royalty payments (which would be recoverable from future royalty payments) would be required if the property was not in production by December 31, 2007 (see “Mineral Property Summaries” – “Los Zorros Property” for details).

(2) These are option payments pursuant to an option to purchase mineral property forming a 95-hectare portion of our Los Zorros Property under the Unilateral Purchase Option Contract dated June 21, 2004, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (see “Mineral Property Summaries” – “Los Zorros Property” for details)

*Option Agreements Entered Into Subsequent To Fiscal 2005 - See Management Discussion “Subsequent Events”, “Land Position At Inca Project, Chile” for details concerning three option to purchase agreements entered into subsequent to December 31, 2005.  Under the terms of the three agreements, SAMEX can acquire 100% interest in concessions covering 2,203 hectares by making option payments totaling US$2,600,000 in aggregate over thee years as follows: US$675,000 initial payment; US$300,000 in 12 months; US$375,000 in 24 months; and US$1,250,000 in 36 months.

Research and Development, patents and licenses, etc. - We are a mineral exploration company and we do not carry on any research and development activities.

Trend Information - Market interest in mineral exploration companies strengthened over the past year as a result of an increase in precious metal and base metal prices.  We anticipate that the price of gold, silver, copper and other metals will continue to strengthen over the next year which should enable us to secure additional equity financing.  We anticipate that the continued strength in metal prices will also make the acquisition of quality exploration prospects more expensive, as well as increase the costs of exploration generally.  Metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, which is entirely outside of our control.  See note titled “Forward Looking Statements” at the end of this report.

The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, relative strength of the U.S. dollar, Chilean Peso and of other currencies as against the Canadian Dollar, interest rates, and global or regional political or economic crisis.  The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.  If metal prices are weak, it is more difficult to raise financing for our exploration projects.  There is no assurance our attempts to attract capital will be successful.  Failure to attract sufficient capital may significantly affect our ability to conduct our planned exploration activities. Conversely, when metal prices are strong, competition for possible mineral properties increases as does the corresponding prices for such prospective acquisitions and the cost of drilling and other resources required to conduct exploration activities.

We have followed the policy of writing down to nominal value any of our mineral properties on which we have not conducted any significant exploration activities within a particular fiscal period and do not plan to conduct exploration activities within the current fiscal period, regardless of our long term view of the prospects of the particular property.  Since our future exploration activities are dependent upon a number of uncertainties including our ability to raise the necessary capital (which is in turn affected by external factors such the prices of precious and base metals), we may be required, by application of this accounting policy, to write down other properties now shown as an asset in our consolidated financial statements to nominal value, even though we may intend to conduct future exploration activities on them after the current fiscal period.

Off Balance Sheet Arrangements - We do not have any material off-balance sheet arrangements out of the ordinary course of business other than verbal employment or consulting agreements with our executives.

Disclosure Controls and Procedures - The Chief Executive Officer and Chief Financial Officer of the Company evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report (December 31, 2005) and concluded that as of such date, the Company’s disclosure controls and procedure s were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.  During the period covered by this report, there were no significant changes in the Company’s internal controls or in other factors that materially adversely affected, or are reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

Employees, Salaries, Payment to Related Party –

During the first quarter of fiscal 2005, we had 21 employees, the majority of which were involved in the exploration activity on our Los Zorros prospect in Chile.  By comparison, we had 13 employees during the first quarter of 2004.  Salaries, for employees who are also directors or officers of the Company, totaled $100,314 for the first quarter ended February 29, 2004 as compared to $96,769 for the first quarter 2004.  During the first quarter ended February 29, 2005, legal fees of $1,872 were paid to Leschert & Company Law Corporation, a legal firm controlled by one of our directors.

During the second quarter of fiscal 2005, we had 21 employees, the majority of which were involved in the exploration activity on our Los Zorros prospect in Chile.  By comparison, we had 20 employees during the second quarter of 2004.  Salaries, for employees who are also directors or officers of the Company, totaled $100,508 for the second quarter ended May 31, 2005 as compared to $103,417 for the second quarter of 2004.  During the second quarter ended May 31, 2005, legal fees of $13,640 were paid to Leschert & Company Law Corporation, a legal firm controlled by one of our directors.

During the first-half of the third quarter of fiscal 2005, we had 21 employees, the majority of which were involved in the exploration activity on our Los Zorros prospect in Chile.   During the last-half of the third quarter, the number of employees had been reduced to 19.  By comparison, we had 21 employees during the third quarter of 2004.  Salaries, for employees who are also directors or officers of the Company, totaled $100,169 for the third quarter ended August 31, 2005 as compared to $102,925 for the third quarter of 2004.  During the third quarter ended August 31, 2005, legal fees of $12,761 were paid to Leschert & Company Law Corporation, a legal firm controlled by one of our directors.

During the fourth quarter of fiscal 2005, we had 20 employees, the majority of which were involved in our exploration activities in Chile.  By comparison, we had 21 employees during the fourth quarter of fiscal 2004.  Salaries, for employees who are also directors or officers of the Company, totaled $131,503 for the four-month period ended December 31, 2005 as compared to $100,712 for the fourth quarter of 2004.  During the four-month period ended December 31, 2005, legal fees of $3,645 were paid to Leschert & Company Law Corporation, a legal firm controlled by one of our directors.

Audit Committee & Compensation Committee - Our Audit Committee is composed of Peter Dahl and Allen Leschert (non-executive directors of the Company) and director, Larry McLean (the Vice-President, Operations and Chief Financial Officer of the Company).  The audit committee’s primary function is to review the annual audited financial statements with the Company’s auditor prior to presentation to the Board.  The audit committee also reviews the Company’s interim un-audited quarterly financial statements prior to finalization and publication.  Our Compensation Committee is composed of non-executive directors, Peter Dahl, Allen Leschert and Patricio Kyllmann.  The Compensation Committee was established to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may from time to time request.

MINERAL PROPERTY SUMMARIES

(listed alphabetically)

EL DESIERTO PROPERTY

The El Desierto property is located in southwestern Bolivia at elevations ranging from about 3,800 to 4,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile.  The property covers a trend of eroded stratovolcanoes and range-front fault structures along the Bolivian/Chilean border.  The property is within a geologic belt extending through Peru, Chile, and Argentina that is renowned for acid-sulfate gold-silver-copper deposits and some of the world’s largest porphyry copper mines.  Exploration at El Desierto is focused on delineating targets for epithermal gold ore bodies and for porphyry copper deposits.

The El Desierto mineral concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, who is one of our Directors.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera

Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Emibol S.A. paid all costs for the staking of these concessions and under the agreements, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.

During 1997, we conducted reconnaissance IP surveys, sampling and mapping on the property.  No exploration was conducted during 1998, but additional mineral concessions were staked to expand the property.

In 1999, we granted International Chalice Resources Inc. (“Chalice”) an option to earn up to a 35% joint venture interest in the El Desierto property by expending a total of US $500,000 on the property (El Desierto Property Option Agreement dated September 30, 1999).  SAMEX/Chalice exploration during 2000 involved road construction, geologic mapping, trenching, sampling, geochemical analysis and geophysical surveys on a portion of the property.  After two phases of exploration, SAMEX/Chalice decided the results on this portion of the property were not sufficient to warrant drilling at the time.  Since no immediate exploration was planned, Chalice agreed to fund annual property holding costs and we granted Chalice a three year extension on their option.   Effective February 26, 2002, Chalice decided to drop their option, relinquishing all rights under the El Desierto Property Option Agreement.  SAMEX had received a total of US$216,147 in option payments from Chalice up until the time the option was dropped.

No exploration has been conducted on the El Desierto property since the SAMEX/Chalice program in 2000.  We continue to maintain a reduced portion of the El Desierto claims (3,894 hectares) for further evaluation subject to the availability of financing or other joint venture agreements.  Patent fees ranging between approximately US$1.00 to $2.00 per hectare must be paid annually to maintain the mining concessions.  The El Desierto Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESKAPA PROPERTY

The information herein respecting the Eskapa property is based on a technical report prepared by Robert E. Kell, Vice President Exploration and a Director of SAMEX Mining Corp., who is a certified professional geologist and a “qualified person” pursuant to the requirements of Canadian Securities Administrators National Instrument 43-101.  A copy of such report has been filed with the British Columbia Securities Commission and Alberta Securities Commission and is available for review by interested persons at SEDAR.com.  SAMEX, through its Bolivian subsidiary, EMIBOL S.A., holds a 99% interest in any mining operations which may be established on the 3,700 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia and situated 150 km by road southwest of Uyuni, and 20 km southeast of the rail station of Chiguana.  The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile.  The property is readily accessible from Uyuni, Bolivia or Calama, Chile.  We explored the property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999.  Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.  SAMEX has expended over a million dollars on exploring the Eskapa property with cumulative Deferred Exploration Costs since 1995 totaling $1,257,098 at May 31, 2005.

The region, where the Cerro Eskapa prospect is situated, is part of the Cordillera Occidental which consists of numerous extinct or dormant late-Tertiary to early quaternary, andesite-dacite stratovolcanoes positioned on a high plateau (3500 meters mean elevation) of mid- to late-Tertiary volcanic and sedimentary rocks.  The Cerro Eskapa stratovolcano is uniquely considerably eroded such that strong alteration and silver-lead-antimony sulfosalt-mineralized zones are exposed over a large 2 km. by 3 km. area of the core zone.  The stratovolcano core zone had, up until 1995, surprisingly not been explored during modern times.  Colorful chrysocolla mineralization on the lower north flank of the stratovolcano was worked in pre-historic times by indigenous people.  In the stratovolcano core zone, Spanish Colonial-era prospectors explored silver-mineralized vuggy silica-barite outcrops with minor production from shallow irregular workings.  An unknown Chilean mining concern sank a 45 meter-deep shaft near one of the Spanish workings in the late-1870’s just before the outbreak of the War of the Pacific There is no indication of any production from this shaft.  The geologic setting, extensive hydrothermal alteration, presence of silver-lead-antimony sulfosalt mineralization, accessible location, and lack of any previous exploration drilling made the area attractive to us for acquisition.

The strong argillic, advanced-argillic, and vuggy silica alteration are focused on porphyritic dacite and hydrothermal breccia which occupy the stratovolcano core zone.  The nature of the alteration and widespread abundant pyrite are characteristic of the high-sulfidation-type of precious-metal mineralizing system, which occur in the Cordillera Occidental of South America.  At Cerro Eskapa, silver-lead-antimony sulfosalt-mineralization occurs, at the surface of the eroded-out stratovolcano core zone, in linear/steeply dipping zones of vuggy silica-barite strongly controlled along west-northwest-trending faults.  The zones range from 1 to 3 meters in width and several can be traced for up to several thousands of meters.  Based on our sampling, grades of this mineralization in dump and rock-chip samples are variable, but typically contain high amounts of silver (>69.3 ppm to 2260 ppm (g/mt), lead (>144 ppm to 23100 ppm) and antimony (165 ppm to 25800 ppm) with anomalous mercury 1140 ppb (to 90000 ppb), but with very low gold values (<5 ppb).  Surrounding clay-pyrite-altered porphyritic dacite contains anomalous amounts of mercury, arsenic, and antimony, and low values in gold and silver.  The mineralized zones appear to represent the leakage up from more substantial mineralization at depth.

Our exploration of the stratovolcano core zone (1995-1999) included: considerable road building for access, geologic mapping, considerable rock-chip sampling and running IP surveys over long lines.  The data from these efforts showed that silver-lead-antimony sulfosalt/sulfide mineralization is tightly restricted to the zones of vuggy silica-barite and no indication could be found of a shallow bulk-tonnage type of deposit.  The IP surveys generally detected the high-resistivity expression of the zones and demonstrated a depth extent in excess of the 250-meter search depth limit.  The first attempt in 1999 to core drill the zones (March-June, 1999) produced mixed results.  Some holes were unfortunately not properly located and aimed, and missed making the intended down-dip intersection.  However, two drill holes (DDH-EK-99-02 and -04) did make interesting intersections confirming that the vuggy silica-barite rock does continue to depth, but silver grades were disappointing.  DDH-EK-99-02 intersected a thick vuggy silica-barite zone of 13.0 meters true width containing 41.8 ppm (g/mt) silver with low detectible gold (7 ppb) and anomalous copper, lead, antimony with anomalous mercury.  However, the intersection was considerably affected by a late oxidation alteration of sulfosalt/sulfide minerals producing abundant limonitic minerals.  This suggested that the metal values were much reduced in the intercept due to possible leaching of silver and base and pathfinder metals.  Hence, the intersection was not representative of mineralization elsewhere along strike or at depth along the zone.  The other intersection (DDH-EK-99-04) was located at high elevations at the east end of the same zone and was complicated by faulting.  The recovered fault-bounded sliver of the vuggy silica rock contained 109.2 ppm (g/mt) silver over a 0.30 meter true width.  No funding was available to pursue follow-up drilling and consequently, no exploration work was carried out from June, 1999 to December, 2000.

In November 2000, we granted International Chalice Resources (“Chalice”) an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 by November 15, 2003.  Later, we agreed with Chalice to amend certain terms of the agreement by reducing total option payments required, to US $461,137.98, by an earlier date, February 28, 2002.  Chalice completed option payments totaling US $461,137.98 by February 28, 2002 and thereby earned the right to receive, upon formation of a joint venture, a 40% joint venture interest with respect to mineral operations on the property.  However, in October 2002, we negotiated an agreement to restore our original 99% interest in the Eskapa property by purchasing-back the rights earned by Chalice under the Eskapa Property Option/Joint Venture Agreement.   We arranged to purchase-back this right to a 40% interest from Chalice by:

a) paying Chalice $50,000 cash ($25,000 paid on signing and $25,000 by October 3, 2003[paid]);

b) issuing 200,000 of our shares to Chalice (issued November 4, 2002);

c) granting Chalice a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Pursuant to the buy-back agreement, the Eskapa Property Option/Joint venture Agreement with Chalice terminated and we now hold a 99% interest in any mining operations which may be established on the property.

The option payments from Chalice provided us with the funding to resume exploration on the Eskapa property in 2001 to identify and drill new targets for precious-metal mineralization.  Compilation of our previous exploration data outlined ten (I-X) prospective mineralized zones within the stratovolcano core zone, but exploration attention was instead focused in the Breccia Area to the southwest where considerable breccia was found and then evaluated using geologic mapping, rock-chip sampling, and running IP surveys.   These zones could be interpreted as the fault-offset continuation of those found in the stratovolcano core zone.  However, although the breccia zones contain anomalous mercury and, locally, antimony, arsenic, and zinc, no values for gold or silver are present.  The only attempt at drilling in the Breccia Area encountered faulting and no indication of precious-metal mineralization was intersected.  Exploration for a concealed significant copper deposit related to the oxide-copper-mineralized pebble breccia bodies of the Copper Zone also did not yield positive results from drill testing one of the IP chargeability targets.  A cored intersection through one of the pebble breccia bodies (DDH-EK-01-1C) yielded a 1.0 meter true width of 5% copper and 10 ppm (g/mt) silver.  The decision was made to locate a deep drill test of one of the vuggy silica-barite zones (Zone III) in the stratovolcano core zone.  The test (DDH-EK-01-11) was sited toward the far southeast end of Zone III, using DDH-EK-99-02 as control, and made a complete drill intersection through the vuggy silica target at a depth between 392.70 to 457.10 meters depth.  The intersection revealed toward the footwall of the zone, the vuggy silica-barite rock is cut by massive veins/veinlets of gold-bearing, high-grade copper-silver-antimony-bismuth sulfosalt/sulfide mineralization.   The analytical results, solely on the recovered part of one of the veins (0.20 meters apparent width), give a glimpse of the tenor of the mineralization which might be more extensive elsewhere along this and similar mineralized zones.  This vein sample contains 1890 ppm (g/mt) silver, 6.1% copper, 4.18% antimony, and 2.93% bismuth with 1.180 ppm (g/mt) gold and occurs in an interval (0.75 meters true width) of vuggy silica-barite (445.45 to 446.95 meters) which contains 0.583 ppm (g/mt) gold, 331 ppm (g/mt) silver, 1.04% copper, 0.71% antimony, and 0.43% bismuth.  Toward the top of the interval is a silica-barite veinlet interval with 1.280 ppm (g/mt) gold and 89.0 ppm (g/mt) silver and low copper, antimony, and bismuth.  This veinlet is relatively gold-rich and is considered different perhaps reflecting late-stage, secondary gold veins or gold deposition.  Although the deep intersection revealed that the mineralizing system below the stratovolcano core zone becomes auriferous and could contain high-grade copper-silver-antimony-bismuth mineralization, no funding was available at that time to continue follow-up drilling elsewhere along the numerous prospective zones.

When the results of DDH-EK-01-11 are combined with those from DDH-EK-99-02, the cross section demonstrates that the vuggy silica rock and contained precious-metal mineralization of Zone III are surrounded by outlying coherent/well-developed haloes of argillic and advanced-alteration and anomalous base- and pathfinder-metal zoning.  The spatial relationship of the alteration and base and pathfinder metal zoning in cross section importantly provides a “guide” to the position of the centrally positioned vuggy silica rock and deeper seated gold-silver-copper-antimony-bismuth mineralization. From the cross section, the outlying haloes of pathfinder and base metals surround the target zone and show that, at high levels in the system, anomalous values in outcrop samples, especially for silver, base and pathfinder metals (i.e. mercury, antimony, and arsenic) are the shallow expression of deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization.   Extrapolated to the other nine mineralized zones in the stratovolcano core zone, whose surface expressions are also marked by anomalous pathfinder metals, suggests that the deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization may likely be widely distributed at depth within various zones.  The ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance.

Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended.  The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing.  The exploration objective is to discover a cumulative resource containing +25M metric tons in the range of +2 to +8 g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4%  antimony, and 2% to 4% bismuth.  This target is postulated to occur along parts of the mineralized zones and would be accessible for selective underground mining methods via level tunnels driven underneath the stratovolcano core zone.  A drill program involving 4,500 meters of core drilling in up to 12 holes is proposed to test at depths of up to 400 meters along Zones I-II, III, IV, V, IX, and X at a cost of approximately US $1,000,000.  We plan to resume exploration on the Eskapa precious metal prospect during 2006.

The Eskapa property covers approximately 3,700 hectares and consists of the “Eskapa” concession (concession #4717), a principal 2885-hectare exploitation concession which covers most of the west half of the Cerro Eskapa stratovolcano.  This large concession encompasses two smaller concessions, “Estrella” / “Mi Morena” (concession #4763) which together cover 115 hectares.  On the north side of the stratovolcano, the “Eskapa II” concession covers 700 hectares.

The concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, who is one of our Directors.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Emibol S.A. paid all costs for the staking of these concessions and under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.

The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A., and to a US$2,000,000 cash royalty payable to International Chalice Resources Inc., to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Patent fees of approximately (depends upon US$/Boliviano exchange rate) US$2.00 per hectare must be paid annually to the Bolivian government in order to maintain the mining concessions.   The Eskapa Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

INCA PROJECT

Subsequent to 2005, SAMEX secured rights to more than 5,000 hectares of mineral concessions at the INCA project in Chile by staking, by purchase of concessions at a government auction, and by three separate agreements for options to purchase mineral concessions (see news releases No. 1-06, 5-06 and 6-06). The core of the concessions covers numerous small copper mines situated within a 20-square-kilometer area (2,000 hectares) near Inca De Oro, Chile.  Under the terms of the three agreements, SAMEX can acquire 100% interest in concessions covering 2,203 hectares by making option payments totaling US$2,600,000 in aggregate over thee years as follows: US$675,000 initial payment; US$300,000 in 12 months; US$375,000 in 24 months; and US$1,250,000 in 36 months.  Under one agreement, concessions covering 2,138 hectares are subject to a 1% Net Smelter Return Royalty and the owner has the right to purchase up to 50% of any oxide-copper production at cost from SAMEX (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1.2 million tonnes or ten years, which ever is reached first.  Under a second agreement, concessions covering 45 hectares are subject to a 1% Net Smelter Return Royalty on copper for a period of 20 years but SAMEX has the option to buyout the Royalty at any time for US$500,000.

The INCA property is located 90 kilometers north of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the El Salvador Mine.  The location is well-situated with good access, expansive surrounding space for large mining operation infrastructure, and bringing in water and electrical power.  SAMEX plans to carry out a concerted exploration effort at the INCA project to search for large porphyry copper-gold-silver-molybdenum deposits.  Of interest, Chilean copper company, CODELCO continues to pursue drill exploration of their important recent porphyry copper discovery on their property adjacent to the INCA project.

The INCA project area has been the center of small mining activity (Cachiyuyo de Oro District) primarily for production of oxide-copper, and more recently, secondary enriched copper sulfide ores.  Most of the production has been from localized open cut workings, and in several places - shafts, positioned on tourmaline breccia, altered brecciated intrusive rock, and sheeted vein zones.  These mineralized occurrences are the typical high-level expression to deeper seated, source porphyry copper intrusions of likely much larger size with great upside exploration potential.  Very little exploration work (especially drilling) has been carried out around the small mines.  Only one limited part of the INCA project area at the Lower Manto Cuba mine has been drilled during an Empresa Nacional Minera (“ENAMI” a Chilean government company) program in 1971 with important implications for exploration.  The holes not only demonstrate the position, thickness, and grade characteristics of oxide and enriched secondary sulfide ores, but reveal the presence, at depth just below and around these zones, of altered porphyry-hosted, primary (hypogene) copper-sulfide mineralization. Small miners, without capital for exploration or infrastructure (water and power) or to build a mill and plant to process secondary or primary copper sulfide ore, could only focus on mining areas of readily accessible oxide-copper ore feed for the near-by Chatal Leach Plant.  With this plant long closed, oxide ores which are hand-sorted for direct-shipping grade (>2.5% copper) oxide and some enriched ores are currently trucked several times a month in small quantities to the ENAMI heap-leach plant and smelter complex at Paipote, near Copiapo, Chile.

At the INCA Project, SAMEX has identified five important targets of copper mineralization with significant credits of molybdenum, and also locally for gold and silver.  These targets include: Upper Manto de Cuba, Lower Manto Cuba, San Pablo, Delirio, and Tucumata.  Other less-well defined smaller targets to be further evaluated have also been found to be present on the acquired property position and include: Jardinera, Concepcion, San Antonio, Puntilla, and Dos Amigos.  The area containing these targets is the typical size for centers of porphyry copper systems of the early to mid Tertiary igneous belt of the northern part of Chile (Collahuasi, Quebrada Blanca, El Abra, Chuquicamata, Radomiro Tomic, Escondida, El Salvador).  The Inca Project is positioned at the south end of this geologic belt and within a well-defined structural corridor of numerous centers of mineralization including the large El Salvador (Codelco) porphyry copper deposit (970 million metric tons – 0.68% copper, 0.022% molybdenum, 0.10 g/mt gold), the Inca de Oro gold-copper vein swarm, the Tres Puntas and Chimbero silver mining district, and the previously mentioned  Codelco discovery of porphyry-hosted copper-gold mineralization.  The geochemical makeup of ore and mineralization in the INCA area is illustrated in the following table of samples recently taken by SAMEX from ore stockpiles and dumps of the small active mines on the property.  These results are similar to those from earlier SAMEX reconnaissance sampling.  Note the potassium (K) enrichment and depletion of calcium (Ca) and sodium (Na) which reflects the altered porphyry host for the mineralized samples.

SAMPLE No.	Total Cu %	Soluble Cu %	Au ppm	Ag ppm	Mo ppm	S %	Ca %	K %	Na %
T-1	6.18	5.510	1.010	11.3	117	0.02	0.35	5.91	0.52
T-2	4.08	3.740	1.275	20.3	18	0.06	0.23	3.78	1.32
D-1	7.98	6.910	1.600	25.2	326	<0.01	0.55	6.61	0.42
MCS-1	11.85	11.450	0.051	24.8	13	0.03	0.09	0.32	0.32
MCS-2	7.64	6.800	0.042	2.1	102	0.01	0.05	2.58	0.07
MCS-3	38.10	18.600	0.745	17.6	48	4.07	0.02	0.79	0.30
MCI-1	1.01	0.082	0.035	2.6	46	2.17	0.22	3.96	0.04
MCI-2	0.08	0.039	0.008	<0.5	2150	1.04	0.09	3.71	0.07
MCI-3	1.90	0.010	0.071	3.1	20	3.82	0.18	3.88	0.03
MCI-4	5.70	0.629	0.031	2.3	54	3.46	0.03	4.36	0.05
SPB-1	1.72	0.534	0.601	14.3	20	1.80	1.48	2.49	0.12
SPB-2	1.92	1.715	0.013	1.0	7	0.04	0.06	1.99	0.15
SPB-3	8.03	7.000	0.041	17.8	21	0.08	0.04	0.91	0.10
SA-1	10.10	1.080	0.299	9.0	21	1.80	0.10	3.82	0.08
SA-2	3.31	2.560	0.210	2.6	10	0.15	0.11	4.29	0.06
C-1	0.25	0.013	0.168	1.5	5	3.47	0.41	2.83	0.05
C-2	0.80	0.029	0.041	4.2	8	3.64	0.30	3.57	0.05
C-3	2.63	0.005	0.311	8.1	9	2.84	0.17	3.84	0.07
C-4	0.16	0.008	0.024	0.8	3	3.70	0.32	3.31	0.05
C-5	5.19	0.012	0.482	24.9	10	4.64	0.25	3.51	0.07
C-6	0.03	0.012	0.006	<0.5	9	0.06	3.00	2.78	2.90
J-1	27.60	13.000	0.599	55.0	>10000	>10.0	0.08	3.73	0.12
J-2	10.70	6.670	2.930	27.7	7570	2.00	0.08	4.53	0.11
J-3	7.15	2.450	1.040	20.1	476	1.58	0.06	4.08	0.13
J-4	0.07	0.041	0.015	0.6	32	0.01	3.77	2.10	2.77
							Typical Whole Rock Content
							2.8 – 3.0	2.2 – 2.5	2.4 – 2.5

Initial field review of all the targets at the INCA Project by SAMEX, which outlined the extent of small mine workings, speculatively suggests that historic production may have cumulatively reached to approximately 2.5 million metric tons of oxide-copper ore and less than 1.5 million metric tons of enriched secondary copper-sulfide ore.  Although oxide ore may be exhausted at several mines (Lower Manto Cuba, San Pablo), important resources may remain especially at three mine areas (Delirio, Tucumata, and Jardinera).  Enriched secondary copper-sulfide ores may have been largely mined out at Lower Manto Cuba; but have just been reached by small miners at deeper levels at San Pablo and Jardinera and remain intact (untouched) at Upper Manto Cuba, Delirio and Tucumata).  Based on surface measurements made around open cut mine workings and along the exposed trace of mineralized zones during reconnaissance evaluation of the property, SAMEX conservatively estimates a possible target cumulative potential of 5.2 to 8.0 million metric tons of oxide-copper ore (0.75% to 1.5% soluble copper, average grade), and 15.6 to 20.0 million metric tons of enriched secondary copper sulfide ore (2.5% to 4.5% total copper, average grade) to be present at shallow depths at the various target sites.  At Delirio, Tucumata and Jardinera, a significant gold credit of 1.00 to 2.93 grams/metric ton may also be present with both the oxide and enriched copper ores.  Ranges of grade were determined from sampling of ore stockpiles at currently active small mines (San Pablo, San Antonio, Upper Manto Cuba, and Jardinera) and dumps of inactive mines (Lower Manto Cuba, Concepcion, Delerio, and Tucamana).  Thicknesses typical for the oxide and enriched ores is estimated based on exposed workings and importantly from drill information from the 1971 ENAMI drill program.  The drilling suggests that primary mineralization has an unknown depth extent in excess of 100 meters.  The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the INCA area, has yet to be proven by drilling and other exploration activities. The potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

Of importance, at two mine areas (Lower Manto Cuba and Concepcion), deeper workings have encountered primary copper sulfide ore hosted by altered porphyritic intrusive rock which has been stockpiled or discarded on dumps.  This material, which was sampled by SAMEX during initial reconnaissance sampling, contains 0.41% to >2.0% copper, locally with credits in molybdenum (0.05% to 0.08%), and gold (0.3 grams/metric ton at Concepcion).  There has never been a plant to process primary sulfide ore and produce concentrate on, or near, the property.  So, although encountered in places by deeper mine workings, this material was historically, and to this day, ignored by the small miners.  Some 35 years ago, a single core drill hole, which was included as part of a 1971 ENAMI churn drilling program at Lower Manto Cuba, encountered the top of the primary copper sulfide zone at a depth of approximately 84 meters and is open-ended to the bottom of the hole (140 meters depth).  Grades range from 0.20% to 2.65% total copper over the one meter sample widths; most samples contain >0.50% copper; and the average grade is 0.83% total copper (although SAMEX has not verified the grades in this drill hole, these grades are consistent with grades reported above from SAMEX sampling of primary copper sulfide ore hosted by altered porphyritic intrusive rock discarded on dumps or stockpiles).  Some of the near-by, shallow, churn drill holes from the same program also encountered primary copper sulfide mineralization at depths as shallow as 48 meters with average grades of 0.8% to just over 1.0% total copper.  Assuming that, with depth, the primary copper sulfide mineralization does not expand outward much beyond the surface widths, a cumulative target is conservatively estimated at from 120 to 180 million metric tons with an average grade ranging between >0.65% to 1.0% total copper as a discovery objective for exploring the target areas.  Should the primary copper sulfide mineralization expand outward at depth the target potential would be dramatically increased.  The estimate of this target size and grade is based upon grades and widths from the ENAMI drilling, from results of SAMEX sampling of primary copper sulfide mineralization from mine ore stockpiles and dumps, and from surface measurements made around open cut mine workings and along the exposed trace of mineralized zones during reconnaissance evaluation of the property.   The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the INCA area, has yet to be proven by drilling and other exploration activities.  The potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

Exploration core drilling is planned to start testing each of the targets once funds are in place and budgets have been approved.  An initial program of 15 to 20 holes totaling 6,000 meters is planned at a cost of approximately US$1,000,000.  The costs include additional surface geologic and survey work; geochemical assays; possible ground geophysical surveys to trace zones beneath covered pampa; and building both an exploration camp and core processing/storage facilities.  The major objective of the drilling program will be to discover cumulatively very large tonnages of primary copper sulfide ore beneath the various mineralized zones.  Much of this drilling will also be testing for shallower, higher grade oxide and enriched secondary copper sulfide ores which might be amenable to more-rapid mine development and provide near-term modest production.

LOS ZORROS PROPERTY

We, through our Chilean subsidiary, Minera Samex Chile S.A., have more than 7,800 hectares of mineral concessions in the Los Zorros district situated 60 kilometers south of Copiapo, Chile.  The exploration objective at Los Zorros is discovery of high-grade gold deposits and bulk-tonnage gold, copper-gold, and/or gold-silver-copper deposits.

Geologic interpretation of the Los Zorros district suggests that multiple mineralizing events are possibly related to a porphyry intrusion underlying parts of the area. The bulk tonnage-style targets are geologically diverse and include: porphyry-hosted copper-gold, gold-silver-copper mantos and altered sill-hosted vein/veinlet/disseminated mineralization, gold-silver-copper-mineralized breccia bodies, and epithermal mantos-hosted gold.

Target identification/delineation at Los Zorros has been facilitated by the completion of an airborne orthographic photo survey over the entire property, ground topographic surveys, continuing detailed geological mapping, rock chip sampling/assaying, surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  Whole-rock geochemical analyses and thin section examination of the various rock types was also undertaken to help interpret the mineralization.   During 2004, we completed 8,617 meters of diamond core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays.   Norex Drilling Limitada, a Chilean subsidiary of a Canadian company, Norex Drilling International, conducted the drilling using two drill rigs. The exploration work during 2004 was focused in Exploration Areas I, II, and III which are only a portion of the seven target/project areas that we have identified to-date.

Our exploration at Los Zorros has identified seven “Exploration Areas” to-date within the Company’s land holdings which cover  more than 78 square kilometers.  Exploration Areas II through VII encompass numerous old, small gold, silver, copper and barite mines and prospects in low hills (elevations ranging from 700-900 meters) situated along a six-kilometer trend adjacent to a central pampa (plain) where a quartz porphyry intrusion hosts copper-gold mineralization (Exploration Area I).  Due to the number of targets within the Los Zorros property, the extensive size, and character of the alteration and mineralization of each individual area, each “Exploration Area” is being explored as an individual project.  Below are summaries/histories of each of the Exploration Areas identified thus far:

EXPLORATION AREA I – Exploration Area I is situated in an area of pampa and low-lying hills with numerous prospected showings of fault-hosted, fracture-controlled and veinleted, oxide-copper mineralization.  Bulldozer trenching has exposed a large copper-gold-molybdenum anomaly within variably leached rocks over an area measuring approximately 1,000-meters long and 800-meters wide (open-ended to the east) with anomalous copper (>250 ppm), gold (>100 ppb) and elevated molybdenum (>10 ppm) in trench (see table below) and outcrop samples.

Trench	Length In Meters	Average Copper %	Average Gold ppm*	Average Molybdenum ppm
P-1	106.0	0.105	0.039	20
P-2	219.0	0.252	0.103	13
P-3	213.4	0.186	0.212	33
P-5	67.0	0.266	0.189	20
P-6	110.8	0.145	0.256	12
P-9b	104.3	0.066	0.069	18
P-9c	89.0	0.077	0.018	51
P-16	129.4	0.277	0.149	12
P-18	207.3	0.102	0.081	<2
C-1	199.0	0.069	0.100	<6
LR1-17	51.0	0.051	0.580	17
Weighted average of trench samples in target area		0.151	0.143	17

     * Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne (g/mt)

The geologic setting of this target has been disclosed by trenching to be porphyritic diorite and quartz diorite which has been strongly hypogene altered (clay-silica and sericite-pyrite) and cut by later igneous dikes.  Strong supergene effects have produced secondary clays plus iron-oxide and oxide-copper minerals.  The oxide-copper mineralization occurs in all rock types mostly as copper wad and chysocolla along abundant fractures, structurally controlled wide zones of multiple orientation, and as strong disseminations in altered diorite.  The original copper mineralization appears likely to have been comprised of gold-bearing, copper sulfide (chalcopyrite) associated with the hypogene alteration within the porphyritic dioritic rocks.

During our phase-one drilling program in 2004, six core drill holes tested only a portion of the porphyry intrusions, encountering long intervals of low-grade copper/gold mineralization (see table below) in each hole.  Drilling was principally along a 500-meter long fence of four inclined holes (P1, P2, P3, P4) which were spaced on an east-west line, systematically testing across the central part of the large copper/gold anomaly defined earlier by trenching.  Two additional inclined holes (P5 and P6) were drilled 200-meters southwest, and 400-meters south of the fence, respectively.

Hole #	From	To	Interval (m)	Cu %	Au ppm
P1	5.45	228	222.55	0.163	0.061
including	16.7	37	20.3	0.499	0.051
	14	86	69.3	0.236	0.045
AND incl.	206.5	227	20.5	0.404	0.276
P2	7.5	245.8	238.3	0.144	0.117
including	178	204	26	0.31	0.216
P3	2.1	330	327.9	0.175	0.147
including	2.1	72	69.9	0.29	0.243
P4	6.5	306	299.5	0.163	0.108
including	9.5	86.75	77.25	0.249	0.145
OR incl.	9.5	132	122.5	0.237	0.152
P5	6.3	293.2	286.9	0.035	0.03
P6	7.5	221.5	214	0.083	0.057

Evaluation of the drill data suggests that this mineralization may represent the low-grade, distal zone or outer halo to more intensely altered and better mineralized parts of the porphyry copper/gold system within Exploration Area I.  Conclusive interpretations of the geologic features and geochemical results of Exploration Area I are not yet complete.  Further work within Exploration Area I will focus on searching for other areas of higher grade oxide and secondary sulfide mineralization which are advantageously positioned at shallow depths and for protore zones of combined high copper/gold grade with significant width.  For additional details on Exploration Area I please see News Releases No. 1-04, 2-04 and 8-04 in the News Release section of the SAMEX website at www.samex.com.

EXPLORATION AREA II – Exploration Area II is comprised of an area where gold was previously mined on a small scale via open cut methods and which is marked by strong clay alteration and silicification with abundant iron-oxide minerals over an area about 500 meters long by 200 meters wide.  The gold mineralization occurs in mantos-like layers (intervals of altered tuff units) in a package of andesite flows and diorite sills which are gently dipping and positioned at shallow depths.  PIMA analyses of altered tuff samples from the mine area show mineral assemblages typical of high-level epithermal gold-mineralized systems (opaline, silica, silica-jarosite, alunite-halloysite-montmorillonite, smectite-kaolinite, serecite-pyrophyllite, illite-silica, gypsum-silica and jarosite silica).  The gold mineralization within the small local mine workings occurs with distinct clay alteration and silicification and may be much-more extensive beneath surrounding areas to the previous mining activity.

The phase-one reconnaissance drilling and trenching program during 2004 in Exploration Area II identified four important prospective targets (A through D) for gold (-silver) and copper-gold mineralization.  Information from that program about Targets A, B, C and D and tables of geochemical analytical results can be reviewed in News Release No. 1-05 in the News

Release section of this report.  Further work during 2005 provided a better understanding of these targets as reported in the following News Release No. 14-05 dated December 16, 2005 - Update On Gold Targets - Exploration Area II:  A gravity geophysical survey, detailed geologic mapping, and re-logging of certain Phase I drill core has helped to better understand and outline gold targets in Exploration Area II of the Los Zorros property.  The nature and geochemistry of these targets were previously reported in News Release No. 1-05 dated January 21, 2005.   Three of these targets (see Figure 1), Target A (Milagro Mine), Target C (Milagro Pampa) and Target D (La Florida), will be included for drilling as part of the proposed Phase II exploration program to follow-up numerous gold, copper-gold and silver targets on the Los Zorros property.  Target B is not currently being considered for follow up, but may be pursued at a later date depending upon further results in the area.  The three targets are summarized as follows:

Target A (Milagro Mine) (see Figure 2) is an area where Phase I drilling intersected gold-mineralized mantos and underlying thick hydrothermal breccia that may be part of an important gold zone.  The mantos zone was intersected between drilling depths of 27.0 to 31.7 meters.  The gold content ranges from 1.240 grams/metric tonne to 4.140g/mt and averages 2.579 g/mt gold with a silver average credit of 15.9 g/mt over a true width of 4.4 meters (previously reported in News Release No. 1-05).  Of importance, the gold-mineralized mantos occurs within a very wide halo of strongly anomalous gold values.  The gold mineralization (mantos) of the Milagro Mine area is fortuitously located in an uplifted (horst) block and occurs just below the floor of a gabbro body.  The gravity expression of the dense gabbro body masks the presence of the low-gravity character of the underlying altered rocks which host the gold mineralization.  The surface extent and indications of gold mineralization in the horst block defines a target size of 300 to 400 meters across by 800 meters down dip (easterly).  The mantos interval and better mineralized upper part of the underlying breccia are together approximately 50-meters thick.  If better grade gold-mineralized intervals can be found by drilling, the target dimensions are permissive for 25 million to 35 million metric tons within the uplifted (horst) block.  The spatial extent of the gold-mantos and underlying breccia zone in down-dropped blocks to the north and south flanking the horst block of the target area are unknown at this stage, and may be the focus of later explorations efforts. Two or three core holes are planned to drill the projected down-dip continuation of the gold mineralized mantos interval and underlying breccia to the east.

Target C (Milagro Pampa) (see Figure 3) is a stockwork-veined, sericite-clay-quartz-altered/pyritized gabbro sill with strongly anomalous copper-gold-silver and mercury content which is concealed beneath pampa cover and was discovered during Phase I drilling in hole ML-04-03 (previously reported in News Release No. 1-05).  The strong alteration, anhydrite and quartz-pyrite stockwork veining, and highly anomalous copper content intersected suggests that Milagro Pampa is near the center of the intrusive porphyry source of the mineralizing system.  The typical gravity high expression of the gabbro over the region is considerabley diminished by the alteration/mineralization effects at Milagro Pampa.  The hole did not quite reach and penetrate through the floor of an altered and mineralized gabbro body, but garnet skarn xenolith blocks comprising the last twenty meters suggest that the hole was stopped near the floor contact with underlying rock.  The strong alteration, pyritization and variable anomalous copper over the entire length of the hole may comprise the outer halo to substantial gold-copper mineralization hosted in altered porphyry and layered skarnoid sedimentary and volcaniclastic rocks that likely underlie the gabbro body.

In light of the gold mineralization being concentrated just below the floor of the gabbro unit at the Milagro Mine (Target A), exploration results make a strong case to test for copper-gold mineralization underlying the gabbro in the Milagro Pampa area.  The fault-bounded prospective area of Milagro Pampa measures 1000 meters by 500 meters with the top of the target becoming progressively deeper in a down-dip direction to the east (ranging approximately 400 to 500 meters vertical depth).  One to two core drill holes are proposed to test this target during Phase II.

Target D (La Florida) (see Figure 4) is an area where Phase I trenching and sampling exposed silicified and clay-altered quartz-eye porphyritic intrusion with significantly anomalous gold content including a 138-meter interval averaging 0.405 g/mt (previously reported in News Release No. 1-05).  The gold mineralized/altered intrusion intrudes up through a little-altered, thick diorite sill and coincides with a well-defined gravity low.  The surface outcropping, oval-shaped area of gold mineralized quartz-eye porphyritic dacite intrusion encompasses approximately 200 meters wide by 400 meters long.   Similar altered/mineralized porphyritic intrusion outcrops/daylights elsewhere in the vicinity, indicating the target extends over a much greater distance beneath the surrounding area.  One to two core drill holes are proposed to test this target during Phase II.  To view Figures 1, 2, 3 & 4 referred to in the above news release, go to www.samex.com and select News Release No. 14-05: Figure 1 – Exploration Area II, Figure 2 – Target A - Milagro Mine Section, Figure 3 – Target C – Milagro Pampa Section, Figure 4 – Target D – La Florida Section

EXPLORATION AREA III - Exploration Area III is a large area hosting a complex swarm of numerous copper-gold-mineralized barite veins and a series of broad zones of anomalous gold we exposed by trenching (see grades and widths of veins and anomalous gold zones in News Release No. 3-04 dated June 11, 2004 and No. 2-05 dated April 5, 2005). The upper oxide parts of some principal veins of the swarm have been mined historically on a small scale for gold, copper and barite.

Exploration work carried out during 2004 in Exploration Area III included: geologic mapping and surface outcrop rock-chip sampling mostly across principal vein structures (193 samples), approximately 2000 meters of trenching (14 trenches/520 channel samples), and 3,799.5 meters of core drilling in 10 holes.  The phase-one reconnaissance drilling and trenching program identified five targets (A through E) prospective for gold ore-bodies.  Information from that program about Targets A, B, C, D and E can be reviewed in News Release No. 2-05 in the News Release section of this report.   Further work during 2005 provided a better understanding of the targets in Exploration Area III as reported in the following News Releases No. 8-05 and No. 9-05 dated September 9 & 14, 2005 - Update On Exploration Area III (NORA High-Grade Gold Target) - A Phase II exploration drilling program is in the process of being planned for the Los Zorros property in Chile.  In preparation, SAMEX has re-logged so far, core from six Phase I drill holes, carried out further geologic mapping, and conducted a gravity geophysical survey over a large area encompassing the principal targets on the property.  The new information is being compiled, critically evaluated, and merged with the results from the Phase I exploration drilling program and as a result the geologic setting of several of the numerous targets on the property are now much better understood.  The first technical update, presented here, is focused on the high-grade gold mineralization encountered by drilling within Exploration Area III at what is now called the NORA target.  The NORA High-Grade Gold Target now encompasses Target zones A, B, C, D, & E that were previously described in News Release No. 2-05 dated April 5, 2005.  Based on information gleaned from re-logging of Phase I drill core and further geologic mapping it was determined that these five target zones were inter-related and best explored and described as a single comprehensive target, namely, the NORA target which is described below:

NORA High-Grade Gold Target, Exploration Area III - During the Phase I drilling program, an impressive, mantos-style (layered), high-grade gold intersection (15.96 g/mt gold over 7.66 meters or 0.51 oz/mt over 25.12 ft.) was made in drill hole DDH-04-05 [previously announced in News Release No. 2-05 dated April 5, 2005].  If the gold-rich mantos layer should prove to be extensive beneath much of the NORA prospective area that measures 1,200 meters by 1,000 meters (See Figures A, C & D) and maintains the average thickness intersected, a large target of 20 million to >25 million metric tons could be present (a possible multi-million ounce high-grade gold deposit).  The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the NORA target area, has yet to be proven by drilling and other exploration activities.  Phase I drilling in Exploration Area III (DDH-N-04-01 to 06 and 08 to 10) indicated that grades of up to 16 g/t (grams/tonne) gold over significant thicknesses are present in the target area.  This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource within Exploration Area III and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA target.

The intersected gold mineralization occurs in a complicated package of volcaniclastic detrital rocks, volcanic breccia, and minor siliclastic sedimentary rocks.  The highest grades of gold occur within a distinctly layered clastic sequence and specifically within two, closely spaced, unique black-matrix breccia sub-intervals which have been silicified and contain abundant disseminated pyrite and minor chalcopyrite.  Follow-up drilling (DDH-N-04-08, -09, and -10) though did not encounter this distinctly layered interval and gold-mineralized black breccia, and the reasons for this were evaluated via re-logging the core of all these holes.  New interpretations from the re-logging are shown in the cross-section Figure B.   The gold-mineralized mantos interval in DDH-N-04-05 was intersected intact and without fault complications.  The gold-mineralized interval has a moderate (+/-30o) eastward dip similar to the general dip of layering of the volcaniclastic section.  A 250-meter wide alteration halo surrounds the gold mineralized interval and consists of a narrow outer chloritic zone and thick interior zone of silica-clay-pyrite with scattered veinlets of quartz-pyrite+/-chalcopyrite.  Coincident with the alteration halo are numerous anomalous to highly anomalous values of copper, mercury, and silver and many elevated (>25 ppb to <100 ppb range) to anomalous (>100 ppb range) gold values.  This alteration and geochemical expression suggests strong and widespread mineralizing processes were associated with the deposition of the gold-rich interval.

In follow-up drill holes, parts of this alteration and geochemical expression were also intersected toward the bottom of DDH-N-04-08 and the top part of DDH-N-04-09, but neither of these holes encountered the distinct high-grade, gold-bearing interval.  Fault zones were also observed in the holes and, based on the difficulty of projecting thicker stratigraphic units between the drill holes, the faults bounding the intersected high-grade gold-mineralized mantos interval have minor to moderate amounts of dip-slip normal displacement.  A fault of significant dip-slip displacement must be present between DDH-N-04-5, -8, -9 (fanned from the same pad) and DDH-N-04-10 located 70 meters to the west (see Figures B & E).  From this review it appears that DDH-N-04-08 was not drilled deep enough to make an intersection and DDH-N-04-09 penetrated through a fault gap, which may explain why these holes missed the gold-mineralized zone.

The results of DDH-N-04-10 suggest that the gold-mineralized zone is significantly down-dropped by faulting to the west to greater depths beneath the NORA area (See Figure E).  Hence, DDH-N-04-05 made an intersection in the up-thrown block, east of the fault, and DDH-N-04-10 was positioned in the down-thrown block and was not drilled deep enough to encounter the alteration halo and enclosed gold-mineralized interval.  DDH-N-04-10 though, did encounter intervals of gold, silver, and copper in highly interesting anomalous values over the final 60 meters of the hole.  A “north-south”-trending, west-dipping fault of substantial normal displacement was found to the south and traced northward until its offset position was lost beneath covered pampa.  This fault is now believed to extend along the east side of the target area and is the fault positioned between DDH-N-04-10 and the fan set of holes DDH-N-04-05, -08, and -09.

Importantly, the high-grade, gold-mineralized interval is possibly widespread beneath the NORA target area.  The substantial width of the haloes of both the associated hydrothermal alteration and anomalous values of copper, mercury, and silver, plus elevated to anomalous gold surrounding the gold-mineralized interval in DDH-N-04-05, indicate a strong mineralizing system that could have produced an extensive gold ore body of moderate- to high-grade nature. This may be supported by the presence at the surface, of numerous copper-gold-mineralized barite veins and a series of north-trending broad zones of anomalous gold exposed by trenching (we encourage the reader to review the grades and widths of the veins and anomalous gold zones (Targets A-D) previously announced in News Release No. 2-05 dated April 5, 2005), which could represent leakage up from the deeper seated, high-grade, gold-mineralized mantos (see Figures A & E).  The area of veins and anomalous gold zones measures 1,200 meters by 1,000 meters and if the gold-rich mantos layer extends beneath much of this prospective area, a large target could be present. This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource within Exploration Area III and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA target.

To pursue this target, recommendations are that drilling first should be carried out north and south of DDH-N-04-05 in the up-thrown block where depths to reach the high-grade gold-mineralized zone should range between 200 to 250 meters.  Then, drilling would be moved westward to test for the high-grade, gold-mineralized zone at greater depths (300 to >600 meters) within the large area encompassing the barite veins and broad anomalous gold zones in the down-thrown block.  Within the large area of the down-dropped block, where a moderate (250 to 350) eastward dip of layered rocks prevails, the targeted gold-

mineralized zone should come closer to the surface in a westward direction and much exploration drilling could be accomplished at depths of between 350 to 450 meters.

The high-grade gold mineralization at NORA represents a very exciting exploration target, with substantial upside potential, that was discovered through the patient and diligent efforts of the SAMEX team.  Should the geologic model hold together through Phase II drilling a major discovery could result and be a tremendous success for the Company.  This is only one of several quality targets that are coming together at Los Zorros and management is pleased with the progress and potential resulting from these efforts.  Further target information will be announced when all applicable data is complete.  To view Figures A, B, C, D, and E referred to in the above news release, go to the SAMEX website at www.samex.com and select News Release No. 8-05: Figure A – Generalized Target Map, Figure B – Geologic Cross-Section, DDH N5, N8, N9 & N10, Figure C – Surface Sampling - Gold Results, Figure D – Surface Sampling – Copper Results, Figure E – Diagrammatic Cross-Section DDH N5, N8, N9 & N10.

News Release No. 11-05 dated October 19, 2005 provides a further Update On Exploration Area III - SAMEX commenced trenching and sampling in early October 2005 within Exploration Area III at Los Zorros, focusing first on the area overlying the NORA high-grade gold target which was previously described in news releases No. 8-05 & 9-05 dated September 9 & 14, 2005.  The purpose of this exploration work was to expose and sample parts of “zone A” along the western side and “zones C, D & E” in the northeastern part of Exploration Area III.   These prospective zones have been historically prospected with numerous small mine workings and consist of multiple narrow veins and mantos intervals containing interesting gold and copper mineralization that may represent leakage up off a well-mineralized system at depth. The eastern-most anomalous gold zone, and the other zones, may prove to comprise an important guide to deeper seated high-grade gold mineralization.  Hence, the trench results will be important in planning Phase II exploration core drilling in the Nora target area.  (This trenching program in Exploration Area III (NORA) totaled 1,865 meters in 10 trenches with 559 samples taken.)

EXPLORATION AREAS IV, V, VI and VII - As indicated above, the drilling and trenching program from July to December 2004 was focused in Exploration Areas I, II and III, which are only a portion of the seven Exploration Areas that have been identified to-date on the Los Zorros property.  Following are brief summaries of Exploration Areas IV, V, VI and VII that have yet to be explored by drilling.

EXPLORATION AREA IV - Exploration Area IV includes a gold-bearing, iron-oxide cemented breccia body cross-cutting the contact between limestone and underlying volcanic/volcaniclastic rocks with diorite sill.  A small open-pit gold mine within the breccia body (formerly identified as the San Pedro prospect) was worked in the early 1990’s.  According to the operator, 150,000 metric tons was mined with an average grade of just over 3 g/mt gold.  The breccia is comprised of clasts that are up to several meters in diameter.  The controls of the breccia are in part structural and perhaps locally stratigraphic.  Breccia and related alteration features of silicification and barite deposition have been traced for 1,200 meters with thicknesses from several meters (distal) to over 40-meters at deepest depths observed.  Overlying alteration features, in places, are locally well-over 150 meters across.

Gold mineralization in the open-pit occurs in breccia which has been strongly affected by supergene leaching.  SAMEX sampling of the breccia exposed in the open-pit, show gold values ranging from 0.05 to 9.5 grams per tonne in 151 rock-chip samples.  The geochemical character of the breccia suggests that primary mineralization (breccia intra-clast cement) may have been comprised of gold-bearing, iron-copper+/-zinc sulfides with an epithermal character (overprint) of additional gold with associated anomalous arsenic and antimony.  The common presence of elevated to anomalous molybdenum values (up to 180 ppm) suggests that the source of the breccia-hosted mineralization may be a porphyry-copper intrusion.  Our drilling will be designed to test for possible extensions of the mineralized breccia body where mining has been historically focused, and, to determine whether the exposed parts of the breccia are actually the margin of a concealed, large central breccia pipe that could comprise a sizeable ore-body.  On June 24, 2005, we entered into an option agreement to purchase an additional 95 hectares of mineral concessions situated adjacent to Exploration Area IV (See “Unilateral Purchase Option Contract dated June 24, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A.” detailed below).

News Release No. 11-05 dated October 19, 2005 provides a further Update On Exploration Area IV - Detailed geologic mapping was  conducted in Exploration Area IV including on the 95 hectares of additional concessions acquired under an option to purchase agreement signed in June 2005 (see news release No. 6-05).  The mapping in Exploration Area IV was followed by bulldozer trenching totaling 3,009 meters in 14 trenches with 1,020 samples taken in the trenches for assaying and an additional 82 samples taken from old pits and vein workings.   Results have been incorporated into the existing project database and will assist in the selection of drill locations for Phase II drilling.

EXPLORATION AREA V - Exploration Area V is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historic barite mining activity to shallow depths (+/- 15 meters), focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  SAMEX has mapped and sampled the vein sets and is planning drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

EXPLORATION AREA VI – Initial geologic mapping defined an area of strong hydrothermal alteration with geochemical values of gold, silver and copper that are characteristic of the high-level part, or outer halo, of a possible deeper seated epithermal, precious metal system.  A unique feature of the alteration found in Target VI is its unusually high sodium enrichment which is similarly reported to occur associated with the large copper/gold deposits of the Candelaria and Punta del Cobre District situated 40 kilometers north of Los Zorros.  The area of alteration is hosted in a thick diorite sill and measures 1500-meters

(north-south) by 400- to 800-meters across (east-west).  The center of the alteration is just outboard in low-lying pampa to the west of a higher, range-front mine where barite breccia and mantos-hosted oxide-copper-silver mineralization was exploited on a small scale.  The alteration is characterized by hematite-clay-silica with later fracture-controlled superimposed clay-silica.  This style of alteration and weakly anomalous gold, silver, copper suggests a position above perhaps deeper seated, gold-copper-silver (Candelaria-type), or gold-silver (Andacollo-type) mantos- and related vein zone-hosted mineralization similar to other ore bodies in this lower Cretaceous geologic belt.

Initial reconnaissance chip sampling (44 samples) of scattered outcrops of clay-red hematite altered and silicified porphyry and diorite in the area showed common elevated (0.022 to 0.082 ppm) levels of gold with anomalous silver (1 to 6.1 ppm).  Eight samples contained weakly to moderately anomalous gold values (0.173 to 1.22 ppm) with anomalous silver (1.9 to 8.4 ppm), and mercury (110 to 1180 ppb).  Higher gold values (two samples, 4.73 ppm and 5.19 ppm) are restricted to a meter-wide, oxide copper-mineralized (to 3.04% copper) northeast-trending structure.  High sodium values (most >3%) and strongly depleted calcium (most <0.5%) and magnesium (most <0.2%) in the samples suggest the colorful alteration includes a peculiar sodic metasomatism which is noted to importantly occur associated with the copper-gold deposits at Punta del Cobre and Candelaria located in this same geologic belt.   Also in this area, barite-bearing mantos-hosted and breccia-hosted silver and oxide-copper mineralization to several meters thick occurs, replacing a limestone unit just above the zone of altered porphyritic rock.  Samples across the mantos and breccia are polymetallic in character containing anomalous copper (0.32% to 1.06%), silver (11.1 to 49.3 ppm), and zinc (1365 ppm to 9230 ppm).  Detectible elevated gold values (0.011 to 0.055 ppm) are also present with markedly anomalous amounts of arsenic (2490 ppm to 2560 ppm), mercury (260 to 950 ppb), and antimony (112 to 304 ppm).

An intensive program of detailed sampling and trenching has not yet been started.  However, spot, outcrop chip sampling was extended northward, and a channel cut was taken along a 300-meter-long reconnaissance trench, located 400 meters north of the core area.  This east-west oriented bulldozer trench exposed numerous altered zones with widths from a meter to over 50 meters which are separated by intervals of weakly altered to unaltered diorite.  Continuous sampling along the trench wall was carried out at 5-meter-long intervals across all rock types.  The geochemical analytical results from this trench and other samples within the target area continue to show the common presence of elevated to anomalous gold and silver, high amounts of sodium, and many samples also contain low-level anomalous copper and mercury (see tables of geochemical results for 59 samples and 21 samples in News Release No. 4-04).

EXPLORATION AREA VII – An additional area of exploration interest on the Los Zorros property is located 2.0 kilometers further north of Exploration Area VI along the same range front and includes an area of previous small mining of oxide-copper-silver-mineralized mantos and breccia which is similar to that exploited at the small mine in Exploration Area VI.  Future work will be focused on further evaluating the outlying pampa to the west of the mine for alteration/geochemical indications of a target of deeper seated, epithermal, gold-silver-copper mineralization similar in size and characteristics to Exploration Area VI.

In summary, the Los Zorros property contains numerous large-sized copper-gold and gold-silver-copper targets on a single property holding and thus represents a very important, strategic opportunity for SAMEX.  The prospect is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million cumulative tonnes with an average grade of 1.5% copper, 0.2 to 0.6 g/mt gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes containing 0.82% copper, 0.22 g/mt gold, 3.1 g/mt silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, and the fact that our exploration is still in progress, the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new target(s) on the property remains strong.

The Phase II drilling program being planned for Los Zorros is expected to entail approximately 5,000 meters of core drilling at an estimated cost of CDN $1,500,000.  Funding for this program will be sought through private placement financings, and drilling will begin once remaining targets are fully defined/prepared and funding is in place.

We hold an interest in approximately 7,895 hectares of mineral concessions in the Los Zorros district of which 1,464 hectares cover exploitation concessions, and the balance cover exploration concessions.  We have acquired our interest in these mineral concessions by a combination of: staking (approximately 4,662 hectares), by purchase at government auction (approximately 1,500 hectares), by a purchase agreement (1,429 hectares), and by two purchase option contracts (209 hectares and 95 hectares).  Details of the purchase agreement and the two purchase option contracts are described as follows:

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado - We entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,429 hectares of mineral concessions covering old goldmines and gold showings in the “Los Zorros” district for US$50,000 cash (which has been paid).  Because of the vendor’s interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that we discover a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing us three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

Unilateral Purchase Option Contract dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A. - On November 6, 2003, we signed a formal Option Agreement and made the first option payment to acquire mineral concessions covering approximately 209 hectares in the Los Zoros district.  Under the Option, SAMEX can acquire the concessions by making option payments totaling US$230,000 as follows:

i)

US$30,000 upon signing of the Option Agreement (paid).

ii)

US$50,000 by October 31, 2004 (paid);

iii)

US$50,000 by October 31, 2005; (paid);

iv)

US$100,000 by October 31, 2006.

The concessions are subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  The concessions are subject to Advance Royalty payments to a maximum of US$500,000 payable as follows: US$100,000 on December 31, 2007; US$100,000 on December 31, 2008; US$100,000 on December 31, 2009; US$100,000 on December 31, 2010; US$100,000 on December 31, 2011.  All Advance Royalty payments would be recoverable through deductions from future N.S.R. Royalty payments.  SAMEX has an option to buyout the complete N.S.R. Royalty at any time for US$1,800,000.

Unilateral Purchase Option Contract dated June 24, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A. – SAMEX entered into an option agreement to purchase additional mineral concessions situated within the Los Zorros district.  Under the option, SAMEX can acquire concessions covering approximately 95 hectares by making option payments totaling US$200,000 over 18 months as follows:

i)

US$75,000 upon signing the Option Agreement (paid);

ii)

US$25,000 by December 20, 2005 (paid);

iii)

US$50,000 by March 20, 2006 (paid); and

iv)

US$50,000 by December 20, 2006.

The concessions are subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, and other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

Finder’s Fee, Bonus and Royalty - Pursuant to a Consulting Agreement dated September 25, 2002 between SAMEX and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina, the concessions in the Los Zorros district are subject to the following finder’s fee, bonus and royalty:

a)

A finder’s fee of US$10,000 payable within 90 days of commencement of a drilling program on the concessions (which has been paid);

b)

A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and

c)

Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

The Los Zorros Property is without a known body of commercial ore and our activities to date have been exploratory in nature.   Patent fees must be paid annually to the Chilean government in order to maintain the mining concessions.    Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.   In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare ( for example in May 2005 the M.T.U. was 30,337 x 1/10th = 3,033.7 Chilean Pesos per hectare [which equaled approximately US$5.26 per hectare]).   In the case of an exploration concession the annual patent fee is calculated as one - fiftieth (1/50th) of the Monthly Tax Unit per hectare ( for example in May 2005 the M.T.U. was 30,337 x 1/50th = 606.7 Chilean Pesos per hectare [which equaled approximately US$1.05 per hectare]).

SANTA ISABEL PROPERTY

The Santa Isabel property (1,803 hectares) is located in the Sud Lipez province in the south-central Altiplano of Bolivia.  The prospect is approximately 105 kilometers by road west from Tupiza and 150 kilometers east-southeast of the rail station of Chiguana.   Surface elevations of the prospect area range from 14,000 feet (4260 m.) to 17,000 feet (5180 m.).

The Santa Isabel property covers a well-mineralized dacitic porphyry intrusive complex with propylitic alteration and widely disseminated sulfide mineralization.  Minerals explored for on this property include zinc, silver, lead, indium, copper, gold, antimony and molybdenum.  During 1996 and 1997, we drilled 4,704 meters in 15 holes as part of reconnaissance exploration on the Santa Isabel porphyry system.  Drilling intersected vein swarms and disseminated sulfides hosting lead, zinc, silver, copper, gold, antimony and molybdenum.  The significant intervals of zinc-lead-silver mineralization in a number of the holes, suggested the potential for bulk tonnage zinc, silver, lead targets on the property.  During 1998, an additional 2,537 meters of core drilling was completed on the Vera Cruz West Zone situated within the Candelaria concession which at that time was part of the Santa Isabel property.  Results for zinc, silver, lead and indium were encouraging, but declining prices for zinc and other metals through the year forced us to re-evaluate the priority of exploration on the Santa Isabel properties.  As a result, effective September 7, 1998, we abandoned our option on the Candelaria concession which covered a 200 hectare portion of the Santa Isabel property.  The Candelaria option agreement required us to make substantial cash payments to the owner and, in addition, assume certain debts of the owner related to this concession.  Although a significant portion of the work on the Santa Isabel property had been conducted on the Candelaria concession, management concluded that continuing with the Candelaria option agreement on the existing terms could not be justified.  We wrote off $1,551,099 deferred exploration cost related to the Candelaria concession in 1998.  In relation to the remaining portion of the Santa Isabel property, a further $2,113,801 of costs were written off in fiscal 2000 due to inactivity on the property.

The remaining portion of the Santa Isabel property consists of our interest in 1,803 hectares covering a portion of the Goya I and El Bonete concessions which are held under an agreement dated March 24, 1995 between Corporation Minera de Bolivia (“Comibol”) and our subsidiary, Samex S.A.  The agreement was subsequently amended by agreement registered under Transcript Number 408/97 dated November 12, 1997 (the “Comibol Agreement”).  Under the terms of the amended Comibol Agreement, Samex S.A. is entitled to explore all or part of the property for a period of 6 years divided into three phases after which it is required to decide whether to enter into commercial production from all or a portion of the property.  If a favourable production decision is reached, Samex S.A. will have 3 years to commence production from the property after which it will be entitled to manage the joint venture project and will be required to pay a royalty to Comibol equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The Goya I/El Bonete concessions are also subject to a 1.2% Net Profits interest in favour of Robert Kell and Front Range Exploration Corp. based on Samex S.A.’s net profits interest in the property.

In order to earn its interest under the Comibol Agreement, Samex S.A. has completed:

a)

an initial payment of US$6.00 per hectare ($14,124.00), which has been paid;

b)

during the first year, a payment of US$3.00 per Hectare ($7,062.00), which has been paid;

c)

during the first year, an additional payment of US$1,000.00/ month to March 1996, which has been paid;

d)

during the second year, an additional payment of US$2,000.00/ month from April 1996 through March 1997 (which has been paid); and

e)

a payment due March 1997 of US$100.00 per hectare on property retained for further exploration (US$180,300 was paid to retain 1,803 hectares); in addition, Samex S.A. was required to fulfill work commitments totaling US$1,140,000.00 during the first two years of the agreement, which requirement was fulfilled by March, 1997.

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US$500.00 per hectare on property which Samex S.A. should decide to exploit (up to US$901,500 if all 1,803 hectares are retained).  This payment, which was due April 11, 2000, has not been made, however, Comibol has not made any demand for payment or given Samex S.A. any notice of default under the Comibol agreement with respect to such non-payment.  Samex S.A. intends to suspend any decision with respect to retention of property or delivery of the corresponding payment pending resolution of certain ongoing legal proceedings between Comibol and a third party.  Comibol has confirmed to Samex S.A. that a portion of the Santa Isabel property is subject to a claim by a third party with respect to two areas covering approximately 10 hectares and 24 hectares of the 1,803 hectares covered by the Goya1/El Bonete concessions.  Comibol formally advised Samex that it is taking legal proceedings to resolve the dispute and asked Samex S.A to wait for it to do so.  Comibol has advised that it is taking active steps to assert its legal rights to the disputed area and anticipates it will be successful in doing so.  Samex has in turn formally advised Comibol that it considers Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but that it is presently awaiting the results of the ongoing legal proceedings before taking further action. While Samex anticipates Comibol will be successful in its efforts, the outcome of the legal proceeding is dependant on factors outside of Samex’s control and therefore there can be no assurance as to the actual outcome of the proceedings.  Samex has not yet analyzed the effect that a loss of the disputed area (34 hectares), if Comibol is not successful, would have on it, nor has it yet considered the existence and type of remedies which might be available to it in such event.

An oxide target with enriched silver values is present on a portion of the Santa Isabel property.  Here, prominent sulfide veins, intervals of vein swarms and disseminated sulfide, have been oxidized to depths of 100 meters or more.  Geologic mapping and IP geophysical surveys have outlined a sulfide mineralized body 1000 meters long by 900 meters wide beneath the oxide zone.   Dump material and surface rock-chip samples of oxide material positioned above the sulfide target contain 119.4 to 754.8 grams/metric ton silver with 1.82% to 8.0% lead, low zinc (0.12% to 27%), 0.054 to 1.233 grams/metric ton gold (most >0.200 grams/metric ton).  Some samples contain 0.23% to 0.50% antimony.  Further geologic mapping and rock-chip sampling are needed to advance this target to a drill-ready status.  We have not conducted any exploration at Santa Isabel since 1998.

Provided the issue with Comibol is resolved and we are able to re-negotiate our obligations under the Comibol Agreement on satisfactory terms, we intend to seek to enter a joint venture with a major company which is established in zinc, silver, indium and lead mining, refining and marketing in order to facilitate further exploration on the Santa Isabel Property.   The Santa Isabel Property is without a known body of commercial ore and activities to date have been exploratory in nature.

WALTER PROPERTY

The Walter property is located in Quijarro Province, Department of Potosi in Bolivia approximately 10 km north of the old El Asiento silver mining property.  It lies in the south-central part of the Bolivian Altiplano on the southern end of Frailes Mountains at elevations between 4,700 and 5,000 meters (15,400 to 16,400 feet).  The property is accessible by dirt roads from Potosi (145 kilometers) and Uyuni (80 kilometers).  In addition, the railroad between La Paz, Bolivia and Antofagasto, Chile passes within 80 kilometers of the Walter property through the town of Rio Mulatos.  Electric power is available from the Planta Killpani about 30 kilometers northeast of the property.  Water is available for mining purposes from small lakes on or near the property.

We have not conducted exploration on the property since 1997 and are seeking a buyer or a joint venture to further explore and exploit the Walter Project.  Located in the Altiplano of Bolivia, the Walter property is situated along a regional trend of deep-seated faults that served as conduits for the emplacement of veins and dacite porphyry intrusions.  The exploration objective is defining mineable reserves of gold, silver, lead, zinc, copper, arsenic and bismuth hosted within “Bolivian-style” polymetallic veins.  By June 1997, we had completed a total of 2,842 meters of drilling and 1,700 meters of underground drifting in the Walter South zone.  The surface trace of veins combined with the lateral and vertical extent of the drilling and drifting indicates vein mineralization of approximately 2 million tonnes within the limited dimensions explored (see table below).

Mineralized Block	Approx. Tonnage	Gold, Silver, Copper, Lead, Zinc, Bismuth Mineralization Average Grade
Vein	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Bi %
Potosi	1,003,000	3.972	299.65	0.82	0.35	3.17	0.24
Pupusani v4	234,000	1.529	77.0	0.13	0.43	16.19	0.02
Pupusani v3	278,000	1.125	437.0	0.14	2.07	4.86	0.08
Pupusani v2	132,000	2.107	66.1	0.11	0.09	4.90	trace
Mercurio	190,000	2.200	228.0	0.48	1.30	24.65	0.06
Rica	67,000	10.174	-	-	-	-	-
Huancarani	63,000	12.650	-	-	-	-	-

Additional potential exists along the open-ended lateral and down-dip extents of these veins and other structures. The Walter property is without a known body of commercial ore and our activities to date have been exploratory in nature.

During fiscal 2002, claim holdings on the Walter Property were reduced from 4,710 hectares down to the 910 hectares presently held 100% by our subsidiary, Bolivex S.A.   The Walter Mining Group concessions (910 hectares) were acquired by Bolivex from Minera Walter S.A. under a deed of transfer dated November 1, 1994, for a purchase price of US$500,000 (final payment completed in August 1998).  Patricio Kyllmann, our director, is also the President and a shareholder of Minera Walter S.A.  The Walter property is subject to a royalty payable to Minera Walter S.A. as follows: a 2% net sales royalty (defined as gross sales less the cost of smelting and sale) if the price of gold is up to US$500.00/ounce and 3% if the price of gold exceeds US$500.00.  Patent fees of approximately US$1.00 per hectare must be paid annually to maintain the mining concessions.

WARA WARA PROPERTY

The Wara Wara Property is located in the Altiplano region of southwestern Bolivia, at an elevation of 3,800 m (12,500 ft) and approximately 80 km east of the city of Potosi, where the world’s largest silver deposit, Cerro Rico is situated.  Our exploration objective is to identify bulk-tonnage zinc-lead-silver mantos or sedex type ore bodies within the old Wara Wara mining district.   The property is positioned in a geologic/metallogenic belt that extends into Bolivia from northern Argentina.

Sampling the dumps of old workings on the Wara Wara property revealed that the grade of ore mined probably ranged between 15-25% zinc, 5-25% lead, 70-300 grams/metric ton silver, along with 2-5% copper from several mines where chalcopyrite locally occurs.  The workings are generally associated with narrow irregular veins, veined zones, and related localized mantos replacement within favorable stratigraphic intervals. The vein and mantos zinc-lead-silver mineralization occurs in a Silurian-Ordovician sequence of gray siltite and shale with prominent quartzite layers.  These prominent quartzite layers within the stratigraphic sequence are strongly altered (silicified with calc-silicate minerals) and mineralized with sphalerite and galena.

From 1996 through 2000, we conducted small exploration programs involving surveying, geologic mapping, sampling, geochemical analysis and 26 line-kilometers of IP geophysical surveys to advance the Wara Wara prospect.  A large IP chargeability anomaly, 3,000 meters long by 600 to 1,200 meters across, discovered within the concessions possibly represents significant zinc-lead-silver sulfide mineralization at depth.  No exploration has been conducted on the Wara Wara property since 2000.

The numerous drill targets on the Wara Wara property need to be further evaluated to better understand the depth position/dimensional extent of sulfide mineralization and possible complicating post-mineral faults.  This will also help in prioritizing the targets in order of importance.  We are eager to advance the Wara Wara prospect through a ten hole drill program, therefore a joint venture or private placement funding is being sought with major mining companies.  The Wara Wara Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

The Wara Wara property consists of 3,875 hectares owned 100% by our subsidiary, Emibol S.A.  The El Dorado concession (500 hectares) was acquired for US$500 pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A.  The Salvadora concession (46 hectares) was acquired from Careaga et al for US$9,000 pursuant to sale/transfer contract dated September 30, 1996.  The balance of the property was acquired by staking.  The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.  Patent fees of between approximately US$1.00 and $2.00 per hectare must be paid annually to maintain the mining concessions.

YARETANI PROPERTY

The Yaretani Property is located in the Altiplano region of southern Bolivia.  The prospect is approximately 10 airline kilometers south-southwest of Atocha and 11 airline kilometers west of the railroad station of Escoriani.  Access to the property from Potosi takes seven hours via dirt road through Uyuni and Atocha.  Surface elevations of the prospect area range from 13,590 feet (4140 m.) to 14,440 feet (4400 m.).  Wide mineralized/altered fault zones trend northwestward across the property at elevations below 14,440 feet (4,400m.).  The relatively gentle nature of the prospect area is well-situated for development of a large mine.  The surrounding area is more than adequate for necessary infrastructure for a large mining operation.  Adequate water for a mining operation is available from nearby rivers and basins.  High-tension electric power lines of the Bolivian national grid are 11 kilometers from the property.  The national railroad line from Uyuni to Tupiza is only 15 kilometers by road from the property to the rail station of Escoriani.

The exploration target at the Yaretani Property is sediment- and shear-hosted gold and antimony.  Gold and antimony are stratabound in folded units of black shale and siltite.  Shear-hosted gold and antimony occurs in two distinct structures as stockwork veining and disseminated in black shale. This gold-antimony sulfide bearing zone comes to surface as two parallel zones, the Salamanca Zone and the Triunfo Zone.  Veins and stockwork veining in this sulfide-rich shear were exploited for their high grade gold (10 to >30 grams/tonne) in numerous old shafts, tunnels and pits which are scattered along the 2.5+ kilometer surface trace of the zone.

In 1996, we completed a 2,288 meter drill program on the Yaretani property.  Stratabound (sediment-hosted) gold mineralization was discovered in two drill holes and in the old 100 meter-long Condor #2 Tunnel where samples of the shale/siltite from the tunnel’s dump grade from 2.5 to 3.5 grams of gold per tonne.  Drill Hole 1A on the Salamanca Zone intersected stratabound mineralization at a drill depth between 187.7 and 200.8 meters.  The interval averaged 0.684 grams of gold/tonne over a true width of 10.3 meters including 1.735 grams per tonne over 2.83 meters.  Approximately 2000 meters northwest of Drill Hole 1A, Hole 4A intersected three closely spaced zones of sediment-hosted sulfides between a drilling depth of 31 to 67 meters.  This 37 meter interval averaged 0.61 grams gold per tonne including a 10 meter interval from 43 to 52 meters averaging 1.65 grams gold per tonne (0.052 oz./t).  We have not conducted any exploration on the Yaretani property since 1996.

Additional drilling is required to test for near surface, shear-hosted or stratabound gold exploitable by open-pit methods.  This program is subject to the availability of financing and/or an agreement with a joint venture partner.  The Yaretani Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

The Yaretani property consists of approximately 2,280 hectares held 100% by our subsidiary, Emibol S.A.  We paid a total of US$79,600.00 in option and purchase payments under the Montano Option (dated October 20, 1994) to acquire the Yaretani Mining Group concessions, covering a 425 hectare portion of the property.  Three additional concessions comprising approximately 295 hectares (San Alberto, Sucesivas San Alberto and Segundas Sucesivas San Alberto) were purchased for the sum of US$50,000.00 from A. Sivila et al by registered deed signed October 27, 1995 and registered December 7, 1995.   The balance of the property (1,600 hectares) was acquired pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A. for the purchase of the Rosario concessions for the sum of US$1,600.  The Yaretani property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.  Patent fees of approximately US$2.00 per hectare must be paid annually to maintain the mining concessions.

NEWS RELEASES

News Release No. 1-05 dated January 21, 2005

EXPLORATION DRILLING UPDATE - EXPLORATION AREA II - LOS ZORROS PROPERTY, CHILE

(SAMEX has changed the nomenclature used to identify specific areas of focus within Los Zorros to better reflect the expanding number, size and diversity of targets being defined as exploration continues.  Previously described “Targets I through VII” will now be referred to as “Exploration Areas I through VII”.  Within each “Exploration Area”, there may occur unique areas of focus that will be alphabetically labeled “Targets A, B, C etc.”.)

Phase one reconnaissance drilling and trenching in Exploration Area II has identified four important prospective targets (A through D) for gold (-silver) and copper-gold mineralization.  The four targets are spatially separate and distinctly different from each other with respect to geologic setting and features of the mineralization.  Two holes, ML-04-01 and ML-04-02 were drilled in the Target A area where gold-mineralized mantos and underlying thick hydrothermal breccia was intersected and could comprise an extensive zone along the contact and outer margin to a sill-like porphyritic diorite intrusion.  Target B is a thick, gold-bearing mantos interval positioned and concealed beneath a diorite sill and represents a “blind” discovery crossed by two holes, ML-04-06 and F-04-02.  Target C is a stockwork-veined porphyritic intrusion with strongly anomalous copper-gold-mercury content which is concealed beneath pampa cover and was discovered by the drilling of hole ML-04-03.  Trenching and sampling exposed Target D where gold mineralization is hosted in silicified and clay-altered quartz-eye porphyritic intrusion.  Drill testing of Target D is expected to be conducted as a part of phase two drilling.

A greater exploration picture is starting to emerge over Los Zorros in that a major, copper-gold-mineralized porphyry intrusion center, previously described in News Release No. 8-04, occurs within Exploration Area I, (previously identified as Target I)), and a second copper-gold-mineralized porphyry intrusion is also located more than 2 kilometers southeast beneath Exploration Area II (comprising Target C).  This second porphyry intrusion is likely the source for the distally positioned breccia- and mantos-hosted gold-silver mineralization of Targets A, B and possibly D.

The Los Zorros property has been expanded to cover more than 50 square kms of a district with highly prospective geology and a long history of near surface gold/silver/copper mining activity.  The Company’s current program is exploring in Exploration Areas I, II and III, which are only a portion of the seven exploration areas that have been identified to-date.  The Los Zorros property has strong potential for the discovery of large base and precious metal deposits. Continuing exploration efforts will be geared to defining substantial quantities of ore-grade material.

Following are more details concerning Targets A, B, C and D in Exploration Area II:

Target A – Core drill hole ML-04-01 was aimed inclined (-45o west) to test shallow, mantos-hosted gold mineralization prospected with small mine workings.  The mantos zone was intersected between drilling depths of 27.0 to 31.7 meters and was found to be comprised of a vuggy silica, clay-altered and replaced interval within perhaps what was a volcanic unit (tuffaceous (?)) or volcaniclastic rock.  Abundant, disseminated, fine-grained pyrite is also present.  The gold content ranges from 1.240 g/mt to 4.140g/mt and averages 2.579 g/mt with a silver average credit of 15.9 g/mt over a true width of 4.4 meters.  Of importance, the gold-mineralized mantos occurs within a very wide halo of strongly anomalous gold values (see weighted average geochemical results below).  The hangingwall interval to the mantos (5.40 to 27.0 meters depth) averages 0.275 g/mt gold and the entire footwall interval of mostly silicified/clay-altered hydrothermal breccia (31.7 meters to 102.7 meters) averages 0.167 g/mt gold.  Below the mantos, mercury in minor anomalous amounts is the primary pathfinder metal associated with the anomalous gold; a few scattered anomalous values of silver, arsenic, and copper are also present.   The drilling results show that the gold-mineralized mantos interval is positioned at the contact between hydrothermal breccia below and perhaps layered tuffaceous and/or volcaniclastic rocks above.  The hole was allowed to go to a drilling depth of 230.25 meters and the hydrothermal breccia was found to meld down into the fine-grained chilled upper part of an altered diorite intrusion (sill (?)).  The breccia may be the result of auto-brecciation processes in the outer contact zone of the intrusion which occurred when a great influx of water was encountered causing explosive quenching.  Below the base of the breccia, the intensity of alteration (silicification and pyritization) gradually diminishes downward and only a few spaced intervals of weakly anomalous gold were intersected between 102.70 to 167.35 meters drilling depth.  At the surface, the layered rocks and gold-mineralized mantos appear to have a gentle south-southeastward dip (+/-20o) and the top and possibly the base of the breccia may share this attitude, but more drilling will be needed to confirm this tabular shape of the breccia body.  Significantly this hole divulged a highly prospective, thick interval of altered/silicified hydrothermal breccia which is a highly favorable host rock for gold mineralization.  (NOTE *Analytical results are received in parts per million (ppm).  1ppm = 1 gram/metric tonne (g/mt))

Significant Geochemical Analytical Results For The Upper Part Of Drill Hole ML-04-01

From – To meters	Width meters	Au g/mt	Ag g/mt	Notes
5.40-102.70	97.30	0.302		Average gold content from near surface to vertical depth of 78.70 meters.
And Incl. 5.40-27.00	21.6	0.275		Oxidized, strongly altered, layered sequence of volcanic and/or volcaniclastic rocks; quenched intrusive sill another possibility. No anomalous mercury or other pathfinder elements.
And Incl. 27.00-31.70	4.70	2.579	15.9	Vuggy silica/disseminated pyrite; Weakly anomalous Hg, As, and Cu present.
And Incl. 31.70-57.45	25.75	0.203		Hydrothermal breccia, silicified/clay-altered with abundant disseminated pyrite.
Or Incl. 5.40-57.45	52.05	0.448		Average grade essentially from surface to vertical depth of approximately 44.0 meters at drill hole location.

A second drill hole, ML-04-02, in Target A was sited 100 meters to the north of the first hole and across an east-west-trending fault structure.  This drill hole was aimed steeply west at an inclination of -70o and intersected silicified and brecciated intrusive rock with anomalous gold content from 16.90 to 52.00 meters (see weighted average geochemical results below).  This interval seems more similar in character to the base of the hydrothermal breccia and upper altered part of the porphyritic diorite intrusion intersected in hole ML-04-01 suggesting that, within this narrow structural block, the bulk of the breccia and capping gold-mineralized mantos may have been uplifted and eroded off at the second drill hole location.   At depth within the intrusion, hole ML-04-02 did encounter narrow intervals of gold- and copper-gold mineralized, anhydrite-pyrite-chalcopyrite veins/veinlets and associated haloes of clay-silica-pyrite alteration.

Significant Geochemical Analytical Results For The Upper Part Of Drill Hole ML-04-02

From-To meters	Width meters	Au g/mt	Cu %	Notes
16.90 - 52.00	35.10	0.360

Oxidized to 24.30 meters drilling depth.  Some hydrothermal breccia, mostly clay-altered and silicified brecciated intrusive rock.  Abundant fine-grained pyrite.  Intervals of anomalous amounts of Ag, Hg, and Cu present.

171.60 - 204.90	33.30	0.501
And Incl. 175.60 - 181.40	5.80	0.362		Anhydrite veinleted with silica-clay-pyrite alteration haloes. Anomalous silver, mercury and few arsenic values.
And Incl. 185.60 - 193.90	8.30	0.886		Silica-pyrite-clay-altered brecciated interval. Anomalous silver, mercury and few arsenic values.
And Incl. 195.00 - 199.00	4.00	1.510		Anhydrite veinleted with silica-clay-pyrite alteration haloes. Anomalous silver, copper, mercury and arsenic values.
236.90 - 240.55	3.65	0.127	0.12	Crackle breccia occurrence with anomalous silver.
242.45 - 243.20	0.75	0.210	0.79	Anhydrite veinleted with silica-clay-pyrite alteration haloes; minor anomalous silver.
245.60 - 247.20	1.60	0.041	1.40	Anhydrite veinleted with chalcopyrite and silica-clay-pyrite alteration haloes; no anomalous silver or pathfinder metals.
264.30 - 265.60	1.30	0.242	0.225	Crackle breccia occurrence with anomalous silver, mercury, and few arsenic values.

While drill hole ML-04-02 may limit the northward extent of the gold-mineralized mantos and breccia, the thickness, intensity of alteration, and even distribution of anomalous gold values throughout the rock intersected in ML-04-01 suggest that Target A could be extensive and underlie, at relatively shallow depths, the area immediately to the east and south of this latter drill hole.  In phase-two drilling, a series of spaced short drill holes progressively stepping out from ML-04-01 will be positioned to continue searching for better grade mineralization comprising a bulk-tonnage, gold deposit amenable to low-cost, open-pit mining.

Target B – 600 meters west of Target A, drill hole ML-04-06 was drilled inclined -50o westward to investigate the interesting gold and copper geochemical results intersected in a reverse-circulation hole drilled by a previous party.  The core hole penetrated down through a diorite sill to +/-125 meters drilling depth, then underlying andesite volcanic rocks, and then entered into strongly altered, layered and stratified sedimentary rocks including: fine-grained calcareous silts, marls, volcaniclastic rocks and a meta-evaporite sequence of bedded gypsum and anhydrite.  The sedimentary rocks overlying the evaporite rocks are strongly silicified and replaced possibly with some fine-grained barite, and have a vuggy texture containing drusy crystalline quartz and Fe-carbonate (ankerite (?)) plus variable amounts of pyrite.  The underlying sequence including the lower part of the anhydrite unit is replaced by variable amounts of banded massive pyrite and specular hematite. A second drill hole, F-04-02, was sited 170 meters to the west, aimed eastward inclined at -50o  and made a similar intersection crossing through the prospective stratigraphic interval.  Projecting the contacts of the prospective zones between the two intersections indicates the prospective zone dips gently to the east or southeast. In both holes, the altered packages of sedimentary rock below and above the gypsum-anhydrite unit were found to contain anomalous amounts of silver, copper, mercury, and arsenic.  Upper and lower subintervals of anomalous gold importantly also occur within the altered sedimentary rock packages.  The geologic setting of reactive calcareous sedimentary rocks, character of the alteration (silicification) and geochemical signature (see weighted average geochemical results below) of prominently anomalous amounts of pathfinder metals: mercury and arsenic suggest that the intersected thick mantos interval could be the more-distal, low-grade part to a large epithermal gold-silver deposit.  Drill holes ML-04-07 and F-04-01, also drilled in Target B, have yet to be logged, sampled and assayed.  Drilling a series (fences) of vertical holes spaced at 150 meters apart will be required during a phase-two drill program to determine if there is a gradient of improving gold and silver grades which can be followed into a discovery.

Significant Geochemical Analytical Results For Drill Hole ML-04-06

From – To meters	Width meters	Au g/mt	Ag g/mt	Cu ppm	Hg ppm	As ppm	Notes
140.50 - 147.65	7.15	0.825	0.317	900	0.318	292	Epidote-chlorite-actinolite-specular hematite replaced andesitic volcanic unit.
151.75 - 152.10	0.35	3.820	7.40	245	0.710	1935	Banded pyrite-silica layer.
159.85 - 202.50	42.65	0.142	4.96	132	0.636	369	Entire upper interval – altered sedimentary rock stratigraphic package.
Incl. 159.85 - 165.05	5.20	0.473	4.49	184	0.955	1303	Upper anomalous gold interval – silicified-Fe-carbonate-pyrite altered calcareous sedimentary rocks.
167.05 - 171.35	4.30	0.199	4.95	417	0.336	128	Anomalous gold interval – silicified-Fe-carbonate-pyrite altered calcareous sedimentary rocks.
221.40 - 241.75	20.35	0.252	3.12	108	0.358	282	Entire lower interval – altered sedimentary rock and evaporate stratigraphic package.
Incl. 232.35 - 238.30	5.95	0.860	2.13	53	0.396	321	Lower anomalous gold-interval- altered sedimentary rock and evaporate stratigraphic package.

Significant Geochemical Analytical Results For The Upper Part Of Drill Hole F-04-02

From – To meters	Width meters	Au g/mt	Ag g/mt	Cu ppm	Hg ppm	As ppm	Notes
4.70 - 18.35	13.65	0.140	1.88	5219	0.325	135	Barite vein zone; strongly oxidized.
Incl. 6.00 - 7.00	1.00	0.510	3.00	51800	0.380	173	Copper wad and atacamite mineralized interval.
65.30 - 68.90	3.60	0.740	0.87	3397	0.100	30	Breccia zone.
161.55 - 255.00	93.45	0.179	3.60	120	0.154	206	Entire interval – altered sedimentary rock and evaporate stratigraphic package.
Incl. 161.55 - 170.40	8.85	0.576	3.63	337	0.209	899	Upper anomalous gold interval – silicified-Fe-carbonate-pyrite altered calcareous sedimentary rocks.
225.00 - 242.75	17.75	0.438	2.17	31	0.090	165	Lower anomalous gold interval.

Target C – 300 meters north of Target A, drill hole ML-04-03 was drilled in covered pampa as an eastward inclined (-50o) hole to investigate the interesting geochemical results for gold, silver, and copper intersected in an earlier reverse-circulation hole drilled by a previous party.  The hole penetrated a strongly altered porphyritic diorite intrusion to a final depth of 537 meters (approximately 400 meters vertical depth).  In the upper part of the drill hole (i.e. 124.00 to 318.30 meters), the intrusive is cut by numerous (>5 veinlets/meter to >20veinlets/meter) anhydrite veinlets and veins, a few well-mineralized with conspicuous globs of chalcopyrite.  Below 318.30 meters to 445.00 meters, complicated and abundant (to 40 veinlets/meter) quartz-pyrite stockwork veinleting dominates.  This latter style of veinleting returns to moderate abundance from 486.00 meters to the bottom of the hole.  Minor visible chalcopyrite is observed in some of the quartz veinlets.   In the drill hole, the intrusion retains, in many places, a relict propylitic alteration (chlorite-magnetite-pyrite), but is largely converted by a second alteration to clay-silica-pyrite and locally quartz-sericite-pyrite.  This superposed hydrous alteration is related to the emplacement of the anhydrite and quartz –pyrite veining and chalcopyrite mineralization.  Essentially, the entire drill hole contains anomalous copper (>100 ppm to mostly <1000 ppm) (see weighted average geochemical results below) and, anomalous amounts of gold (>0.100 ppm to 0.480 ppm), in addition, are also present over numerous, some long, intervals (see weighted average geochemical results below).  Elevated amounts (10 ppm to 64 ppm) of molybdenum also appear from a depth of 498.45 meters to the bottom of the hole.  One anhydrite-veined zone of more intense chalcopyrite mineralization runs 1.84% Cu over a 2.75 meter width.  The nature of the pervasive alteration and associated heavy pyritization suggests that the hole penetrated across the outer (east (?)) margin of a porphyry copper intrusion and that the centrally positioned potassic-altered, copper-gold-mineralized core lies to the west of the drill hole.  Two holes ML-04-04 and -05 were drilled in covered pampa to the east of ML-04-03 and results show that these were located outside of the  altered and mineralized portion of the intrusion.  Further drilling will be carried out in the phase-two drill program to pursue Target C beneath covered pampa to the west of drill hole ML-04-03.

Significant Geochemical Analytical Results For Copper For Drill Hole ML-04-03

From – To meters	Width meters	Au g/mt	Ag g/mt	Cu ppm	Hg ppm	As ppm	Notes
124.1 - 536.9	412.8	0.120	0.481	513	0.29	27
And Incl. 124.10 - 183.50.	59.40	0.078	0.262	182	0.05	9
And Incl. 189.50 - 228.50	39.00	0.049	0.193	166	0.03	4
And Incl. 235.50 - 244.60	9.10	0.061	0.528	277	0.09	17
And Incl. 247.90 - 317.30	69.40	0.139	1.16	1440	0.78	72
Which Incl. 295.00 - 297.75	2.75	0.185	10.10	18407 (1.84%)	5.67	620	Anhydrite veinleted interval with chalcopyrite; also contains 843 ppm Sb.
And Incl. 319.30 - 396.80	77.50	0.083	0.543	244	0.47	24
And Incl. 412.70 - 536.90	124.20	0.188	0.35	567	0.15	22

Geochemical Analytical Results For Gold For Drill Hole ML-04-03

From – To meters	Width meters	Au g/mt
88.10 - 94.10	6.00	0.375
124.10 - 147.50	23.40	0.127
275.95 - 287.00	11.05	0.435
289.30 - 300.30	11.00	0.152
312.30 - 317.30	5.00	0.194
319.30 - 324.30	5.00	0.145
330.00 - 346.25	16.25	0.157
379.95 - 385.75	5.80	0.124
401.80 - 429.95	28.15	0.347
432.10 - 520.30	88.20	0.168

Target D – 1500 meters west of Target A, a series of four, east-west-oriented trenches were excavated across an area of outcropping ridges of intrusive diorite previously prospected with old pits.  Two trenches (TMW-9 and TMW-10) are positioned on the south side of an east-west quebrada (dry gulch) and lie end to end to comprise one 220-meter long cut.  These trenches expose iron oxide-stained, clay-alteration and silicification with significantly anomalous gold content (see weighted average geochemical results below (0.207g/mt over 36m and 0.326 g/mt over 180 m)) over a combined true length of approximately 200 meters.  The anomalous gold values are cut off toward the east end of trench TMW-10, but remain open ended to the west.  Weakly anomalous copper values (123 ppm to 400 ppm) are associated with the anomalous gold values in some samples.  No anomalous levels of silver or pathfinder metals (mercury, arsenic, or antimony) are present. Two trenches, TMW-11 and TMW-13, on the north side of this quebrada did not encounter these anomalous levels of gold values distributed consistently from sample to sample and the intrusive rock is distinctly less altered.  Trench TMW-11, which is due north of TMW-9 and TMW-10, did encounter low-level detectible gold in all samples and a few values are at anomalous levels (0.114 ppm to 0.377 ppm).  Trench TMW-13, which lies west of trench TMW-11, also exposed numerous intervals with detectible to anomalous gold values.  A fault with perhaps lateral displacement is likely present beneath the quebrada suggesting the gold-mineralized zone intersected by trenches TMW-9 and TMW-10 is offset in right-lateral fashion a short distance to the east.  During the phase-two program, further trenching and geologic investigations will be carried out in this newly discovered area of highly anomalous gold mineralization and will include core drilling beneath trenches TMW-9 and TMW-10.

Geochemical Analytical Results For Gold For Trenches TMW-9 to TMW-11.

Trench	Sample Series	Sample Length meters	Au g/mt	Notes
TMW-9	001-036	36.0	0.207	Entire Trench
TMW-10	001-060	180.0	0.326	Entire Trench
Incl. TMW-10	002-047	138.0	0.405	Subinterval
Incl. TMW-10	037-042	18.0	1.026	Central Subinterval
TMW-11	001-023	69.0	0.063	Entire Trench

The phase-one drilling program has now been completed and includes more than 8600 meters of core drilling in Exploration Areas I, II and III.  Logging, sampling and analysis of drill holes and additional trenches is continuing.  Additional exploration updates will be issued as the data is compiled and evaluated.

News Release No. 2-05 dated April 5, 2005

EXPLORATION DRILLING UPDATE – EXPLORATION AREA III – LOS ZORROS PROPERTY, CHILE

Phase-one reconnaissance drilling and trenching in Exploration Area III has identified five targets (A through E) prospective for gold ore-bodies.  Four targets, A-D, hosting disseminated-style gold mineralization are locally exposed at surface in outcrop and now in trenches.  A fifth target, E, with potential for high-grade gold mineralization (15.96 g/mt gold over a true width of 7.66 meters or 0.51 oz/mt over 25.12 ft.), was discovered by drilling and has not yet been found to outcrop at the surface.  The targets are located in a large area (1500- meters long by 1000-meters across) encompassing a gold-copper-silver-mineralized barite vein swarm where the upper oxide parts of some principal veins of the swarm have been mined historically on a small scale for gold, copper and barite.

The principal veins are steep with widths between 0.3 to 2.0 meters and cut gently east-dipping calcareous siliclastic and volcaniclastic sedimentary rocks, limestone, and volcanic mud-flow breccia.  A few porphyritic diorite sills are present at depth within the stratigraphic section and a small number of late mafic dikes cut across the area.  The barite veins, related/contained gold-copper mineralization, and newly defined targets likely originated from ascending solutions from a deep-seated porphyry copper intrusion beneath the area.  Of important interest, ore-forming, epithermal processes have affected, over a sizeable area, certain favorable calcareous volcaniclastic and siliclastic sedimentary rock units and a brecciated porphyritic diorite sill interval.

So far, the extensive gold mineralization exposed in trenches and the few drill holes of phase one appears to comprise the low-grade halo positioned distally to possibly more-concentrated gold (-silver-copper) mineralization mostly hosted in the meta-sedimentary rock section somewhat akin to a Carlin-like geologic setting.  This is supported by (1) the consistent presence of anomalous mercury and more-erratic anomalous arsenic (pathfinder metals) occurring with the gold mineralization, (2) the low-grade nature of alteration mineral assemblages of clay-chlorite-Fe-carbonate-pyrite-+/-specular hematite in gold-mineralized mantos sedimentary/volcaniclastic layers and silica-clay-pyrite with the high-grade gold occurrences in the brecciated sill interval, and (3) widespread predominance of bladed barite in vein structures.  Geochemical results from drilling and surface sampling tentatively suggest that gold- (copper-silver) mineralization of both a black-matrix breccia (Target E) and mantos intervals (Target B) may extend in an eastward direction toward the range front and beneath an east-dipping thrust fault zone and over-riding major anticlinal dome outlined by recent geological mapping.

Evaluations and interpretations of the geologic features and geochemical results of Exploration Area III are not yet complete and work is continuing to advance our understanding of the encountered mineralization.  Modifications to target ideas and or geologic concepts may result from this ongoing exploration work.

Scope of Exploration Work - Exploration work carried out in Exploration Area III includes: geologic mapping and surface outcrop rock-chip sampling mostly across principal vein structures (193 samples), approximately 2000 meters of trenching (14 trenches/520 channel samples), and 3,799.5 meters of core drilling in 10 holes.  Results of the rock-chip sampling have been previously reported in news release NR3-04, June 11, 2004.  Highlights of the exploration work are as follows:

Highlights -

(1)

A new and intriguing high-grade occurrence of gold mineralization (Target E) was intersected by core drilling (DDH-N-04-05) and represents a blind discovery.  The occurrence is comprised of two high-grade intervals, each having true widths of 1.53 meters, and containing 35.4 g/mt and 40.1 g/mt gold, respectively.  These intervals are positioned in the marginal parts to a black-matrix breccia within an altered and sulfide-mineralized, fragmented porphyritic diorite sill.  The average grade of the intersected black-matrix breccia interval is 15.96 g/mt gold over a true width of 7.66 meters.  Follow-up fire-screen assay analyses (see Table 1), using reject material, returned a higher grade of 19.88 g/mt (0.64 oz/mt over 25.12 ft.) and also shows the gold is mostly contained within the fine-grained size fraction (-150 mesh) likely associated with the disseminated sulfide minerals (pyrite and some chalcopyrite).  Alteration within the breccia interval includes strong pyritization with clay alteration and silicification.  The black matrix coloration may reflect a carbonaceous (organic) content (component).  A greenish colored, clay alteration envelope was noted during logging and may be related to the gold mineralizing processes, but this possible relationship needs further evaluation.

(2)

Three spaced zones (Targets A, B and C) of disseminated, low-grade gold mineralization have been found by trenching to occur within the area of the principal copper-gold-mineralized barite vein swarm.  The three zones trend sub-parallel in roughly a north-south direction and consist of steeply oriented veins and abundant veinlets cutting volcaniclastic and calcareous siliclastic sedimentary rocks.  In Target B, disseminated-type gold mineralization may occur within gently east-dipping, favorable mantos layers and underlying altered/brecciated diorite sill.  The gold mineralization in trench and outcrop exposures for all these targets is in the near-surface oxide zone, which drilling shows to extend to depths ranging from 50 to 70 meters.  The gold was likely liberated via oxidation breakdown of pyritiferous fracture veinlets, disseminated pyrite in mantos layers and pyrite-chalcopyrite in barite veins/veinlets.  Target A has been cut only in one trench TN-1, which over a 42-meter horizontal width, contains a weighted average grade of 0.267 g/mt gold.  Target B can be seen to be quite broad with a horizontal width in trench TN-9 of 130.60 meters carrying a weighted average grade of 0.757 g/mt gold; and in end-to-end trenches: TN-2 - 90.0 meters with weighted average grade of 0.428 g/mt gold, and trench TN-3 - 117 meters with a weighted-average grade of 0.558 g/mt gold.  These substantial horizontal widths may reflect, in part, sampling in areas across gently dipping, thick, mineralized mantos layers, and this will be further evaluated by phase-two sampling and drilling.  Part of Target B was also intersected by trench TN-12 (see Table 2).  Target C has been partially cut in four trenches.  Weighted-averaged results include: TN-4 with 21.0 horizontal meters of 0.271 g/mt gold; TN-11 with 30.7 meters of 0.203 g/mt gold; TN-6 with 12.0 meters of 0.901 g/mt gold; and TN-13 exposing a 26.15 meter horizontal width containing 0.254 g/mt gold including 17.05 meters of 1.8 g/mt gold.  The three gold-mineralized zones, Targets A, B, and C, and principal veins are cut off to the south along an “east-west” trending complicated fault zone, but could have fairly continuous northward extents of between 1000 meters up to 1200 meters.  As it turned out, trenching and drilling were started at the very south end of the mineralized zones in this fault complicated area.  Geologic mapping shows that, to the north, there are only a few faults with minor displacements of the principal vein structures which also suggests the mineralized zones should be little-disrupted (offset) along-strike continuity.

(3)

A fourth zone of gold mineralization (Target D) has been found via surface outcrop, old prospect pit sampling and along the eastern part of trench TN-14 with 17.65 meters horizontal width containing a weighted average of 0.685 g/mt gold.  The gold mineralization occurs as a north-south striking, steeply east-dipping, clay-silica altered zone cutting volcaniclastic rocks and diorite sill.  In the best exposure, the zone has a horizontal width of between 20 to 25 meters.  So far, the zone has been physically traced 250 meters along strike and is open ended to the north.  Scattered sampling of prospect pits exposing oxide-copper/-iron mineralization along specific structures and outcrops along the projected trace of the zone shows variable grades of 0.065 to 1.35 g/mt gold over sample widths of 1.0 to 1.8 meters.  Hand trenching and, where possible, bulldozer trenching is planned for phase-two exploration in an attempt to expose and sample the entire width of the zone and extend its strike length to the north.

(4)

Follow-up drilling of the high-grade intersection of DDH-N-04-05 (Target E) was attempted from the same drill pad with two holes (DDH-N-04-08 and -09).  DDH-N-04-08 was aimed at a shallow angle to the east and intersected the same breccia interval at 170 meters further down-dip which included a narrow interval of strong chalcopyrite mineralization with an interesting gold credit (1.39% copper and 0.302 g/mt gold – 1.5 meters true width) within a wider interval (17.21 meters true width) of anomalous copper and gold mineralization (0.113 g/mt gold and 0.19% copper).  DDH-N-04-09, a vertical hole, appears to have just missed the breccia interval due to minor normal fault displacement.  A fourth near-vertical hole (DDH-N-04-10) was positioned 45 meters to the west and intersected the breccia interval 110 meters up-dip position from the intersection in DDH-N-04-05, but without significant gold or copper values.  This hole also exposed other breccia intervals at greater depth below Target E which contain anomalous gold and copper over a 41.5-meter interval (383.50 to 425.00 meters) averaging 0.227 g/mt gold and 454 ppm copper.  The drilling comprises a single cross section which shows that the prospective breccia interval (Target E) persists for a down-dip length of over 600 meters (open-ended) with gradual thickening to the east from 7.66 meters to 17.21 meters (true widths).  The altered and pyritized nature of the breccia interval within the geologic framework suggests that it could have a considerable, north-south, strike-length extent of 1000 meters or more.  This combined with the long down-dip extent comprises a very large prospective zone which has only been drill tested in one area and warrants a concerted follow-up drilling effort along strike to attempt to track the zone into consistent high-grades of gold and copper sulfide mineralization.  The thicker deeper zones intersected by DDH-N-04-10 may also prove highly prospective progressively closer to the source of the mineralization.

(5)

Only three drill holes (DDH-N-04-01, -02 and -06) have so far attempted to test the disseminated gold mineralization of Targets A and B.  DDH-N-04-01 crossed a fault structure and intersected Target A and a principal vein structure at much greater depth (208.00-225.00 meters) than intended. The 17.0-meter (apparent width) intersection ran 0.487 g/mt gold and 0.33% copper.  DDH-N-04-02 intersected three spaced intervals with anomalous gold mineralization positioned below the east part of Target B.  The best of these (40.00-53.45 meters) contained 0.668 g/mt gold with anomalous copper (775 ppm).  DDH-N-04-06 did not intersect Target B because it was positioned south of an unforeseen truncating east-west fault zone.  Targets C and D were tested in one area by DDH-N-04-05 and -08.  The high-grade gold intercepts of Target E in DDH-N-04-05 were an inadvertent positive result of this drilling.  These holes also intersected numerous intervals of anomalous gold (0.103 to 2.270 g/mt) and copper (121 to 9160 ppm) positioned both above and below the high-grade, black-matrix breccia of Target E.  One hole (DDH-N-04-03) intersected several strands of one of the principal veins (71.80 to 80.00 meters) grading 1.528 g/mt gold, 3.3 g/mt silver and 4256 ppm copper over a true width of 7.46 meters.  Another hole (DDH-N-04-04) from the same drill pad encountered fault problems but did intersect numerous intervals of weakly anomalous copper (134 to 1565 ppm) and silver (1.2 to 2.7 ppm).

(6)

DDH-N-04-07 was drilled steeply west inclined in the covered pampa southwest of Exploration Area III to test beside weak anomalous gold and copper values from chip samples taken from exposures along trench TN-10.  The hole was collared in and penetrated through a variably altered diorite sill with weakly anomalous copper and silver values and sub-anomalous detectible gold (0.0 to 239.55 m.).  Below the sill, the drill hole encountered a package (239.55 to 333.20 m.) comprised of a thick anhydrite layer or vein and underlying altered andesite flows and volcaniclastic sediments, and mud-flow breccia.   This interval contains moderately to strongly anomalous copper (802 ppm weighted average) and silver (1.8 ppm) values related to chalcopyrite occurrences in altered/veinleted andesitic volcanic rocks with epidote-chlorite-magnetite alteration, before encountering another porphyritic diorite sill and being stopped at 389.10 meters.

Observations and Recommendations -

(1)

Target E, the black-matrix, brecciated porphyritic diorite sill with disseminated pyrite and chalcopyrite comprises a new and different type of geologic occurrence for gold mineralization on the Los Zorros property which is very intriguing for its high-grade gold content and good width characteristics [15.96 g/mt over 7.66 meters true width].  This occurrence will be further pursued by core drilling the prospective breccia interval along strike to the north and south starting at 100-meter spacing to find mineralization of consistent grade while maintaining or improving upon the encountered width.  During this secondary drilling phase, special attention will be paid to geochemical patterns of pathfinder metals and alteration features that could help vector exploration drilling into a major gold deposit discovery.  There certainly remains the possibility, that nearby, other highly prospective brecciated sill intervals also became gold-mineralized.

(2)

Further core drilling of Targets A, B and C will focus on discovering better grades of gold mineralization by exploring the thicker mantos layers within favorable intervals of the volcaniclastic/sedimentary stratigraphic section, and also in the clay-silica-pyrite-altered and much-brecciated upper part of the deeper diorite sill.  There is considerable untested area open to the north along strike from where 2004 exploration trenching and drilling were carried out.  Additional exploration is particularly warranted in Target A, which extends for a 1000 meter strike length with a width of 250 meters, and contains the highest overall gold content in surface samples of veins of the target areas A, B and C.  For Target D, drilling will test the down-dip continuation of this mineralization toward and beneath the thrust fault and anticlinal dome structure.

Table 1 – Check Fire-Screen Re-Assay Results – DDH-N-04-05

Sample no.	From To	Total Sample Weight	Au grade Combined Size Fractions – Wt. Average Two Analyses	Au grade Fine Fraction –approx. -150 mesh	Weight Fine Fraction – approx. -150 mesh	Au grade Coarse Fraction – approx. +150 mesh	Weight Coarse Fraction – approx. +150 mesh	Check Assay – 1 Fine Fraction approx. -150 mesh	Check Assay – 2 Fine Fraction approx. -150 mesh
	m.	g	g/mt	g/mt	g	g/mt	g	g/mt	g/mt
N-04-05-101	230.0-232.0	995.45	43.80	39.1	953.50	151.00	41.95	40.0	38.2
N-04-05-102	232.0-233.4	1007.12	0.110	0.12	960.20	<0.05	46.92	0.13	0.11
N-04-103	233.4-235.0		<0.050 orig. assay
N-04-05-104	235.0-238.0	975.82	4.580	2.800	925.80	37.50	50.02	2.99	2.60
N-04-05-105	238.0-240.0	982.50	48.60	37.90	930.50	241.000	52.00	34.80	40.90
Weighted average	10.00	3960.89	19.877	16.265	3770.0	89.665	190.89	15.88	16.62

Table 2 – Trench Geochemical Analytical Results – Exploration Area III

Trench	Sample series	Horiz. Width m.	Au g/mt	Ag g/mt	Cu ppm	Location
TN-1	013-026	42.0	0.267	<0.5	302	Target A
TN-2	005-034 ----------- Incl.: 008-010	90.0 ---------- 9.0	0.428 ------ 1.548	<0.5 ----- <0.7	133 ------ 290	Target B ------------------------------------------------------------- Interval from west part of Target B
TN-3	001-039 042-046 057	117.0 15.0 3.0	0.558 0.134 0.332	<0.8 <0.7 0.7	337 196 776	Target B
TN-4	003-004 005-012	6.0 21.0	0.161 0.271	<1.3 <1.7	286 147	Altered diorite intrusion east of Target B – Parts of Target C
TN-5	001-006 007-016 017-022	18.0 30.0 18.0	0.348 0.084 0.421		1176 239 1742	Intervals of wallrock straddling Nora mine vein zone.
TN-6	004-007	12.0	0.901	4.1	1093	Part of Target C
TN-7	010-011	6.0	0.156	3.3	4800	East end of Target D, margin
TN-8	005	3.0	0.109	1.6	50	Off of trend of gold-mineralized zones; between Target B and C.
TN-9	001-011 ---------- 012-017 ---------- 021-033 ---------- 038-059 ---------- 061-072 ---------- 074-079 ---------- 038-079	33.0 --------- 18.0 --------- 39.0 --------- 66.0 --------- 35.0 --------- 18.0 --------- 130.3	0.189 ------ 0.103 ------ 0.115 ------ 0.421 ------ 1.796 ------ 0.269 ------ 0.757	<0.6 ----- 9.1 ----- 11.2 ----- <0.6 ----- <0.5 ----- <0.5 ----- <0.8	121 ------ 40 ------ 244 ------ 454 ------ 2125 ------ 704 ------ 925

Anomalous gold interval west of Target B

---------------------------------------------------------

Anomalous silver intervals west of Target B

---------------------------------------------------------

Anomalous copper/gold interval west of Target B

---------------------------------------------------------

West end of Target B

---------------------------------------------------------

Central part of Target B

-------------------------------------------------------

East end of Target B

-------------------------------------------------------

Entire Target B with un-sampled gaps of few dikes (using <0.050 g/mt gold, <0.5 g/mt silver, <1 ppm copper for dike intervals).

TN-10	----------- 014-015 ----------- 019-020 ----------- 001-031	---------- 6.0 ---------- 6.0 ---------- 108.9	------ 0.147 ------ 0.122 ------ 0.082	----- 1.5 ----- 2.9 ----- 1.6	------ 166 ------ 229 ------ 129

Trench TN-10 is out in pampa and off of the trend of gold-mineralized zones.

---------------------------------------------------------

Weak gold, silver and copper anomalies.

---------------------------------------------------------

Weak gold, silver and copper anomalies.

---------------------------------------------------------

Entire length of trench including sample gaps of post-mineral dikes.

TN-11	070-072 073-081	7.6 30.7	0.589 0.203	7.1 1.4	1820 304	East part of Target C
TN-12	015-018 019-020	14.0 6.4	0.435 0.315	0.5 0.7	146 568	West part of Target B
TN-13	001-006	17.05	1.800	0.9	41	East part of Target C
TN-14	044-049	17.65	0.685	0.8	557	Target D

Results of the phase-one drilling and trenching program within Exploration Areas I, II and III, have identified multiple targets related to several large porphyry copper-gold mineralizing centers underlying the property.  Our testing of these targets is at an early stage and our work thus far has been focused on only three of the seven Exploration Areas that have been identified to-date.  SAMEX’s understanding of the mineralizing systems continues to advance and is being utilized to plan follow-up exploration work.  Details of these programs will be announced when plans are complete.  SAMEX encourages investors to review all previous results from its phase-one exploration program in order to more fully appreciate the diversity of targets and their potential.  Los Zorros is a very large and complex district-sized area that will take time and resources to thoroughly explore with good possibilities for major discoveries of gold, silver and gold-copper ore bodies.

News Release No. 3-05 dated April 12, 2005

PRESIDENT’S LETTER TO SHAREHOLDERS, ANNUAL REPORT, ANNUAL MEETING -  The Annual and Special Meeting of shareholders of SAMEX Mining Corp. will be held in the Crown A Room, Best Western Regency Inn & Conference Centre,

32110 Marshall Road, Abbotsford, British Columbia on Thursday, May 5, 2005 at 2:30 P.M.  In preparation, the meeting information circular along with the Company’s annual report and financial statements have been filed with regulatory agencies and are available for viewing at www.SEDAR.com.  Following is the text of the “President’s Letter to the Shareholders” which is included in the annual report:

To Our Shareholders,

2004 has felt like a grueling, year-long triathlon.  Our planned 5,000 meter phase-one drill program at Los Zorros, Chile was increased to more than 8,600 meters of drilling and was completed just after our November 30th year end, only days before Christmas.  Many were the challenges during that effort, from contractor issues to logistics etc.  But the early indications are very encouraging from an exploration geology point of view, and that is most important.

Compiling and, more importantly, evaluating the drill results along with nearly eleven kilometers of trench sampling is now consuming our focus.  Finding and drilling mineralization at Los Zorros has not been a challenge; the district is laden with copper/gold/silver mineralizing influences.  The real challenge is in understanding the complicated chaotic processes that emplaced this mineralization and discovering the locations where, or if, it has been deposited in economic quantities within the 78-square-kilometer property.

In conjunction with SAMEX’s own competent exploration team we have retained three renowned exploration consultants with a combined career experience between them of over 120 years.  And I love the comment that one of them gave me in response to my impatient prying; “Jeff the geology at Los Zorros is complex … and that’s a VERY GOOD thing, be patient!”

So I pass that admonition on to you the stakeholders, please be patient as the exploration team continues to mull over and over the positive and negative implications of what has been recovered during phase one and then goes on to design exploration phase two.  It may help some to better understand the exploration process if they knew the history of other large discoveries, like the world-class copper/gold deposit just north of us on trend.  After several years, and over 100 drill holes, they finally drilled the discovery hole, then realized that they had nicked the ore body in earlier drill holes, but did not recognize it at the time. Such is the nature of exploration.  If it was easy, gold and silver would not be precious and copper would not be +$1.40 per pound.

On the market side I’m sure the shareholders will share our frustration with the poor share price performance. Gold prices labored cautiously to new decade highs by December but the share prices of many in our sector weakened throughout this period as if investors believed that metals were making a bull market top.  The wall of worry was difficult to stand against.

We are of a different mindset, and believe that the biggest and best part of this commodity bull market is before us NOT behind us.  The market-price managers (I’m being kind), are still a major influence in gold and silver but we believe that circumstances will overwhelm them and the corresponding corrective action should be very rewarding for those investors who persevered.

The SAMEX team is optimistic about our current exploration efforts in Chile and Bolivia, and we’re looking forward to an exciting and rewarding year ahead of pursuing “significant economic mineralization”!

Thank you for your continued support.

Jeffrey P. Dahl, President

News Release No. 4-05 dated April 20, 2005

OPTIONS EXPIRE – NEW OPTIONS GRANTED - On April 19, 2005, five-year-old stock options expired that had been granted to acquire an aggregate of 2,175,000 shares at a price of $0.40 per share.  The expired options of seven directors/officers and of one employee have been replaced as part of the grant of new options as follows: a new option was granted to an employee for the purchase of 30,000 shares at a price of $0.40 per share and new options were granted to directors/officers for the purchase of 2,225,000 shares at a price of $0.40 per share.  The options are subject to a four-month hold period until August 20, 2005 and will expire April 20, 2015.

News Release No. 5-05 dated May 19, 2005

OPTION TO PURCHASE ADDITIONAL CONCESSIONS IN LOS ZORROS DISTRICT – CHILE - SAMEX has signed a letter of intent which will be the basis of a formal Option Agreement for SAMEX to purchase approximately 100 hectares of mineral concessions situated within the Los Zorros district, Chile.  Under the formal Option Agreement (to be executed by June 24, 2005), SAMEX can acquire the concessions by making option payments totaling US$200,000 over 18 months as follows:

i)

US$75,000 upon signing of the formal Option Agreement;

ii)

US$25,000 within six (6) months of the date of signing the Option Agreement;

iii)

US$50,000 within nine (9) months of the date of signing the Option Agreement; and

iv)

US$50,000 within eighteen (18) months of the date of signing the Option Agreement.

The concessions are subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

The Los Zorros property covers more than 78 square kilometers of a district with highly prospective geology and a long history of near surface gold/silver/copper mining activity.  The property has strong potential for the discovery of large base and precious metal deposits.  Drilling and trenching during 2004 was focused in Exploration Areas I, II and III, which are only a portion of the seven Exploration Areas that have been identified to-date on the Los Zorros property.  The remaining Exploration Areas IV, V, VI and VII have yet to be explored by drilling and trenching.  In preparation for the next phase of exploration,

SAMEX is currently compiling, evaluating and interpreting the vast amount of data gleaned from trenching and drilling completed over the past year.

News Release No. 6-05 dated June 30, 2005

OPTION PAYMENT MADE ON ADDITIONAL CONCESSIONS IN LOS ZORROS DISTRICT – CHILE

GRAVITY SURVEY TO COMMENCE ON LOS ZORROS PROPERTY - SAMEX has signed a formal Option Agreement and made the first payment on the option to purchase 95 additional hectares of mineral concessions situated within the Los Zorros district, Chile (see Letter of Intent announced in SAMEX News Release No. 5-05 dated May 19, 2005).  Under the option, SAMEX can purchase 100% interest in the concessions by making option payments totaling US$200,000 over 18 months as follows:

i)

US$75,000 upon signing the Option Agreement (which has been paid);

ii)

US$25,000 by December 20, 2005;

iii)

US$50,000 by March 20, 2006; and

iv)

US$50,000 by December 20, 2006.

The concessions are subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, and other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

SAMEX’s land position at Los Zorros now covers more than 78 square kilometers of a district with highly prospective geology and a long history of near surface gold/silver/copper mining activity.  SAMEX will be conducting gravity geophysical surveys on the property during the next month to assist in planning the phase-two exploration drilling program.

News Release No. 7-05 dated August 31, 2005

EXTENSION OF WARRANT TERM - SAMEX is applying to the TSX Venture Exchange to extend the term of warrants exercisable for the purchase of 304,500 shares at a price of $0.40 per share.  The warrants were originally issued with a two year term expiring September 15, 2005.  The Company is making application to extend the term of the warrant for a period of one year until September 15, 2006.  Warrants for the purchase of 247,500 of the shares are held by directors of SAMEX.

News Release No. 8-05 dated September 9, 2005

NORA HIGH-GRADE GOLD TARGET, EXPLORATION AREA III, LOS ZORROS
PLANNING PHASE II DRILLING PROGRAM FOR LOS ZORROS PROPERTY, CHILE - A Phase II exploration drilling program is in the process of being planned for the Los Zorros property in Chile.  In preparation, SAMEX has re-logged so far, core from six Phase I drill holes, carried out further geologic mapping, and conducted a gravity geophysical survey over a large area encompassing the principal targets on the property.  The new information is being compiled, critically evaluated, and merged with the results from the Phase I exploration drilling program and as a result the geologic setting of several of the numerous targets on the property are now much better understood.  Updated descriptions of the targets will be reported as details for each are finalized.  The first technical update, presented here, is focused on the high-grade gold mineralization encountered by drilling within Exploration Area III at what is now called the NORA target (described below).

NORA High-Grade Gold Target, Exploration Area III - During the Phase I drilling program, an impressive, mantos-style (layered), high-grade gold intersection (15.96 g/mt gold over 7.66 meters or 0.51 oz/mt over 25.12 ft.) was made in drill hole DDH-04-05 [previously announced in News Release No. 2-05 dated April 5, 2005].  If the gold-rich mantos layer should prove to be extensive beneath much of the NORA prospective area that measures 1,200 meters by 1,000 meters (See Figures A, C & D) and maintains the average thickness intersected, a large target of 20 million to >25 million metric tons could be present (a possible multi-million ounce high-grade gold deposit).

The intersected gold mineralization occurs in a complicated package of volcaniclastic detrital rocks, volcanic breccia, and minor siliclastic sedimentary rocks.  The highest grades of gold occur within a distinctly layered clastic sequence and specifically within two, closely spaced, unique black-matrix breccia sub-intervals which have been silicified and contain abundant disseminated pyrite and minor chalcopyrite.  Follow-up drilling (DDH-N-04-08, -09, and -10) though did not encounter this distinctly layered interval and gold-mineralized black breccia, and the reasons for this were evaluated via re-logging the core of all these holes.  New interpretations from the re-logging are shown in the cross-section Figure B.   The gold-mineralized mantos interval in DDH-N-04-05 was intersected intact and without fault complications.  The gold-mineralized interval has a moderate (+/-30o) eastward dip similar to the general dip of layering of the volcaniclastic section.  A 250-meter wide alteration halo surrounds the gold mineralized interval and consists of a narrow outer chloritic zone and thick interior zone of silica-clay-pyrite with scattered veinlets of quartz-pyrite+/-chalcopyrite.  Coincident with the alteration halo are numerous anomalous to highly anomalous values of copper, mercury, and silver and many elevated (>25 ppb to <100 ppb range) to anomalous (>100 ppb range) gold values.  This alteration and geochemical expression suggests strong and widespread mineralizing processes were associated with the deposition of the gold-rich interval.

In follow-up drill holes, parts of this alteration and geochemical expression were also intersected toward the bottom of DDH-N-04-08 and the top part of DDH-N-04-09, but neither of these holes encountered the distinct high-grade, gold-bearing interval.  Fault zones were also observed in the holes and, based on the difficulty of projecting thicker stratigraphic units between the drill holes, the faults bounding the intersected high-grade gold-mineralized mantos interval have minor to moderate amounts of dip-slip normal displacement.  A fault of significant dip-slip displacement must be present between DDH-N-04-5, -8, -9 (fanned from the same pad) and DDH-N-04-10 located 70 meters to the west (see Figures B & E).  From this review it appears that DDH-N-04-08 was not drilled deep enough to make an intersection and DDH-N-04-09 penetrated through a fault gap, which may explain why these holes missed the gold-mineralized zone.

The results of DDH-N-04-10 suggest that the gold-mineralized zone is significantly down-dropped by faulting to the west to greater depths beneath the NORA area (See Figure E).  Hence, DDH-N-04-05 made an intersection in the up-thrown block, east of the fault, and DDH-N-04-10 was positioned in the down-thrown block and was not drilled deep enough to encounter the alteration halo and enclosed gold-mineralized interval.  DDH-N-04-10 though, did encounter intervals of gold, silver, and copper in highly interesting anomalous values over the final 60 meters of the hole.  A “north-south”-trending, west-dipping fault of substantial normal displacement was found to the south and traced northward until its offset position was lost beneath covered pampa.  This fault is now believed to extend along the east side of the target area and is the fault positioned between DDH-N-04-10 and the fan set of holes DDH-N-04-05, -08, and -09.

Importantly, the high-grade, gold-mineralized interval is possibly widespread beneath the NORA target area.  The substantial width of the haloes of both the associated hydrothermal alteration and anomalous values of copper, mercury, and silver, plus elevated to anomalous gold surrounding the gold-mineralized interval in DDH-N-04-05, indicate a strong mineralizing system that could have produced an extensive gold ore body of moderate- to high-grade nature. This may be supported by the presence at the surface, of numerous copper-gold-mineralized barite veins and a series of north-trending broad zones of anomalous gold exposed by trenching (we encourage the reader to review the grades and widths of the veins and anomalous gold zones (Targets A-D) previously announced in News Release No. 2-05 dated April 5, 2005), which could represent leakage up from the deeper seated, high-grade, gold-mineralized mantos (see Figures A & E).  The area of veins and anomalous gold zones measures 1,200 meters by 1,000 meters and if the gold-rich mantos layer (0.51 oz/mt ) extends beneath much of this prospective area, a large target of 20 million to >25 million metric tons could be present (a possible multi-million ounce high-grade gold deposit).

To pursue this target, recommendations are that drilling first should be carried out north and south of DDH-N-04-05 in the up-thrown block where depths to reach the high-grade gold-mineralized zone should range between 200 to 250 meters.  Then, drilling would be moved westward to test for the high-grade, gold-mineralized zone at greater depths (300 to >600 meters) within the large area encompassing the barite veins and broad anomalous gold zones in the down-thrown block.  Within the large area of the down-dropped block, where a moderate (250 to 350) eastward dip of layered rocks prevails, the targeted gold-mineralized zone should come closer to the surface in a westward direction and much exploration drilling could be accomplished at depths of between 350 to 450 meters.

The high-grade gold mineralization at NORA represents a very exciting exploration target, with substantial upside potential, that was discovered through the patient and diligent efforts of the SAMEX team.  Should the geologic model hold together through Phase II drilling a major discovery could result and be a tremendous success for the Company.  This is only one of several quality targets that are coming together at Los Zorros and management is pleased with the progress and potential resulting from these efforts.  Further target information will be announced when all applicable data is complete.

The Phase II drilling program that is being planned is expected to entail approximately 5,000 meters of core drilling, 4,000+ meters of bulldozer trenching and accompanying geologic mapping, sampling and assaying.  The complete program is estimated to cost CDN $1,500,000.  Funding for this program will be sought through private placement financings and drilling will begin once all targets are fully defined/prepared and funding is in place.

The following Figures A through E accompany this news release:
Figure A – Generalized Target Map
Figure B – Geologic Cross-Section, DDH N5, N8, N9 & N10
Figure C – Surface Sampling - Gold Results
Figure D – Surface Sampling – Copper Results
Figure E – Diagrammatic Cross-Section DDH N5, N8, N9 & N10

To view figures in best resolution, go to News Release No. 8 at www.samex.com

News Release No. 9-05 dated September 14, 2005

CLARIFICATION OF NEWS RELEASE No. 8-05 - SAMEX has been requested by the TSX Venture Exchange to clarify certain statements made in News Release No. 8-05 dated September 9, 2005 as follows:

The NORA High-Grade Gold Target within Exploration Area III now encompasses Target zones A, B, C, D, & E that were previously described in News Release No. 2-05 dated April 5, 2005.  Based on information gleaned from re-logging of Phase I drill core and further geologic mapping it was determined that these five target zones were inter-related and best explored and described as a single comprehensive target, namely, the NORA target.

In regards to the potential size of the NORA target, in News Release No. 8-05 it was stated:

“If the gold-rich mantos layer should prove to be extensive beneath much of the NORA prospective area that measures 1,200 meters by 1,000 meters (See Figures A, C & D) and maintains the average thickness intersected, a large target of 20 million to >25 million metric tons could be present (a possible multi-million ounce high-grade gold deposit).”

The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the NORA target area, has yet to be proven by drilling and other exploration activities.

Phase I drilling in Exploration Area III (DDH-N-04-01 to 06 and 08 to 10) indicated that grades of up to 16 g/t (grams/tonne) gold over significant thicknesses are present in the target area.

This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource within Exploration Area III and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA target.

News Release No. 10-05 dated October 14, 2005

EXTENSION OF WARRANT TERMS - SAMEX is applying to the TSX Venture Exchange to extend the term of the following warrants for a period of one year:

Warrants for the purchase of 415,000 shares at $0.80 per share.  These warrants were originally issued with a two year term expiring November 27, 2005, and SAMEX is making application to extend the term of the warrants for a period of one year until November 27, 2006.   The exercise price of the warrants will remain at $0.80 per share.

Warrants for the purchase of 700,000 shares at $0.80 per share.  These warrants were originally issued with a two year term expiring November 7, 2005, and SAMEX is making application to extend the term of the warrants for a period of one year until November 7, 2006.  The exercise price of the warrants will remain at $0.80 per share.

Warrants for the purchase of 500,000 shares at $1.05 per share.  These warrants were originally issued with a two year term expiring November 28, 2005, and SAMEX is making application to extend the term of the warrants for a period of one year until November 28, 2006.  The exercise price of the warrants will remain at $1.05 per share.

News Release No. 11-05 dated October 19, 2005

UPDATE ON EXPLORATION AREAS III & IV, LOS ZORROS, CHILE - SAMEX commenced trenching and sampling in early October within Exploration Area III at Los Zorros, focusing first on the area overlying the NORA high-grade gold target which was previously described in news releases No. 8-05 & 9-05 dated September 9 & 14, 2005.

The purpose of this exploration work is to expose and sample parts of “zone A” along the western side and “zones C, D & E” in the northeastern part of Exploration Area III (see accompanying Figure A in News Release No.11-05 at www.samex.com , new trenches in yellow).  These prospective zones have been historically prospected with numerous small mine workings and consist of multiple narrow veins and mantos intervals containing interesting gold and copper mineralization that may represent leakage up off a well-mineralized system at depth. The eastern-most anomalous gold zone, and the other zones, may prove to comprise an important guide to deeper seated high-grade gold mineralization.  Hence, the trench results will be important in planning Phase II exploration core drilling in the Nora target area.  Approximately 1,700 meters of trenches will be excavated and channel sampled.

Concurrent with the above exploration, detailed geologic mapping is under way in Exploration Area IV following the recent property acquisition there (see news release No. 6-05, June 30, 2005).  The mapping will be followed up by trenching and sampling once the bulldozer is finished in Exploration Area III/NORA target.

Results of the current program will be incorporated into the existing project database and will assist in the selection of drill locations for Phase II drilling.  Exploration at Los Zorros is under the supervision of SAMEX’s Vice President of Exploration, Rob Kell, who is a “qualified person” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

News Release No. 12-05 dated November 8, 2005

SAMEX SIGNS AGREEMENT FOR SILVER EXPLORATION IN CHILE - SAMEX has signed a letter agreement as the basis of an “Area of Interest” (“AOI”) Agreement with SilverCrest Mines Inc. (“SilverCrest”) to facilitate joint exploration for silver deposits in Region III of Chile.  In addition to the Company’s ongoing exploration at the Los Zorros property in Chile, SAMEX has been conducting discreet regional exploration for the past five years and has accumulated a valuable database of prospects, geological information, expertise and local connections.  This agreement will enable SAMEX to utilize and advance these assets more effectively.  SAMEX is pleased with the opportunity to compliment its own exploration efforts in Chile by working jointly with SilverCrest throughout the area of interest (approx. 70,000 square kilometers) which hosts the most important historic silver-producing areas of Chile.

Under the terms of this three-year agreement, SAMEX will help initiate and support SilverCrest’s exploration efforts in Chile by presenting three properties of merit per year to SilverCrest for consideration.  In return, SilverCrest will pay SAMEX US$150,000 consisting of four equal payments of US$37,500 over three-years.   SilverCrest will have the right to earn up to a 51% interest in any property presented by SAMEX by entering into an Option Agreement and spending US$500,000 over three years on each respective property it elects to option.   Within six months of earning a 51% working interest, or, upon SAMEX expending $125,000 as part of its 49% interest, which ever comes first, SilverCrest will have a further right to increase its working interest to 70% by paying SAMEX US$250,000.   SAMEX may elect to convert its remaining 30% interest into a 3.5% net smelter return royalty (“NSR”), 1.5% of which, SilverCrest may purchase for US$1,000,000.

Under the “Area of Interest” Agreement, SAMEX will also have a back-in right to earn a 25% working interest in any property generated by SilverCrest on which they have spent US$250,000, by paying 25% of SilverCrest’s expenses to that point.  At SAMEX’s discretion, this 25% working interest may be convertible to a 2.5% NSR, 1% of which SilverCrest may purchase for US$1,000,000.

This agreement is seen as a constructive way to leverage each company’s individual exploration efforts through the synergy of blending expertise, human resources and finances.  In good faith, SAMEX has already begun to present properties to SilverCrest for review.   N. Eric Fier, CPG, P.Eng and Chief Operating Officer of SilverCrest states that, “We believe that Chile and the Area of Interest in particular, have been overlooked for the potential to host world class silver deposits. The agreement with Samex provides SilverCrest with the opportunity to greatly accelerate our corporate objectives in Chile. The Area of

Interest has a history of significant silver production and is currently under intensive exploration for copper and gold. We believe that the region has the geological potential to host additional silver deposits.”

News Release No. 13-05 dated November 22, 2005
NOTICE OF CHANGE IN YEAR-END - SAMEX Mining Corp. has changed the Company’s fiscal year-end to synchronize it with the year-end of its Chilean subsidiary and with the quarter ends of its Bolivian subsidiaries.  The change will make the Company’s accounting and reporting process more streamlined and efficient.  The Company’s old financial year-end of November 30th will be extended one additional month.

The Company’s new financial year-end will be December 31st.  As a result, the Company’s annual financial statements for fiscal 2005 (the transition year) will cover a period of thirteen months ending December 31, 2005.  Fiscal 2006 (the new financial year) will cover a normal period of twelve months ending December 31, 2006.  The length and ending date of the periods, including the comparative periods, of the interim and annual financial statements to be filed for the Company’s transition year and its new financial year are as follows:

Transition Year (fiscal 2005)
Interim - For the Three Months Ended February 28, 2005
Interim - For the Six Months Ended May 31, 2005
Interim - For the Nine Months Ended August 31, 2005
Annual Financial Statements For the 13 Month Period Ended December 31, 2005

New Financial Year (fiscal 2006)
Interim - For the Three Months Ended March 31, 2006
Interim - For the Six Months Ended June 30, 2006
Interim - For the Nine Months Ended September 30, 2006
Annual Financial Statements For the 12 Month Period Ended December 31, 2006

News Release No. 14-05 dated December 16, 2005

UPDATE ON GOLD TARGETS - EXPLORATION AREA II, LOS ZORROS, CHILE - A gravity geophysical survey, detailed geologic mapping, and re-logging of certain Phase I drill core has helped to better understand and outline gold targets in Exploration Area II of the Los Zorros property.  The nature and geochemistry of these targets were previously reported in News Release No. 1-05 dated January 21, 2005.   Three of these targets (see Figure 1), Target A (Milagro Mine), Target C (Milagro Pampa) and Target D (La Florida), will be included for drilling as part of the proposed Phase II exploration program to follow-up numerous gold, copper-gold and silver targets on the Los Zorros property.  Target B is not currently being considered for follow up, but may be pursued at a later date depending upon further results in the area.  The three targets are summarized as follows:

Target A (Milagro Mine) (see Figure 2) is an area where Phase I drilling intersected gold-mineralized mantos and underlying thick hydrothermal breccia that may be part of an important gold zone.  The mantos zone was intersected between drilling depths of 27.0 to 31.7 meters.  The gold content ranges from 1.240 grams/metric tonne to 4.140g/mt and averages 2.579 g/mt gold with a silver average credit of 15.9 g/mt over a true width of 4.4 meters (previously reported in News Release No. 1-05).  Of importance, the gold-mineralized mantos occurs within a very wide halo of strongly anomalous gold values.  The gold mineralization (mantos) of the Milagro Mine area is fortuitously located in an uplifted (horst) block and occurs just below the floor of a gabbro body.  The gravity expression of the dense gabbro body masks the presence of the low-gravity character of the underlying altered rocks which host the gold mineralization.  The surface extent and indications of gold mineralization in the horst block defines a target size of 300 to 400 meters across by 800 meters down dip (easterly).  The mantos interval and better mineralized upper part of the underlying breccia are together approximately 50-meters thick.  If better grade gold-mineralized intervals can be found by drilling, the target dimensions are permissive for 25 million to 35 million metric tons within the uplifted (horst) block.  The spatial extent of the gold-mantos and underlying breccia zone in down-dropped blocks to the north and south flanking the horst block of the target area are unknown at this stage, and may be the focus of later explorations efforts. Two or three core holes are planned to drill the projected down-dip continuation of the gold mineralized mantos interval and underlying breccia to the east.

Target C (Milagro Pampa) (see Figure 3) is a stockwork-veined, sericite-clay-quartz-altered/pyritized gabbro sill with strongly anomalous copper-gold-silver and mercury content which is concealed beneath pampa cover and was discovered during Phase I drilling in hole ML-04-03 (previously reported in News Release No. 1-05).  The strong alteration, anhydrite and quartz-pyrite stockwork veining, and highly anomalous copper content intersected suggests that Milagro Pampa is near the center of the intrusive porphyry source of the mineralizing system.  The typical gravity high expression of the gabbro over the region is considerabley diminished by the alteration/mineralization effects at Milagro Pampa.  The hole did not quite reach and penetrate through the floor of an altered and mineralized gabbro body, but garnet skarn xenolith blocks comprising the last twenty meters suggest that the hole was stopped near the floor contact with underlying rock.  The strong alteration, pyritization and variable anomalous copper over the entire length of the hole may comprise the outer halo to substantial gold-copper mineralization hosted in altered porphyry and layered skarnoid sedimentary and volcaniclastic rocks that likely underlie the gabbro body.

In light of the gold mineralization being concentrated just below the floor of the gabbro unit at the Milagro Mine (Target A), exploration results make a strong case to test for copper-gold mineralization underlying the gabbro in the Milagro Pampa area.  The fault-bounded prospective area of Milagro Pampa measures 1000 meters by 500 meters with the top of the target becoming progressively deeper in a down-dip direction to the east (ranging approximately 400 to 500 meters vertical depth).  One to two core drill holes are proposed to test this target during Phase II.

Target D (La Florida) (see Figure 4) is an area where Phase I trenching and sampling exposed silicified and clay-altered quartz-eye porphyritic intrusion with significantly anomalous gold content including a 138-meter interval averaging 0.405 g/mt

(previously reported in News Release No. 1-05).  The gold mineralized/altered intrusion intrudes up through a little-altered, thick diorite sill and coincides with a well-defined gravity low.  The surface outcropping, oval-shaped area of gold mineralized quartz-eye porphyritic dacite intrusion encompasses approximately 200 meters wide by 400 meters long.   Similar altered/mineralized porphyritic intrusion outcrops/daylights elsewhere in the vicinity, indicating the target extends over a much greater distance beneath the surrounding area.  One to two core drill holes are proposed to test this target during Phase II.

The Phase II drilling program being planned for Los Zorros is expected to entail approximately 5,000 meters of core drilling, bulldozer trenching, geologic mapping, rock-chip and trench sampling and assaying (see News Release No. 8-05, Sept. 9th, 2005).  The complete program is estimated to cost CDN $1,500,000.  Funding for this program will be sought through private placement financings, and drilling will begin once remaining targets are fully defined/prepared and funding is in place.  Bulldozer trenching has been completed in Exploration Area IV, and geologic mapping, sampling and assaying are ongoing in order to define targets for Phase II drilling.  Target descriptions will be announced once the data is compiled and evaluated.

Go to www.samex.com and select News Release No. 14-05 to view the following Figures 1, 2, 3 & 4 which accompany this news release: Figure 1 – Exploration Area II, Figure 2 – Target A - Milagro Mine Section, Figure 3 – Target C – Milagro Pampa Section, Figure 4 – Target D – La Florida Section

News Release No. 1-06 dated January 11, 2006

“INCA PROJECT” – NEW COPPER-GOLD OPPORTUNITY IN CHILE - SAMEX has signed letters of intent (“LOIs”) with property owners of concessions covering historically mined copper-gold deposits in the San Pedro de Cachiyuyo district, near Inca de Oro, Region III, Chile.  The LOIs give SAMEX exclusive rights, exercisable until February 28, 2006, to enter into binding option-to-purchase agreements, subject to financing, title due-diligence and further geologic evaluation.  SAMEX has also staked several concessions on open ground in the area and will refer to the overall property grouping as the INCA project.

The INCA project is adjacent to an apparent recent discovery of significant porphyry-hosted copper (-gold) sulfide mineralization found by Chilean copper miner CODELCO, through their concerted core drilling beneath covered pampa just southeast of the Inca de Oro village.  Immediately southwest of the village is a 15 km trend which hosts the famous Inca de Oro high-grade-gold mines dating back to the time of the Incas.  The INCA project is located 100 kilometers north of Copiapo, Chile and 5 kilometers east of the village of Inca de Oro.  The district is readily accessible by the paved highway connecting Copiapo and the El Salvador copper mine, and is well-located for bringing in infrastructure and developing a moderate to large mining operation.

The project area has historically been worked to shallow depths via small mines for high-grade oxide copper and enriched copper-sulfide ores with a gold and molybdenum credit, mostly from elongate breccia bodies and veined zones.  There are four principal northwest- and east-northeast-trending mineralized zones. These zones host localized tourmalinized breccia bodies where mining has been focused.  The district has been little explored by drilling.  SAMEX’s target objective is to explore beneath the mined areas for substantial deposits of enriched secondary copper-sulfide and primary copper sulfide ores with important gold and molybdenum credits hosted by porphyry copper intrusions beneath the area.  Also, important amounts of oxide-copper mineralization may still remain in several areas.

The INCA project is positioned in the belt of upper Cretaceous igneous intrusions (plutons and batholiths), volcanic rocks, and sedimentary rocks.  This belt hosts the world-class El Salvador porphyry copper deposit located 60 kilometers to the north. The INCA concessions and area of exploration interest covering the mineralized zones and small mines measures approximately 5 kilometers long by 3 kilometers wide.

If SAMEX elects to enter into and exercise its purchase options, funding of approximately CDN $4 million will be required over the next three years to cover property option payments and initial exploration expenditures on the project.  The Company will announce further particulars of the INCA project, including the terms of the formal option agreements, if it elects to proceed after satisfactory completion of due diligence and obtaining adequate financing.

The INCA project is without a proven resource at this time, and there is no assurance that commercial quantities of minerals will be discovered.  SAMEX believes this project offers significant potential, particularly considering its mining history and its proximity to the adjacent CODELCO discovery.  The project offers the potential for an early exploration success and, due to the existence of favorable local infrastructure, the prospect of rapid development of the property.  The INCA project strongly compliments the Company’s Chilean exploration activities including its ongoing Los Zorros project and its recently announced silver joint-exploration effort with SilverCrest Mines.

News Release No. 2-06 dated January 12, 2006

CORPORATE FINANCE CONSULTING AGREEMENT TO ASSIST EUROPEAN FINANCING EFFORTS - SAMEX (the “Company”) has signed a corporate finance consulting agreement with European consultants, Spartacus Ltd. (the “Consultant”), to assist the Company with respect to its corporate financing efforts in Europe and other jurisdictions.

During the term of the agreement, the Consultant will provide introductions to fund managers, institutional investors and other parties, as well as assistance associated with financing activities.  In consideration of these services, the Company will pay the Consultant a quarterly fee of $25,000 commencing after SAMEX completes one or more private placements with the assistance of the Consultant which have aggregate net proceeds of not less than $2,000,000.  The Agreement continues for a term of 12 months and may be terminated on 30 days notice prior to completion of the private placements.  The agreement is subject to regulatory acceptance.

News Release No. 3-06 dated January 16, 2006

PRIVATE PLACEMENT - SAMEX has arranged a private placement of 3,610,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.70 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.78 per share if exercised at any time during the three year term of the warrant.  The share/warrant units will be subject to a four-month hold period.  The proceeds of the private placement will be used for expenditures on the Company’s mineral properties and for general working capital.  Directors/Officers of the Company are placees for an aggregate of 230,000 units.  Finders fees or other compensation may be payable with respect to a portion of the placement.  The private placement is subject to regulatory acceptance.

News Release No. 4-06 dated February 16, 2006

PRIVATE PLACEMENT COMPLETED - SAMEX has completed a private placement of 3,720,000 units at a price of $0.70 per unit (originally announced as 3,610,000 units in News Release No. 3-06 dated January 16, 2006).  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.78 per share if exercised at any time during the three year term of the warrant which expires February 13, 2009.  The units (3,720,000 shares and 1,860,000 warrants) have been issued and are subject to a hold period until June 14, 2006.  The proceeds of the private placement will be used for expenditures on the Company’s mineral exploration properties and for general working capital.  Directors/Officers of the Company are placees for an aggregate of 230,000 units.

News Release No. 5-06 dated March 1, 2006

ADDITIONAL ACQUISITION RIGHTS - INCA PROJECT, CHILE - SAMEX (the “Company”) has signed a third letter of intent giving the Company the exclusive right to enter into an option agreement to acquire additional concessions located within the INCA project area (see “Inca Project – New Copper-Gold Opportunity In Chile” announced in news release 1-06 dated January 11, 2006).  The parties have until the end of April to conduct appropriate due diligence and complete a formal option agreement.  SAMEX has also completed additional staking in the INCA project area.

Due diligence related to previously announced letters of intent (news release 1-06 dated January 11, 2006) is progressing well and parties have mutually agreed to extend the date for executing formal option agreements until the end of March.

The INCA project is located 60 kilometers south of and within the same geologic belt as the El Salvador porphyry copper deposit and adjacent to the recent and on-going CODELCO drilling focused on a new discovery of porphyry-hosted copper mineralization just to the west of the INCA project area.  The geologic setting and features of the INCA project area suggest the possible presence of a coherent, extensive, copper-gold-molybdenum porphyry system at moderate depths beneath the numerous, small, historic oxide-copper mines scattered throughout the project area.

SAMEX’s objective is to explore beneath the mined areas and along the altered/mineralized zones to discover substantial porphyry-hosted deposits of enriched secondary copper-sulfide (chalcocite/covellite) and primary copper sulfide ores (chalcopyrite-bornite) with important gold and molybdenum credits.  Further information concerning the option/acquisition terms and technical aspects of exploration targets of the INCA project will be announced upon execution of formal option agreements.

News Release No. 6-06 dated March 24, 2006

SAMEX SECURES STRATEGIC LAND POSITION AT INCA PROJECT, CHILE - SAMEX has secured rights to more than 5,000 hectares of mineral concessions at the INCA project in Chile by staking, by purchase of concessions at a government auction, and by three separate agreements for options to purchase mineral concessions (see news releases No. 1-06 and 5-06). The core of the concessions covers numerous small copper mines situated within a 20-square-kilometer area (2,000 hectares) near Inca De Oro, Chile.  Under the terms of the three agreements, SAMEX can acquire 100% interest in concessions covering 2,203 hectares by making option payments totaling US$2,600,000 in aggregate over thee years as follows: US$675,000 initial payment; US$300,000 in 12 months; US$375,000 in 24 months; and US$1,250,000 in 36 months.  Under one agreement, concessions covering 2,138 hectares are subject to a 1% Net Smelter Return Royalty and the owner has the right to purchase up to 50% of any oxide-copper production at cost from SAMEX (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1.2 million tonnes or ten years, which ever is reached first.  Under a second agreement, concessions covering 45 hectares are subject to a 1% Net Smelter Return Royalty on copper for period of 20 years but SAMEX has the option to buyout the Royalty at any time for US$500,000.

The INCA property is located 90 kilometers north of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the El Salvador Mine.  The location is well-situated with good access, expansive surrounding space for large mining operation infrastructure, and bringing in water and electrical power.  SAMEX plans to carry out a concerted exploration effort at the INCA project to search for large porphyry copper-gold-silver-molybdenum deposits.  Of interest, Chilean copper company, CODELCO continues to pursue drill exploration of their important recent porphyry copper discovery on their property adjacent to the INCA project.

The INCA project area has been the center of small mining activity (Cachiyuyo de Oro District) primarily for production of oxide-copper, and more recently, secondary enriched copper sulfide ores.  Most of the production has been from localized open cut workings, and in several places - shafts, positioned on tourmaline breccia, altered brecciated intrusive rock, and sheeted vein zones.  These mineralized occurrences are the typical high-level expression to deeper seated, source porphyry copper intrusions of likely much larger size with great upside exploration potential.  Very little exploration work (especially drilling) has been carried out around the small mines.  Only one limited part of the INCA project area at the Lower Manto Cuba mine has been drilled during an Empresa Nacional Minera (“ENAMI” a Chilean government company) program in 1971 with important implications for exploration.  The holes not only demonstrate the position, thickness, and grade characteristics of oxide and enriched secondary sulfide ores, but reveal the presence, at depth just below and around these zones, of altered porphyry-hosted, primary (hypogene) copper-sulfide mineralization. Small miners, without capital for exploration or infrastructure (water and power) or to build a mill and plant to process secondary or primary copper sulfide ore, could only focus on mining areas of readily accessible oxide-copper ore feed for the near-by Chatal Leach Plant.  With this plant long closed, oxide ores which are hand-sorted for direct-shipping grade (>2.5% copper) oxide and some enriched ores are currently trucked several times a month in small quantities to the ENAMI heap-leach plant and smelter complex at Paipote, near Copiapo, Chile.

At the INCA Project, SAMEX has identified five important targets of copper mineralization with significant credits of molybdenum, and also locally for gold and silver.  These targets include: Upper Manto de Cuba, Lower Manto Cuba, San Pablo, Delirio, and Tucumata.  Other less-well defined smaller targets to be further evaluated have also been found to be present on the acquired property position and include: Jardinera, Concepcion, San Antonio, Puntilla, and Dos Amigos.  The area containing these targets is the typical size for centers of porphyry copper systems of the early to mid Tertiary igneous belt of the northern part of Chile (Collahuasi, Quebrada Blanca, El Abra, Chuquicamata, Radomiro Tomic, Escondida, El Salvador).  The Inca Project is positioned at the south end of this geologic belt and within a well-defined structural corridor of numerous centers of mineralization including the large El Salvador (Codelco) porphyry copper deposit (970 million metric tons – 0.68% copper, 0.022% molybdenum, 0.10 g/mt gold), the Inca de Oro gold-copper vein swarm, the Tres Puntas and Chimbero silver mining district, and the previously mentioned  Codelco discovery of porphyry-hosted copper-gold mineralization.  The geochemical makeup of ore and mineralization in the INCA area is illustrated in the following table of samples recently taken by SAMEX from ore stockpiles and dumps of the small active mines on the property.  These results are similar to those from earlier SAMEX reconnaissance sampling.  Note the potassium (K) enrichment and depletion of calcium (Ca) and sodium (Na) which reflects the altered porphyry host for the mineralized samples.

SAMPLE No.	Total Cu %	Soluble Cu %	Au ppm	Ag ppm	Mo ppm	S %	Ca %	K %	Na %
T-1	6.18	5.510	1.010	11.3	117	0.02	0.35	5.91	0.52
T-2	4.08	3.740	1.275	20.3	18	0.06	0.23	3.78	1.32
D-1	7.98	6.910	1.600	25.2	326	<0.01	0.55	6.61	0.42
MCS-1	11.85	11.450	0.051	24.8	13	0.03	0.09	0.32	0.32
MCS-2	7.64	6.800	0.042	2.1	102	0.01	0.05	2.58	0.07
MCS-3	38.10	18.600	0.745	17.6	48	4.07	0.02	0.79	0.30
MCI-1	1.01	0.082	0.035	2.6	46	2.17	0.22	3.96	0.04
MCI-2	0.08	0.039	0.008	<0.5	2150	1.04	0.09	3.71	0.07
MCI-3	1.90	0.010	0.071	3.1	20	3.82	0.18	3.88	0.03
MCI-4	5.70	0.629	0.031	2.3	54	3.46	0.03	4.36	0.05
SPB-1	1.72	0.534	0.601	14.3	20	1.80	1.48	2.49	0.12
SPB-2	1.92	1.715	0.013	1.0	7	0.04	0.06	1.99	0.15
SPB-3	8.03	7.000	0.041	17.8	21	0.08	0.04	0.91	0.10
SA-1	10.10	1.080	0.299	9.0	21	1.80	0.10	3.82	0.08
SA-2	3.31	2.560	0.210	2.6	10	0.15	0.11	4.29	0.06
C-1	0.25	0.013	0.168	1.5	5	3.47	0.41	2.83	0.05
C-2	0.80	0.029	0.041	4.2	8	3.64	0.30	3.57	0.05
C-3	2.63	0.005	0.311	8.1	9	2.84	0.17	3.84	0.07
C-4	0.16	0.008	0.024	0.8	3	3.70	0.32	3.31	0.05
C-5	5.19	0.012	0.482	24.9	10	4.64	0.25	3.51	0.07
C-6	0.03	0.012	0.006	<0.5	9	0.06	3.00	2.78	2.90
J-1	27.60	13.000	0.599	55.0	>10000	>10.0	0.08	3.73	0.12
J-2	10.70	6.670	2.930	27.7	7570	2.00	0.08	4.53	0.11
J-3	7.15	2.450	1.040	20.1	476	1.58	0.06	4.08	0.13
J-4	0.07	0.041	0.015	0.6	32	0.01	3.77	2.10	2.77
							Typical Whole Rock Content
							2.8 – 3.0	2.2 – 2.5	2.4 – 2.5

Initial field review of all the targets at the INCA Project by SAMEX, which outlined the extent of small mine workings, speculatively suggests that historic production may have cumulatively reached to approximately 2.5 million metric tons of oxide-copper ore and less than 1.5 million metric tons of enriched secondary copper-sulfide ore.  Although oxide ore may be exhausted at several mines (Lower Manto Cuba, San Pablo), important resources may remain especially at three mine areas (Delirio, Tucumata, and Jardinera).  Enriched secondary copper-sulfide ores may have been largely mined out at Lower Manto Cuba; but have just been reached by small miners at deeper levels at San Pablo and Jardinera and remain intact (untouched) at Upper Manto Cuba, Delirio and Tucumata).  Based on surface measurements made around open cut mine workings and along the exposed trace of mineralized zones during reconnaissance evaluation of the property, SAMEX conservatively estimates a possible target cumulative potential of 5.2 to 8.0 million metric tons of oxide-copper ore (0.75% to 1.5% soluble copper, average grade), and 15.6 to 20.0 million metric tons of enriched secondary copper sulfide ore (2.5% to 4.5% total copper, average grade) to be present at shallow depths at the various target sites.  At Delirio, Tucumata and Jardinera, a significant gold credit of 1.00 to 2.93 grams/metric ton may also be present with both the oxide and enriched copper ores.

Ranges of grade were determined from sampling of ore stockpiles at currently active small mines (San Pablo, San Antonio, Upper Manto Cuba, and Jardinera) and dumps of inactive mines (Lower Manto Cuba, Concepcion, Delerio, and Tucamana).  Thicknesses typical for the oxide and enriched ores is estimated based on exposed workings and importantly from drill information from the 1971 ENAMI drill program.  The drilling suggests that primary mineralization has an unknown depth extent in excess of 100 meters.  The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the INCA area, has yet to be proven by drilling and other exploration activities. The potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

Of importance, at two mine areas (Lower Manto Cuba and Concepcion), deeper workings have encountered primary copper sulfide ore hosted by altered porphyritic intrusive rock which has been stockpiled or discarded on dumps.  This material, which was sampled by SAMEX during initial reconnaissance sampling, contains 0.41% to >2.0% copper, locally with credits in molybdenum (0.05% to 0.08%), and gold (0.3 grams/metric ton at Concepcion).  There has never been a plant to process primary sulfide ore and produce concentrate on, or near, the property.  So, although encountered in places by deeper mine workings, this material was historically, and to this day, ignored by the small miners.  Some 35 years ago, a single core drill hole, which was included as part of a 1971 ENAMI churn drilling program at Lower Manto Cuba, encountered the top of the primary copper sulfide zone at a depth of approximately 84 meters and is open-ended to the bottom of the hole (140 meters depth).  Grades range from 0.20% to 2.65% total copper over the one meter sample widths; most samples contain >0.50% copper; and the average grade is 0.83% total copper (although SAMEX has not verified the grades in this drill hole, these grades are consistent with grades reported above from SAMEX sampling of primary copper sulfide ore hosted by altered porphyritic intrusive rock discarded on dumps or stockpiles).  Some of the near-by, shallow, churn drill holes from the same program also encountered primary copper sulfide mineralization at depths as shallow as 48 meters with average grades of 0.8% to just over 1.0% total copper.  Assuming that, with depth, the primary copper sulfide mineralization does not expand outward much beyond the surface widths, a cumulative target is conservatively estimated at from 120 to 180 million metric tons with an average grade ranging between >0.65% to 1.0% total copper as a discovery objective for exploring the target areas.  Should the primary copper sulfide mineralization expand outward at depth the target potential would be dramatically increased.  The estimate of this target size and grade is based upon grades and widths from the ENAMI drilling, from results of SAMEX sampling of primary copper sulfide mineralization from mine ore stockpiles and dumps, and from surface measurements made around open cut mine workings and along the exposed trace of mineralized zones during reconnaissance evaluation of the property.   The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the INCA area, has yet to be proven by drilling and other exploration activities.  The potential quantity and grade of the target is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

Exploration core drilling is planned to start testing each of the targets once funds are in place and budgets have been approved.  An initial program of 15 to 20 holes totaling 6,000 meters is planned at a cost of approximately US$1,000,000.  The costs include additional surface geologic and survey work; geochemical assays; possible ground geophysical surveys to trace zones beneath covered pampa; and building both an exploration camp and core processing/storage facilities.  The major objective of the drilling program will be to discover cumulatively very large tonnages of primary copper sulfide ore beneath the various mineralized zones.  Much of this drilling will also be testing for shallower, higher grade oxide and enriched secondary copper sulfide ores which might be amenable to more-rapid mine development and provide near-term modest production.

“QUALIFIED PERSONS”

News Releases concerning our mineral properties have been prepared by Robert Kell, Vice President - Exploration for SAMEX MINING CORP. and Philip Southam, P. Geo.   Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  All geochemical analyses were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.

FORWARD LOOKING STATEMENTS

This report includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein

SAMEX MINING CORP.

CORPORATE DIRECTORY

Corporate Office

SAMEX Mining Corp.

301 - 32920 Ventura Ave.

Abbotsford, BC

V2S 6J3

Canada

Tel: (604) 870-9920

Fax: (604) 870-9930

Toll Free: 1-800-828-1488

Directors & Officers

Jeffrey P. Dahl

President & Director

Peter J. Dahl

Chairman & Director

Robert (Rob) E. Kell

Vice President - Exploration

 & Director

Patricio G. Kyllmann

Director

Allen D. Leschert

Legal Counsel & Director

Larry D. McLean

Vice President - Operations

& Director

Brenda L. McLean

Corporate Secretary

Investor Contact

Jeffrey Dahl

Tel: (604) 870-9920

Fax: (604) 870-9930

Toll Free: 1-800-828-1488

Email: 2samex@samex.com

Corporate Web Site

 www.samex.com

Listings

TSX Venture Exchange

Trading Symbol - SXG

OTC Bulletin Board

Trading Symbol - SMXMF

U.S. Registration

Form 20F #0-13391

Subsidiaries

South American Mining

  & Exploration Corp.

SAMEX International Ltd.

Samex S.A.

Minas Bolivex S.A.

Empresa Minera Boliviana S.A.

Minera Samex Chile S.A.

Field Offices

Copiapo - Chile

La Paz - Bolivia

Transfer Agent

Computershare Investor

Sevices Inc.

3rd Floor, 510 Burrard Street

Vancouver, BC  V6C 3B9

Registered Office

Suite 2760

200 Granville Street

Vancouver, BC  V6C 1S4

Auditors

Dale Matheson Carr-Hilton

  LaBonte

Vancouver, BC   Canada

Hidalgo Y Asociados Ltda.

Santiago - Chile

Solicitors

Leschert & Company

Vancouver, BC

Vergara & Compañia

Santiago – Chile

Franz Vega Noya

La Paz - Bolivia

Bankers

Bank of Montreal

Vancouver, BC